Exhibit 99.2
Sterlite Industries (India) Limited Annual Report 2010

FOCUSED ON DELIVERY LONG TERM VALUE PEOPLE A SUSTAINABLE FUTURE
STERLITE INDUSTRIES (INDIA) LIMITED ANNUAL REPORT 2010

Introduction
We are India’s largest non-ferrous metals and mining company and are one of the fastest growing private sector companies. Our primary businesses are Aluminium, Copper, Zinc & Lead and Commercial Energy.
Our Vision
To create a world class, diversified resources company with high quality assets, low cost production, providing superior returns to our shareholders.
Our Values
Entrepreneurship
We foster an entrepreneurial spirit throughout our businesses and value the ability to foresee business opportunities early in the cycle and act on them swiftly. Whether it be developing organic growth projects, making strategic acquisitions or creating entrepreneurs from within, we ensure an entrepreneurial spirit at the heart of our workplace.
Trust
The trust that our stakeholders place in us is key to our success. We recognise that we must responsibly deliver on the promises we make to earn that trust. We constantly strive to meet stakeholder expectations of us and deliver ahead of expectations.
Growth
We continue to deliver growth and generate significant value for our shareholders. Moreover, our organic growth pipeline is strong as we seek to continue to deliver significant growth for shareholders in the future. We have pursued growth across all our businesses and into new areas, always on the basis that value must be delivered.
Sustainability
We practice sustainability within the framework of well defined governance structures and policies and with the demonstrated commitment of our management and employees. We aim not only to minimise damage to the environment from our projects but to make a net positive impact on the environment wherever we work.
Excellence
Achieving excellence in all that we do is our way of life. We strive to consistently deliver projects ahead of time at industry-leading costs of construction and within budget. We are constantly focused on achieving a top decile cost of production in each of our businesses. To achieve this, we follow a culture of best practice benchmarking.

Sterlite Industries (India) Limited Annual Report 2010     01
Company Overview
02	Highlights

04	Sterlite at a Glance

06	Chairman’s Statement

08	Company Overview

10	Board of Directors
Business Review
12	Performance
14	— Copper

16	— Zinc and Lead

18	— Aluminium

19	— Energy
20	Operational Performance

24	Financial Performance

26	Risks and Uncertainties
Sustainability
30	Sustainability Report

33	Corporate Social Responsibility (CSR)
Corporate Govenance
41	Directors’ Report

51	Corporate Governance Report
Financial Statements
68	Auditors’ Report

72	Balance Sheet

73	Profit & Loss Account

74	Cash Flow Statement

76	Schedules forming part of the Balance Sheet

86	Schedules forming part of the Profit & Loss Account

89	Notes Forming Part of the Accounts

111	Balance Sheet Abstract and Company’s General Business Profile

112	Auditors’ Report on the Consolidated Financial Statements

114	Consolidated Balance Sheet

115	Consolidated Profit and Loss Account

117	Consolidated Cash Flow Statement

119	Schedules forming part of the Consolidated Balance Sheet

126	Schedules forming part of the Consolidated Profit and Loss Account

129	Notes Forming Part of the Consolidated Accounts

02     Sterlite Industries (India) Limited Annual Report 2010
Highlights
Consolidated Financials
▶	Rs.24,410 Crore Consolidated turnover for 2009-10 — up by 15.4%

▶	Rs.8,031 Crore PBIDT for 2009-10 — up by 17.1%

▶	Rs.5,409 Crore Net Profit for 2009-10

▶	Rs.37,012 Crore Shareholders’ fund base

▶	Rs.21,313 Crore Cash and Liquid investment

▶	Rs.46.79 Consolidated EPS for 2009-10 on enlarged equity base

▶	Dividend of Rs.3.75 per equity share of Rs.2/- each for 2009-10
Copper
▶	Cathode production — 334,174 tonnes

▶	Highest ever Domestic Sales — 206,150 tonnes

▶	Announced expansion programme of doubling of copper customs smelting capacity to 800 ktpa with associated 160 MW captive power plant
Zinc-Lead
▶	Achieved 1 mtpa capacity in Zinc-Lead

▶	Record Annual Zinc and Lead mined metal production at 768,620 tonnes

▶	Record Annual Zinc and Lead refined metal production at 650,038 tonnes

▶	Silver production at 176,381 kilograms

▶	210 ktpa zinc smelter at Dariba and 1 mtpa concentrator at Rampura Agucha successfully commissioned, ahead of schedule

▶	Successful exploration results during the year — added 34 mt at Zinc
Aluminium
▶	Highest ever production of hot metal from BALCO plant II smelter — 254,745 tonnes

▶	268,425 tonnes Aluminium production

▶	267,802 tonnes Aluminium sales

▶	Highest ever production of Rods — 148,239 tonnes

▶	Construction work on the 325 ktpa Aluminium smelter and 1,200 MW Captive Power plant at BALCO progressing well
Commercial Energy
▶	The construction work of the 2,400 MW Coal based Power Plant at Jharsuguda is progressing well

▶	Revived 1,980 MW Merchant Power Plant at Talwandi in Punjab state

▶	Coal linkages secured for all power plants

Sterlite Industries (India) Limited Annual Report 2010     03
Company Overview
Consolidated Performance
Standalone Performance

04     Sterlite Industries (India) Limited Annual Report 2010
Sterlite at a Glance
Our principal operations are located in India, where we have a substantial market share in each of our main metals: aluminium, copper, zinc and lead. We also operate a Copper mine in Australia.
Group structure

*	Listed on the Bombay Stock Exchange, National Stock Exchange of India and New York Stock Exchange.

**	Listed on the Bombay Stock Exchange and National Stock Exchange of India.

Sterlite Industries (India) Limited Annual Report 2010     05
Company Overview

06     Sterlite Industries (India) Limited Annual Report 2010
Chairman’s Statement
“Our excellent results fully endorse our decision to continue investing through the cycle in our industry leading organic growth programme. We have achieved significant milestones during the year and are on track to deliver a substantial increase in production capacity across our businesses in 2011. We remain confident about the future as we continue to deliver our projects and look for further opportunities to create value.”
I am delighted to report another excellent set of results in a challenging year for our industry and the global economy. The 2010 financial year began with developed markets in recession and commodity prices and industrial demand at multi-year lows. Emerging markets — especially India and China — proved more resilient to the economic downturn, with continued economic and metals consumption growth. The large and coordinated stimulus from governments globally has secured greater stability in financial markets and a return to economic growth. Commodity prices and industrial demand have recovered and we enter the 2011 financial year with much greater optimism to when we entered 2010.
Our structurally low cost position across commodities, excellent liquidity and strong cash flow has positioned us well to deliver in these unprecedented markets. This has enabled us to continue to grow production and invest in our industry-leading growth programme.
Financial performance
We delivered strong results in 2010, which once again benefited from our low cost position, diversified revenues and record production growth across all our businesses. Consolidated revenues rose by 15.4% to Rs.24,410 Crore and PBIDT rose by 17.1% to Rs.8,031 Crore during the year. The attributable profit for the year increased by 6% to Rs.3,744 Crore with an EPS of Rs.46.79. The net cash flow generated from operating activities amounted to Rs.4,182 Crore during the year.
Our balance sheet and liquidity remains strong. The Company has a strong Cash and Liquid investment of Rs.21,313 Crore as at 31 March 2010. We remain committed to retaining investment grade credit metrics.

Sterlite Industries (India) Limited Annual Report 2010     07
Company Overview
Organic growth and operational performance
FY 2010 was an outstanding year. Production grew across all commodities, costs were kept under control, and we made excellent progress with our organic growth programme. In Q4 Hindustan Zinc commissioned the 1 mtpa Zinc-Lead concentrator and 210 ktpa Zinc smelter, becoming the largest integrated producer of Zinc in the world with capacity of 1.064 mtpa.
We also announced the doubling of our copper custom smelting capacity at Tuticorin to 800 ktpa with associated 160MW power plant which will further reduce our costs and put us amongst the lowest quartile cost custom smelters in the world. We revived the 1,980 MW thermal power plant project at Talwandi Sabo in the state of Punjab to take advantage of the exciting opportunities offered by the power sector in India.
The tragic collapse of a power plant chimney that was under construction at BALCO through our subcontractor SEPCO was an unfortunate incident and investigations have revealed this was caused by severe thunderstorms and lightning. We have taken immediate steps to compensate and support the affected families, and strengthened monitoring and systems at our project sites to ensure this does not happen in the future.
Dividend, bonus and split
The Board has recommended a dividend of Rs.3.75 per equity share of Rs.2/- each for the financial year 2009-10. The dividend will be paid to those shareholders whose names appear on the register of members of the Company as on 21 May 2010, on approval at the ensuing Annual General Meeting.
The Board has approved sub-division of the Equity Shares from Rs.2/- each to Re. 1/- each and also a bonus issue in the ratio of 1:1 equity shares. The sub-division of equity shares has been done with a view to broaden the investor base by encouraging the participation of the retail investors and also with a view to increase the liquidity of the equity shares. The Board keeping in view the comfortable reserves position, future expansion, profitability and its constant endeavour to reward its Shareholders has recommended a bonus issue of 1:1, i.e. one share of the sub-divided equity shares of Re. 1/- each for one share held. The sub-division and bonus issue will be subject to approval of the Shareholders in the ensuing Annual General Meeting.
Fundraising activity
During the year the Company made an American Depository Shares (ADS) issue of US$ 1.6 billion and also raised US$ 500 million through Convertible Senior Notes with international investors, to augment the long term resources. The investor community at large has continued to repose faith in the Company, which was very satisfying.
Sustainability
Sterlite has a long standing commitment to sustainable development, and we believe that business today has greater responsibility than ever before to enhance society’s overall well being. We continue to proactively foresee social and environmental factors that will be influencing our businesses in the long term and prepare for those changes now, so that we can emerge as a more effective and stronger company. We have a track record of exceeding our own performance year on year in energy and water usage, recycling and reuse of waste innovatively and engaging and working with communities towards building a sustainable business.
Ensuring the safety of all our employees is a key priority for us, and the Board remains focused on improving the performance in this crucial area. We have also remained focused on actively engaging with our key stakeholders, enhancing our reporting and increasing transparency. As we expand our footprint globally, we will continue to build on our strong legacy in the sustainability space.
Outlook
The recovery in demand and commodity prices appears well-founded and the medium and long-term outlook for our commodities remains strong. We are well placed to benefit from a sustained recovery given our structurally low cost position, presence in growing economies and the organic growth programme. Our priorities are focussed on delivering a significant increase in capacity across our businesses and strengthening our low cost position. We are both optimistic and well placed for the future.
Finally on behalf of the board I would like to thank our employees who have contributed to the excellent performance during the year. Our unrivalled growth and delivery at benchmark standards will help us maintain sustainable growth and maximise shareholder value.
Anil Agarwal
Chairman

08     Sterlite Industries (India) Limited Annual Report 2010
Company overview
With consolidated revenues of Rs.24,410 Crore Sterlite is one of India’s largest non-ferrous metals and mining company. Our business is principally located in India, one of the fastest growing large economies in the world with a 6.7% increase in real gross domestic product (“GDP”) from fiscal 2008 to fiscal 2009, according to the Central Statistical Organisation of the Government of India’s Ministry of Statistics and Programme Implementation. In addition, we have mining operations in Australia and a precious metal refinery at Fujairah in the UAE. We are primarily engaged in copper, zinc, and aluminium and have advanced the development of the commercial power generation business.
We have experienced significant growth in recent years through various expansion projects for our copper, zinc, aluminium and energy businesses. We believe our experience in operating and expanding our businesses in India will allow us to capitalise on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labour and talent pools. We believe we are also well positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.
Our Goal
To create a globally respected, world-class metals and mining company that generates consistently strong financial returns for its shareholders.
Copper
Sterlite is one of the leading copper producer in India. The copper business comprises smelting and processing of copper and production of its by-products. Our operations include a smelter, refinery, phosphoric acid plant, sulphuric acid plant, dore plant and copper rod plant at Tuticorin in the state of Tamil Nadu in southern India; and a refinery and two copper rod plants at Silvassa in the Union territory of Dadra and Nagar Haveli in western India, as well as a precious metal refinery at Fujairah in the UAE.
In addition, we own the Mt. Lyell copper mine at Tasmania in Australia, which provides around 7% of our copper concentrate requirements at Sterlite. In 2009-10, we produced 334,174 tonnes of copper cathode.
Sterlite has announced an expansion programme of doubling of copper customs smelting capacity to 800 ktpa with associated 160 MW captive power plant. The detailed engineering and procurement activities are underway for scheduled commissioning by mid 2011.
Zinc and Lead
Our majority-owned subsidiary, Hindustan Zinc Limited (HZL) is India’s only fully integrated zinc producer with a 74% market share by production volume of the Indian zinc market.
HZL’s products include refined Zinc metal, refined Lead metal, Silver, Cadmium and Sulphuric Acid. HZL is on course to become the world’s largest integrated Zinc-Lead producer and are the largest primary Silver producer in India. It has mining and smelting operations across multiple locations in India and its assets include Rampura Agucha — the largest Zinc mine in the world, Sindesar Khurd, Rajpura Dariba and Zawar in the State of Rajasthan. The smelters are situated at Chanderiya Smelting Complex which is the largest single location Zinc smelting complex in the world, and Zinc Smelter Debari in the State of Rajasthan; and Zinc Smelter Vizag in the State of Andhra Pradesh. As a part of recent project expansions, HZL has accomplished successful commissioning of Hydro Zinc smelter in Dariba Smelting Complex, in March 2010. HZL has a zinc ingot melting and casting plant at Haridwar in North India.
Sterlite has a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). The Company has exercised the second call option, but the Government has responded by stating that it does not believe that exercising the option under company law is valid. The company has therefore started the arbitration process.
Ongoing exploration activities at Hindustan Zinc have yielded significant success with the gross addition of 33.7 million tonnes (mt) to reserves and resources prior to a depletion of 7.1 million tonnes in FY 2010. Contained zinc-lead metal has increased by 3.4 million tonnes, prior to a depletion of 0.77 million tonnes during the same period. Total reserves and resources at 31 March 2010 were 298.6 million tonnes containing 34.1 million tonnes of zinc-lead metal and 832.7 million ounces of silver.
During FY 2010, the Company recorded its highest ever mined and refined metal production of 768,620 tonnes and 650,038 tonnes respectively of Zinc & Lead, up 4.5% and 5.3% respectively, compared to FY 2009. The Company also recorded its ever highest Silver production at 176,381 kilograms (including captive usage of 37,831 kg), an increase of 33.9%, compared to the previous year.
Aluminium
Located in Korba in the state of Chhattisgarh in central India, our majority owned subsidiary, Bharat Aluminium Company Limited (BALCO), is one of the four primary producers of aluminium in India. Sterlite owns 51% of the share capital of BALCO. The Company has exercised its option to acquire the Government of India’s remaining 49% ownership interest, although the exercise is currently disputed and in arbitration.
BALCO’s partially integrated operations include two bauxite mines, captive power plants and refining, smelting and fabrication facilities at our Korba facility in Central India. During the year, the production of saleable metal was 268,425 tonnes as compared to 356,781 tonnes in the previous year consequent to the phasing out of the 100 kt VSS Technology smelter (Plant I).
In order to enhance aluminium production capacity to 1.0 million tonnes, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh on August 8, 2007, for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh. BALCO has commenced the implementation process of the first phase of expansion for setting up a 325,000 tpa aluminium smelter which uses pre-baked technology from the Guiyang Aluminium — Magnesium Design & Research Institute, or GAMI, of China. The first metal tapping is expected in Q4 FY 2011.

Sterlite Industries (India) Limited Annual Report 2010     09
Company Overview
Construction of the 1,200 MW captive power plant was disrupted in September 2009 due to the collapse of a chimney under- construction. Work had resumed in January 2010 and is now in full swing. Despite disruption for about four months, we are working toward synchronisation of the first unit of 300 MW in Q3 FY 2011 and remaining three units progressively by Q2 FY 2012.
Commercial Energy Business
We have been building and managing captive power plants since 1997. Our wholly-owned subsidiary Sterlite Energy is building a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa which is nearing completion. The construction work is progressing well and the first unit is expected to get commissioned in Q1 FY 2011, with the remaining three units to be progressively commissioned by end of FY 2011.
In addition, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The EPC contract has been finalised and the EPC contractor has appointed subcontractors to carry out pre-construction activities at the site and orders have also been placed for turbines, generators and power houses. The project completion is expected by Q2 FY 2014.
Our commercial power generation business also includes the wind power plants commissioned by our 64.9%-owned subsidiary HZL. HZL has 123.2 MW wind power generation capacity in the state of Gujarat (88.8MW) and Karnataka (34.4MW). Both these plants are functioning efficiently and feeding electricity to the respective state grids. These wind energy mills have the state-of-the-art gearless synchronous wind turbine generator technology which facilitates higher power generation. During the year, we produced 219.1 Million Units of wind power, marginally lower as compared to FY 2009. The Commercial Energy Segment includes the surplus power sale from 270 MW CPP at BALCO also.
Our power business is still under development, and we expect to have meaningful operating results for our commercial power generation business segment in fiscal 2011, when Sterlite Energy’s first power project is expected to begin commissioning.
In addition, we have interests and plans in the following business:
Vedanta Aluminium Limited (VAL)
We are expanding our aluminium business through Vedanta Aluminium. We hold a 29.5% minority interest in Vedanta Aluminium, a 70.5%-owned subsidiary of Vedanta.
Vedanta Aluminium is intended to be a fully integrated alumina and aluminum producer with a 1.0 million tpa, expandable to 1.4 million tpa, alumina refinery at Lanjigarh in the State of Orissa in Eastern India, with an associated 75 MW captive power plant, expandable to 90 MW. In March 2007, Vedanta Aluminium began the progressive commissioning of the 1.0 million tpa greenfield alumina refinery. As scheduled, the second stream of the 1.4 mt Lanjigarh Alumina refinery has been commissioned and it produced 762,195 tonnes of alumina in fiscal 2010.
Further, Vedanta Aluminium is expanding its alumina refining capacity at the Lanjigarh refinery from 1.4 million tpa to 2.0 million tpa through debottlenecking, which is expected to be completed in Q1 FY 2011, which will be dependent on bauxite availability. Further 3 mtpa expansion of capacity along with 210 MW coal based captive power plant, in three lines of 1mt each, is now scheduled for commissioning progressively from Q4 FY 2011.
In addition, Vedanta Aluminium is building a greenfield 500,000 tpa aluminium smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The commissioning of the remaining 76 pots of 500 ktpa Jharsuguda Smelter I is scheduled for Q1 FY 2011. All the nine units of 135 MW have been commissioned.
Vedanta Aluminium is also setting up another 1,250,000 tpa aluminium smelter in Jharsuguda which is on schedule for final completion by Q2 FY 2013 with the first metal tapping now scheduled for Q2 FY11.

10     Sterlite Industries (India) Limited Annual Report 2010
Board of Directors
Mr. Anil Agarwal
Mr. Anil Agarwal, 57, who founded the Vedanta/Sterlite Group in 1976, is our Chairman and was appointed to our Board of Directors in 1978. He is also the Executive Chairman of Vedanta Resources Plc and the Director of:

—	Bharat Aluminium Company Limited

—	Sterlite Technologies Limited

—	Vedanta Aluminium Limited

—	Sterlite Energy Limited

—	Anil Agarwal Foundation
Mr. Anil Agarwal was previously our Chairman, Managing Director and CEO from 1980 until his term ended in October 2004. Since 1976 the Group has grown under his leadership, vision and strategy. He has over 30 years of experience as an industrialist.
Mr. Navin Agarwal
Mr. Navin Agarwal, 49, Executive Vice-Chairman, was appointed to our Board of Directors in August 2003. He is responsible for the Group’s business strategy as well as overseeing its overall performance and growth.Mr. Navin Agarwal has been with the Company since its inception. He chairs the Group’s Executive Committee. In this role, he directs the planning, execution, and completion of the pipeline of strategic organic growth projects as well as bringing together business heads and financial heads to ensure best practices are shared and implemented.
Mr. Navin Agarwal is also responsible for inorganic growth, strategic treasury and fund raising initiatives, and global investor relations as well as augmenting and managing the top talent of the Group. He has over 25 years of experience in strategic and business management.
He is also the Chairman of Konkola Copper Mines and The Madras Aluminium Company Ltd, Deputy Executive Chairman of Vedanta Resources Plc and Director of:

—	Vedanta Resources Holdings Limited

—	Vedanta Resources Investment Limited

—	Bharat Aluminium Company Limited

—	Hindustan Zinc Limited

—	Sterlite Iron & Steel Company Limited

—	Sterlite Infrastructure Private Limited

—	Sterlite Infrastructure Holdings Private Limited

—	Vedanta Aluminium Limited
Mr. Navin Agarwal has over 20 years of experience in strategic management. He holds a Bachelor of Commerce degree from Sydenham College, Mumbai, and has also completed the Owner/President Management Program at Harvard University.
Mr. Gautam Bhailal Doshi
Mr. Doshi, 57, is an Independent Non-Executive Director and was appointed to our Board of Directors in December 2001. Since August 2005, he has been employed with Reliance ADA Group Limited. Before that, he was a partner of RSM & Co. in India from September 1997 to July 2005. Mr. Doshi has over 25 years of experience in audit, finance and accounting. Mr. Doshi is a Fellow Member of the Institute of Chartered Accountants of India and was a member of the Central Council and the Western India Regional Council of the Institute of Chartered Accountants of India. He is also Director of:

—	Reliance Communications Infrastructure Limited

—	Reliance Life Insurance Company Limited

—	Reliance Media Works Limited

—	Reliance Anil Dhirubhai Ambani Group Limited

—	Reliance Big TV Limited

—	Reliance Telecom Limited

—	Piramal Life Sciences Limited

—	Digital Bridge Foundation

—	Reliance Media World Limited

—	Reliance Homes Finance Private Limited

—	Telecom Infrastructure Finance Private Limited

—	Nahata Film Infotain Private Limited

—	Sonata Investments Limited

Sterlite Industries (India) Limited Annual Report 2010     11
Company Overview
Mr. Berjis Minoo Desai
Mr. Desai, 53, is a Non-Executive Director and was appointed to our Board of Directors in January 2003. He holds a Masters Degree in law from the University of Cambridge and has been the managing partner of Messrs J. Sagar Associates since 2003. His expertise lies in laws relating to mergers and acquisitions, securities, international commercial arbitration and in financial and international business law. Before 2003, he was a partner at Messrs Udwadia, Udeshi & Berjis.
He is a Director of several companies including:

—	The Great Eastern Shipping Company Limited

—	NOCIL Limited

—	Praj Industries Limited

—	Edelweiss Capital Limited

—	Deepak Nitritre Limited

—	Centrum Capital Limited

—	Greatship (India) Limited

—	Emcure Pharmaceuticals Limited

—	Centrum Fiscal Private Limited

—	Capricorn Studfarm Private Limited

—	Capricorn Agrifarms & Developers Private Limited

—	Capricorn Plaza Private Limited

—	Spring Healthcare Advisors Private Limited

—	Equine Bloodstock Private Limited

—	Eden Realtors Private Limited
Mr. Sandeep H. Junnarkar
Mr. Junnarkar, 58, is our Non-Executive Director and was appointed to our Board of Directors in June 2001. He is a solicitor and a partner of Messrs Junnarkar & Associates. Earlier, he was a partner at Messrs. Kanga & Co. from 1981 to 2002. Mr. Junnarkar specialises in banking and corporate law. He has a Bachelor of Science (Honours) degree followed by a Bachelor of Laws degree, both from the University of Mumbai and is a member of the Bombay Incorporated Law Society.
He is a Director of several companies including:

—	Everest Industries Limited

—	Excel Crop Care Limited

—	IL&FS Infrastructure Development Corporation Limited

—	Jai Corp. Limited

—	Jai Realty Ventures Limited

—	Reliance Industrial Infrastructure Limited

—	Reliance Industrial Investments & Holdings Limited

—	Reliance Ports and Terminals Limited

—	Sterlite Energy Limited

—	Sunshield Chemicals Limited

—	Bombay Incorporated Law Society
Mr. Dindayal Jalan
Mr. D. D. Jalan, 53, is our Whole Time Director. Mr. Jalan joined our Company as the President of our Australian operations and was responsible for the business and operations of Copper Mines of Tasmania and Thalanga Copper Mines from January 2001 to February 2002 before becoming our Chief Financial Officer (Metals). He was appointed as our Chief Financial Officer in March 2003 and held that position until June 2009. Mr. Jalan has been the Chief Financial Officer of Vedanta since October 2005. Mr. Jalan has over 30 years of experience working in various companies in the engineering, mining and non-ferrous metals. He has received a Bachelor of Commerce degree from Gorakhpur University and is a member of the Institute of Chartered Accountants of India.
He is a Director of several companies including:

—	Vedanta Resources Finance Limited

—	Vedanta Resources Cyprus Limited

—	Vedanta Resources Jersey Limited

—	Vedanta Resources Jersey II Limited

—	Vedanta Investment Jersey Limited

—	Thalanga Copper Mines Pty Limited

—	Copper Mines of Tasmania Pty Limited

—	Talwandi Sabo Power Limited

—	Sterlite Opportunities and Ventures Limited

—	V S Dempo & Company Private Limited

—	Dempo Mining Corporation Private Limited

12     Sterlite Industries (India) Limited Annual Report 2010
Performance

Sterlite Industries (India) Limited Annual Report 2010     13
Business Review
Overview
In a challenging year for the global economy and our industry, we are pleased to report strong results across our businesses. We have remained focussed on our core strengths of low cost production, operational efficiency and successfully developing high value accretive projects for our shareholders. We have increased volumes across all businesses whilst keeping costs under control and are well placed to benefit from the sustained recovery in our industry.
During the year all our businesses delivered volume growth, with record mined metal production of zinc and lead. Our ongoing cost reduction measures have helped to contain the impact of higher input prices while higher volumes have also benefited unit operating costs. Stronger commodity prices for copper and zinc have also contributed to the increase in EBITDA.
We have made excellent progress during the year in executing our industry leading organic growth programme. We delivered both significant production growth this year and put in place plans to substantially increase capacity in all our businesses for 2011.

14     Sterlite Industries (India) Limited Annual Report 2010
Performance Copper
The performance of our Copper—India/Australia business in FY2010 is set out below.
Table 1: Performance of Copper

Particulars	2009-10	2008-09	% Change
Production volumes (‘000 tonnes)
— Mined metal content	24	27	(11)
— Cathodes	334	313	7
— Rods	197	220	(10)
— Sulphuric acid	1,036	987	5
— Phosphoric acid	206	164	26
Cash Settlement Prices (US$ per tonne)	6,112	5,885	4
Unit costs (US cents per lb)	10	3	235
Realised TC/Rc’s (US cents per lb)	14	12	15
Revenue (Rs. Crore)	12,536	10,616	18
EBITDA (Rs. Crore)	749	1,237	(39)
EBITDA Margin (%)	6	12
Operating Profit (Rs. Crore)	637	1,130	(44)
Production performance
Production of cathodes at our Copper—India business was 334 kt in FY2010, up 6.7% year on year reflecting both the impact of planned maintenance undertaken and the effect of lower copper grades in concentrate on production volumes during FY2009.
Sterlite registered a highest ever fresh anode production of 332 kt during the year 2009-10. The Tuticorin plant will be shut down for its bi-annual maintenance during June — July 2010 for around 20 days.
Mined metal production at our Australian mines was 11% lower at 24 kt in FY2010 due to the impact of a mud rush in Q2. The mine has now resumed normal production.
Unit costs
Operationally, Copper India performed well delivering a reduction in gross conversion cost from Rs.17,974 per MT to Rs.17,324 per MT. However during the period we experienced a sharp fall in sulphuric acid realisation which reduced the by-product credit from Rs.10,510 per MT to Rs.2,840 per MT, generating an increase in net conversion cost from 3.1 USc per lb to 10.4 USc per lb. Currently, sulphuric acid realisation is rising on the back of a recent increase in sulphur prices, which should show a positive impact on cost.
Unit Cost of Production (CoP) at our Australian operations, excluding Tc/Rcs, in FY 2010 was 143 USc per lb up from 121 USc per lb in FY2009, mainly due to costs incurred for mud rush recovery resulting in lower production volumes, and an increase in royalties.
Sales
Copper sales in the domestic market were 206 kt in FY2010. 78% of these were value added copper rods, supplied largely to the rapidly growing power sector. The Indian copper market continues to demonstrate a robust growth rate of 4% growth in FY2010. The revenues increased by 18% to Rs.12,536 Crore.
By-Products
The Sulphur market witnessed an all time low with the prices falling to USD 35 FOB, which went up as high as USD 800 FOB in the previous year, following the world economic slowdown. This depression was also witnessed in Sulphuric acid market with tonnages sold at negative realization. The average net sales realization from Sulphuric acid was Rs.828 per tonne as against Rs 5,091 per tonne in the previous year. To compensate the shortfall, we rationalized the sales of phosphoric acid, which increased by 31% for the year 2009-10.
Treatment charges and refining charges (TC/RC)
TC/RC realisation FY 2010, was 13.54 USc/lb, compared with 11.75 USc/lb in the previous year. Spot TC/RCs continue to remain under pressure due to aggressive buying from China. Copper Mines continue to underperform in production due to falling head grades and labor issues. This is resulting in concentrate shortage in future as smelter expansions in China are coming up as scheduled. However, Sterlite is scheduled to receive shipments under long term agreements as expected and the spot requirement is being covered as per smelter’s requirements.
Financial performance
EBITDA for FY2010 reduced by 39% to Rs.749 Crore mainly due to steep fall in by-product realisation. These were partially off-set by improved TC-RC (15%) and higher realisations from our Australian mining operations.
Projects
400 ktpa Copper Smelter
The 400 ktpa copper smelter project and associated 160 MW captive power project at Tuticorin are progressing well, with detailed engineering and procurement activities underway for scheduled commissioning by mid 2011.

Sterlite Industries (India) Limited Annual Report 2010     15
Business Review
Achieving optimal production levels in dual mode
Identification of the project
This project was an outcome of the optimisation of oxygen plant -1 operations, which surfaced during identification of the key value drivers under the ACE-4000 (Acheiving Cost Excellence) project.
Initial roadblocks
The full potential of producing liquid oxygen could not be visualised, since the plant had undergone a series of in-house modifications to enhance the production. The practical difficulties in changing from gaseous mode to liquid mode of operation for a short period of time was a deterrent and the required time gap to produce liquid oxygen after switching the operation modes was also not identifiable. The general notion was that running in liquid mode would be inefficient and counterproductive.
ACE4000 Analysis and trials
There are two oxygen plants in Sterlite with a total capacity of 1,040 MT/day. Out of the two plants, Plant-1 could operate in gaseous mode, using a single turbine operation and in liquid mode where two turbine will be in operation. There are four steps to produce oxygen in these cryogenic plant which are air intake, purification, cooling and distillation.
Compander is an equipment in the cooling section, which helps to remove the internal energy of incoming air and thereby lowering its temperature. Work is extracted out of the incoming air during rotation of the expander. Due to adiabatic expansion air loses it’s temperature, becoming cooler which is necessary for fractional distillation. In the distillation unit, all the oxygen is collected in liquid form, and it is again taken back to the heat-exchanger to facilitate the cooling of incoming air and subsequently evaporated as gaseous oxygen.
Operating the compander at a higher speed should extract more work and in turn should produce more chillness. Once the air is more chill, the quantity of air required for exchanging heat in heat- exchanger is lower and hence the remaining quantity can be stored as liquid oxygen, thereby resulting in an increased production of liquid oxygen. However, production of total quantity of oxygen in the form of gas and liquid remains same as before.
During the trial, 40 MT of liquid oxygen generation was achieved as compared to 26 MT before. Power specifics were found lower for a fixed volume of air in liquid mode than gaseous mode because of lower pressure in the upstream since companders were running at a higher rpm facilitating higher extent of expansion. The same production level was achieved in both the modes which enabled us to run the plant in LOX mode continuously rather than switching between gas and liquid modes.
Benefits
Any negative variation in gaseous oxygen demand within 40 MT/day beyond the copper anode production level of 900 MT could be stored as liquid oxygen and delivered whenever need arises. Prior to this initiative being implemented, for any lower requirement of oxygen, the gaseous oxygen was being vented out into the atmosphere.
Monetary benefit from this initiative shall result in Rs.2.3 Crore per annum.

16     Sterlite Industries (India) Limited Annual Report 2010
Performance Zinc and Lead
The performance of our Zinc and Lead business in FY2010 is set out in the table below.
Table 2: Performance of Zinc and Lead

Particulars	2009-10	2008-09	% Change
Production volumes (’000 tonnes)
Zinc:
— Mined metal content	683	651	5
— Saleable Metal	578	552	5
Lead:
— Mined metal content	86	84	2
— Saleable Metal	64	60	7
Average LME Cash settlement prices (US per tonne)	1,936	1,563	24
Unit costs (US$ per tonne)
— Including Royalty	850	710	20
— Excluding Royalty	698	609	15
Revenue (Rs. Crore)	7,943	5,603	42
EBITDA (Rs. Crore)	4,710	2,781	69
EBITDA Margin (%)	59	50
Operating Profit (Rs. Crore)	4,446	2,567	73
Production performance
Mined metal production for Zinc and Lead from all our mines was 769 kt in FY2010, up 5% over FY2009, primarily due to improved operational performance in the mines.
Saleable zinc and lead production in FY2010 was 578 kt and 64 kt respectively, an increase of 5% and 7% respectively, over the previous year due to improved operational efficiencies. The new 210 ktpa zinc smelter at Rajpura Dariba and the new 1 mtpa concentrator at Rampura Agucha were commissioned at the end of Q4, three months ahead of schedule.
Production of silver in FY2010 was a record 176,381 kg (including captive usage of 37,831 kg), up 33.9% compared with FY2009. This increase was primarily due to increased mine production and improvement in silver recovery.
Unit costs
We were able to keep our cost of production stable as compared to FY 2009, on the back of higher volumes, increased operational efficiencies, increased capacities, despite higher input cost and volatile acid credits.
Unit cost of production in FY2010 excluding royalties was 15% higher at US$ 698 (Rs.33,073) per tonne compared with US$ 609 (Rs.27,974) per tonne in FY2009, primarily due to lower sulphuric acid credit which fell by US$123 per tonne and wage increases arising out of a long term wage settlement agreement. Royalties were higher at US$152 per tonne in FY2010 on account of increased LME prices and higher royalty rates. The royalty rate, which is linked to LME, was increased from 6.6% to 8.4% for zinc and from 5.0% to 12.7% for lead, with effect from 13 August 2009.
Sales
Our domestic sales of Zinc metal at 386 kt in FY 2010 were up 16% compared with FY 2009, benefitting from a 25% growth in zinc consumption in India, on the back of sustained robust growth in the infrastructure sector. We also sold 223,000 dry metric tonnes of zinc concentrate and 31,000 dry metric tonnes of lead concentrate, in FY2010.
The revenue during the year increased by 42% to Rs.7,943 Crore. This was mainly due to volume growth, higher LME realization and improved operational efficiencies.
Financial performance
EBITDA for FY2010 increased by 69% to Rs.4,710 Crore, primarily due to higher volumes and an increase in LME zinc and lead prices by 24% and 23% respectively.
This increase was partially off-set by increased net operating costs and royalties.
The positive impact of higher volumes, rupee appreciation against US dollar and stable operating cost, contributed significantly to company’s operating margins.
Projects
Rajpura Dariba lead smelter
Construction activities at the 100 ktpa lead smelter at Rajpura Dariba and 160 MW captive power plant is progressing well and on schedule for completion by Q2 FY2011.
Sindesar Khurd mine
Work at the mining projects at Sindesar Khurd from 0.3 mtpa to 1.5 mtpa is progressing on schedule for progressive commissioning from Q1 FY2011.
Exploration
Ongoing exploration activities at HZL have yielded significant success with an increase of 33.7 mt to gross reserves and resources, prior to production of 7.1 mt in FY2010. Contained zinc-lead metal has increased by 3.4 mt, prior to production of 0.77 mt during the same period. Total reserves and resources at 31 March 2010 were 298.6 mt containing 34.1 mt of zinc-lead metal and 832.7 moz of silver.
A highlight of our exploration success has been additions at Rajpura Dariba belt (covering Sindesar Khurd, Rajpura Dariba) where we have now established a reserve and resource base of 103.03 mt (83.4 mt in FY 2009).

Sterlite Industries (India) Limited Annual Report 2010     17
Business Review
Dedicated to explore off-site uses for solid waste
Zinc smelting processes by their intrinsic nature generate significant quantum of solid wastes. The pyrometallurgical process generates approx 0.7 MT of slag per tonne of zinc produced while hydrometallurgical processes generate about 1 tonne of jarosite waste per tonne of zinc produced. We are committed to minimizing the environmental impact of our operations and engage in safe and environmentally secure disposal of all these wastes adopting the best available technologies and practices. We believe in the 3R principles of Reduce, Reuse & Recycle; and follow these principles in our efforts towards waste management.
Slag
Our efforts for utilization of slag started at Chanderiya smelter (CLZS) with the premise that slag can be a very valuable constituent for cement production. Several studies were carried out through research institutes to establish the technical feasibility of using slag both in Ordinary Portland Cement (OPC) and Portland Slag Cement (PSC). Subsequently, all cement plants in a 150 km radius of CLZS were approached and convinced for using slag as a constituent of raw mix to make OPC.
With all these efforts, we have been able to sell more than 500 kt of slag in the last 2 years, which is much more than the actual generation of these 2 years. With this pace of disposal by sale, the entire accumulated slag stock of last 20 years will get liquidated within the year 2010-11, thus making the land available for alternative uses. In fact, the land already vacated has enabled CLZS to build the second phase of jarofix disposal facility in this area, obviating the need for buying land and saving approx. Rs.10 Crore in addition to saving precious natural resources and agricultural land.
We are also close to getting Bureau of Indian Standards (BIS) approval for using 5% slag as a performance improver. This will add much more value to the cement plants, who will therefore take it much more keenly.
Jarosite / Jarofix
The waste generated from hydro process is Jarosite which is converted into a non-hazardous waste by adding lime and cement. The resultant product is called Jarofix. We have made efforts at CLZS to explore uses of Jarosite in cement industry as a set retarder. Lab studies have indicated success and a few cement plants have already conducted plant scale trials and the initial results are encouraging. We expect that in the coming year, cement industry will start using Jarosite in good quantities.
Separately, we have conducted research on using Jarofix in highway construction, concluding that the Jarofix can be used in embankment construction. Technical accreditation by Indian Road Congress (IRC) is expected shortly which will pave way for large scale utilization in National Highways.
Key to Success
There are very few, if any, examples of use of zinc slag, jarosite and/or jarofix in any application anywhere in the world.
Our recipe for success has been -

▶	A strong belief in Sustainable Development principles, leading to the motivation to explore off-site uses for solid wastes

▶	Availability of cement plants and highways around Chanderiya smelter

▶	Innovative ways of thinking and finding appropriate usage areas for specific wastes

▶	Forming dedicated and motivated teams for solid waste utilization, empowering them to carry out research, discussions with potential users and satisfying them as per their needs and then adequately rewarding the teams for success

18     Sterlite Industries (India) Limited Annual Report 2010
Performance Aluminium
The performance of our Aluminium Business in FY2010 is set out in the table below.
Table 3

Particulars	2009-10	2008-09	% Change
Performances of Aluminium Business — BALCO
Production volumes (’000 tonnes)
— Aluminium	268	357	(25)
Average LME Cash settlement prices (US per tonne)	1,868	2,234	(16)
Unit costs
BALCO Plant 2 (US$ per tonne)	1,534	1,623	(5)
BALCO Plant 2 (Rs. per tonne)	72,717	74,517	(2)
Revenue (Rs. Crore)	2,746	3,934	(30)
EBITDA (Rs. Crore)	610	895	(32)
EBITDA Margin (%)	22	23
Operating Profit (Rs. Crore)	378	686	(45)

Performances of Aluminium Business — VAL
Production volume (’000 tonnes)	264	82	222
Unit cost (US$ per tonne)	1,645	—	—
Production performance
The saleable production during the year ended 31st March 2010 was 268,425 MT as against 356,781 MT during the corresponding period of the previous year. The reduction was mainly due to lower availability of metal on account of phasing out of plant 1 smelter. However with the installation of the new rod mills in Plant I and increased availability of rolling mills the product mix was enriched.
Unit costs
The CoP of the metal during the year 2009-10 was Rs.72,717 PMT as against Rs.74,517 PMT during the previous year. The reduction in cost is primarily due to reduction in alumina cost and reduction of carbon cost due to reduction in price of CT Pitch and CP coke. However the decrease in cost was partially offset by the unabsorbed fixed cost of Plant 1 charged to Plant 2 cost.
Sales
During the year, the sales volume was 267,802 MT as against 356,513 MT of the last year. The revenues were lower by 30% at Rs.2,746 Crore. The lower sales were due to lower availability of metal on account of closure of plant 1 smelter. However, the sales of rod and rolled product increased by 17% and 14% respectively as compared to the previous year. Further the LME (1,868 USD) had gone down by 16% as compared to last year (2,234 USD) but the same was partly offset by improved product mix and currency depreciation of 3%.
Financial performance
EBITDA for FY2010 was lower by 32% at Rs.610 Crore. This was primarily due to lower production on account of phasing out of plant I and 16% decrease in LME prices, which was partially off-set by lower operating costs and higher premium.
Projects
BALCO Aluminium Smelter
Work on the new 325,000 tpa aluminium smelter at BALCO is progressing well. The first metal tapping is expected in Q4 FY 2011. Construction of the 1,200MW captive power plant was disrupted in September 2009 due to the collapse of a chimney under-construction. Work had resumed in January 2010 and is now in full swing. Despite disruption for about four months, we are working toward synchronisation of the first unit of 300 MW in Q3 FY 2011 and remaining three units progressively by Q2 FY2012.
Vedanta Aluminium Limited
Lanjigarh Alumina Refinery
As scheduled, the second stream of the 1.4 mt Lanjigarh Alumina refinery has been commissioned. The 0.6 mt debottlenecking project will be commissioned in Q1 FY2011, which will be dependent on bauxite availability. Further 3 mtpa expansion of capacity, in three lines of 1mt each, is now scheduled for commissioning progressively from Q4 FY2011.
Jharsuguda Aluminium Smelter
All nine units of 135 MW have been commissioned. The commissioning of the remaining 76 pots of 500 ktpa Jharsuguda Smelter I is scheduled for Q1 FY2011. The project cost of the Jharsuguda I 500 ktpa smelter project increased from US$2.1 billion to US$2.3 billion, mainly due to foreign exchange variations.
The 1.25 mtpa Jharsuguda Aluminium smelter project is on schedule for final completion by Q2 FY 2013 with the first metal tapping now scheduled for Q2 FY11.

Sterlite Industries (India) Limited Annual Report 2010     19
Business Review
Performance Energy
The performance of our Energy business in FY2010 is set out below.
Operational Performance
During FY 2010, we sold 1,416 million units of power, compared with 231 million units in the previous year. This growth in volume was mainly on account of surplus power sales from 270 MW power plant at BALCO Plant I.
Financial Performance
Revenue (net of inter-segment transfers) for FY 2010 was Rs.658 Crore, compared with Rs.77 Crore in the previous year and EBITDA for the FY 2010 was Rs.418 Crore, compared with Rs.94 Crore in the previous year. EBITDA was higher primarily on account of higher volumes and realisation rate, partially offset by higher operating costs.
Projects
Sterlite Energy IPP
Work on the 2,400MW (600MW x 4) coal based commercial power plant at Jharsuguda, Orissa is progressing well. The first unit is scheduled to be commissioned by Q1 FY2011 with the remaining three units expected to be progressively commissioned by the end of FY 2011.
We have obtained coal block allocations of 112.2 million tonnes from the Ministry of Coal of the Government of India to support this facility. We have also received provisional coal linkage of 2.57 mtpa which will be sufficient for the generation of a substantial portion of the power in the first 600 MW unit and coal linkage with respect to 1,800 MW of capacity is applied for. With respect to the coal linkage for the remaining three units, the Standing Linkage Committee has recommended the allocation of coal blocks.
On October 30, 2009, Sterlite Energy Limited has filed its Draft Red Herring Prospectus with SEBI for a proposed initial public offering of its equity shares for an issue size of Rs.5,100 Crore.
Talwandi Sabo IPP
The EPC contract has been finalised for the 1,980 MW supercritical IPP project at Talwandi Sabo. The EPC contractor has appointed subcontractors to carry out pre-construction activities at the site and orders have also been placed for turbines, generators and power houses. Project completion is expected by Q2 FY 2014.
We have received provisional coal linkage for 1,800 MW of capacity.

20     Sterlite Industries (India) Limited Annual Report 2010
Operational Performance
Human Resources
Our philosophy
Sterlite, as a part of ‘Vedanta’ group, believes that people are the biggest strength in line with its vision to create a world-class organization. Human Resources are the key pillar of any organization and especially so for us, as the company’s USP is to recruit fresh talent right out of colleges and groom them into future leaders for the company through a bottom-up approach.
To support this belief, Sterlite has various talent management processes like the STARS of Business Program and Global Leadership Program for developing identified talents. Two Accelerated Competency Tracking and Upgradation (ACT-UP) workshops have been conducted for selection of STARS of Business and eighteen new STARS have been identified this year. As on date Sterlite has around 124 STARS either occupying critical positions or being groomed as second in line to critical positions.
Similarly, BALCO and HZL have a policy of delegating and empowering its young managers with the objective of evolving potential future leaders.
Recruitment
Sterlite believes in recruiting the best talent from the campus and hence has a very stringent selection process. The Sterlite team is very young, energetic and vibrant with the average age being 28.8 years. We have also introduced a Structured Induction Module for our new joinees spanning 15 days covering all departments and plant processes. At the end of the 15 day Induction, the new joinees also have to undergo a 3 day E-Learning Safety Module before being put on to their work.
At the end of their induction they also have an informal interaction with Senior Management through a get together in which the new joinees are also given a platform to exhibit their talents.
The Group recruits its Graduate Engineers and Graduate Trainees from Engineering Colleges in various states of India.
Training and productivity
Sterlite focuses on learning and development, to enhance the knowledge and skill, preparing its people to face the challenges. During the year, we had organized various training programmes with an objective to achieve a minimum of three to four days of training for every employee. The Company also participated in an Employee Perception Survey by Hewitt Associates, which was conducted to identify the shortcomings across all employee interface functions and an action plan has been drawn to overcome such shortcomings in future.
During the year training man days achieved was 9.34 as against a set target of 8 with close to 200 specially customized programs spread over 9,200 man days. Team building program was conducted for Senior Management and an In House Management Development Program and other Development Programs like Leadership Excellence program and Seven Habits of Highly Effective People were organized for grooming the STARS of business. Senior management has also been sent for Management Development Programs to IIM’s, ISB, etc. Mentorship Program has also been rejuvenated to provide structured guidance to the young talent coming in. We have also initiated a 6 day training module IGNITE for all our employees covering Technical and Behavioral Skills.
HZL continued its focus on learning and development to build an enhanced and effective knowledge base to provide skilled manpower for the new expansions. Besides the technical training, 1,450 employees were covered under behavioral safety training named ‘Suraksha Jyoti’ and 822 employees were imparted training under ‘Navajagaran’. Training programmes on 5S, Quality Circles, Six Sigma, etc. were also organized.
BALCO’s focus on manpower training and development continued. During the year 2.29 training man-days were achieved per employee and 3.13 man-days per executive through 89 in-site and 50 off-site training programmes conducted by reputed institutions including, National Safety Council, Confederation of Indian Industry, Indian Institute of Management, Ahmadabad, Institute for Miners and Metalworkers Education, Dhanbad, BITS, Pilani amongst others.
Sterlite, as a part of ‘Vedanta’ group, believes that people are the biggest strength in line with its vision to create a world-class organization.
In the past one year, Sterlite employees’ productivity has increased from 84.28 to 101.52 metric tonnes per employee. This has been achieved mainly by making the organization leaner at the top.
Knowledge management
As part of the Know-L2-edge scheme, employees who expressed interest to the ad released were put through a selection process and a few employees were selected to be sent to foreign smelters. 10 of these selected employees have been sent to International smelters to benchmark and implement global best practices. These employees on their return share their knowledge with their fellow employees and also draw up an action plan for implementation based on the knowledge acquired. This learning is being implemented both in day to day activities and is also lined up for annual shut down and is to give considerable cost savings to the company.

Sterlite Industries (India) Limited Annual Report 2010     21
Business Review
At HZL, On-line Learning and Development System was launched to facilitate effective planning and monitoring of learning and development initiatives and to enable employees to nominate themselves for training programs on need basis. An initiative to reduce our cost of production was also launched during the year in partnership with Accenture. Employees across all levels were involved in brainstorming and identifying cost reduction opportunities. More than 400 employees have identified over 240 projects under this initiative. 92 quality circles are in place in the company involving 726 employees who identified problems and solved them to improve productivity, quality and other operational parameters.
Other Initiatives
Sterlite gives utmost importance to employees Work-life balance. We have undertaken various Employee Engagement Initiatives to increase our Employer of Choice Status.
We have introduced Employee Counselling whereby employees can come and sound off their problems with a seasoned counsellor.
Along with ‘Vedanta Group’, the Company’s philosophy of Shared Ownership is reflected through the ‘The Long Term Incentive Plan’ (LTIP), under which, meritorious employees are granted options for Vedanta shares.
With a view to equip the employees with tools for systematic problem-solving on a day to day basis and to make continuous improvement, programmes such as 5S, TPM, SPIDER, IDEAS @ Sterlite continued to be in place.
HZL has signed a Long Term Settlement with the Employees’ Federation, for a period of five years.
New residential complex with modern facilities at Dariba and starting a new school at Vizag were some of the initiatives taken to further improve the quality of life of the employees.
During the year, BALCO offered Voluntary Retirement to the employee which was opted for by 250 employees.
“Be the change you want to see in the world.”— Mahatma Gandhi
Good mentoring makes a crucial difference in the way an individual settles in and acclimatizes to the new workplace and has a major bearing as whether they choose to stay or not.
Mentoring leaves a lasting impression Mentoring has always occupied a critical position among the HR practices at Sterlite Copper. At Sterlite we believe in creating our own leaders and hence most of our human resources recruited are young and blossoming graduates fresh out of college. Given this scenario, mentoring has only gained even more importance over the past years. Each person who joins the company is attached to a mentor for a period of one year with whom he can share both personal and professional concerns. Mentoring has re-emerged as a powerful way to help people reach their goals and reaffirm their success and hence we decided to take up a more robust approach towards building and facilitating the Mentoring process at Sterlite.
One’s ability to develop others is something any company rates its individuals upon, but in Sterlite we have gone a step beyond. We went in for voluntary nominations for Mentoring this year and we had around 36 people volunteering for the process. This was done to ensure that people who have the innate need to mentor new joinees would alone become mentors. We also engaged an external renowned expert to conduct an assessment and design an Intervention Roadmap for us.
As part of the Intervention the expert visited company and held talks with the HR Team, Mentors and Mentees to understand the current process being followed and the expectations and needs of the Mentees from the Mentorship process. Based on the roadmap suggested, new joinees were given inputs on how they can utilize the Mentee-Mentor relationship effectively as part of the Mentee Sensitization program.
We also had a Skill Building & Certification program for 40 Managers where they were given insights on different personality types and how differently each type has to be guided. After the program we had 8 Managers volunteering to become Mentors.
All these measures have encouraged people to mentor the new joinees and act like “local guardians” to them, guiding and counseling the new joinees as they settle down and adjust to the new culture. It is not only the mentees who have gained through the process but also the Mentors who have become more mature individuals knowing how to nurture and groom future leaders.
When mentoring is right, the results can be extraordinary and highly rewarding. We believe that we have set in place a process and sowed the seeds for retention and growth of our employees. After all, a mentor is someone whose hindsight can become your foresight.

22     Sterlite Industries (India) Limited Annual Report 2010
Operational Performance continued
Information Technology
Sterlite has implemented SAP R/3 in late 90’s and has improvised year after year. All our critical business transactions across all the operations are now tracked through SAPR/3.
In progress are big projects like Governance Risk and Compliance management of employee roles in business through SAP, XMII basically an interface of our control system with ERP and brings manufacturing Intelligence through online dashboards. This also enables the knowledge transfer across locations.
Commodity hedging, knowledge management, accounts payable centralization and e-learning are some of the other projects which are in the conceptualization stage. More emphasize is given on enhancing the utilization of shop floor SAP modules like Plant Maintenance and Production Planning modules in SAP, an industry expert has been hired and is working closely with the plant users for clear understanding and implementation.
The Company has taken many new strategic IT initiatives during the year, in line with the IT Roadmap of being Best-in-Class amongst the Industry.
Agreement with SAP for around 25 products is to make Sterlite completely an ERP based organization across the verticals. Similar agreement with Microsoft for the Microsoft Exchange and office related products has resulted in many strategic benefits to Sterlite.
Special focus has been given to Sterlite IT Infrastructure to match it to world class. Tele presence is one among the initiative to strengthen our IT Infrastructure, though being a Group wide initiative, this has been spearheaded by Sterlite in conceptualizing and implementing.
Implementation of System Centre Configuration Management (SCCM) has been very instrumental for us to manage our day to day IT Infra activities in a better way.
Sterlite IT is also marching towards ISO 20000 which is an International Standard for managing IT as a Service function, the entire ITSM (Information Technology Service Management) standards has imbibed the framework of ITIL (Information Technology Intelligent Library) which is the most highest and effective framework for managing IT as a service function.
Sterlite has reached yet another milestone by implementing the Human Capital Management module in SAP. With the successful implementation of Human Capital Management (HCM), the entire function of HR including leave & travel management, organization management, recruitment, training and development, performance management and workforce analytics has been automated with minimum human intervention. The Annual performance appraisal of Sterlite for the year 2009-2010 for 1000+ employees was completely automated, made paperless through HCM, was a significant achievement to add upon.
Sustainable Development and Corporate Social Responsibility
See the chapters on Sustainability Report and Corporate Social Responsibility.

Sterlite Industries (India) Limited Annual Report 2010     23
Business Review
Awards and Recognition
Sterlite has won the following awards and recognitions during the year 2009-10.
Business:

—	Indian Merchants Chambers (IMC) Ramakrishna Bajaj National Quality Award (RBNQA): Outstanding Achievement Trophy 2009 for both Tuticorin and Silvassa units under manufacturing category. The award was in recognition to the company’s excellence in senior leadership, strategic planning, customer and market focus, measurement analysis and knowledge management, human resource focus, process management and business results.

—	Frost & Sullivan, India Manufacturing Excellence Award, 2009: Corporate Platinum Award for Tuticorin and Silvassa. The award acknowledges excellence in manufacturing process followed by an extensive site assessment methodology.

—	Business Initiative Directives- International Star Award of Quality (ISAQ). This award was given to both Tuticorin and Silvassa units on the basis of a voting process and by the final decision by the ISAQ Selection Committee based on the principles of TQM.
Sustainability/ Environment:

—	Bhageerath Award for Tuticorin Unit — 1st prize for innovative process- AQUA 2009- This award is given for innovative steps taken to reduce water consumption and thereby paving the way for sustainable development.
Some of the key awards won by HZL during the year 2009-10 are:
HR:

—	Amongst the top 25 Companies declared as Hewitt Best Employers in Asia in 2009.

—	Ranked # 2 in the top 25 Companies declared as Hewitt Best Employers in India in 2009.
Quality:

—	IMC Ramakrishna Bajaj National Quality Award — ‘Performance Excellence Trophy’ (RBNQA- 2009) — Chanderiya Smelting Complex.
HSE:

—	CII-ITC Sustainability Award — Commendation for Strong Commitment towards sustainability.

—	CII- National Award for Excellence in water Management- Rampura Agucha Mine.

—	CII-Leadership & Excellence Award in Environment, Health & Safety- Vizag Zinc Smelter.

—	International Safety Award from the British Safety Council — Debari Zinc Smelter.
Some of the key awards won by BALCO during the year 2009-10 are:

—	‘BALCO Fuse Technology’ was awarded the International Green Apple Award for the Environmental Best Practice 2009, by the UK Green Apple Awards.

—	The Company’s innovation ‘On-line cutting out of Aluminium Pot’ won the “Highly Commended Certificate” in the Ideas UK 2009.

—	Another innovation of the Company “Design & Installation of Bath Hopper” in Pot superstructure has received the Ideas UK 2009 Technology Award.

24     Sterlite Industries (India) Limited Annual Report 2010
Financial Performance
Consolidated Financials
Table 4 lists the performance of Sterlite as a consolidated entity for the year ended 31 March 2010, compared with the previous year. Further details are given in the balance sheet, profit and loss account and the notes accompanying this annual report.
Net sales and services
Net Sales for the year increased by 15.4% from Rs.21,144 Crore to Rs.24,410 Crore. Net sales increased primarily as a result of higher volumes in Zinc & Copper business and LME prices in fiscal 2010.
Other income
Other income decreased by 9% to Rs.1,960 Crore in 2009-10 mainly due to the foreign exchange differences.
Raw materials
The major portion of our raw material costs occurs in the copper business, where copper concentrate is imported. Our fully owned copper mines (Mt. Lyell in Tasmania, Australia) supply only 7% of our concentrate requirement and the balance is sourced from other mines through a mix of long term contracts and spot purchases. The price of copper concentrate is linked to prevailing LME prices of refined copper. Average LME prices for copper increased by 4% between fiscal 2009 and 2010. We also import rock phosphate for conversion into phosphoric acid. The total value of raw material consumed was Rs.12,169 Crore in 2009-10, representing a 14.4% increase over the previous year.
Manufacturing, Employee and other expenses
Personnel expenses increased by 13% to Rs.854 Crore in fiscal 2010, mainly on account wage settlement impact at HZL.
Other expenses, comprising of power and fuel, stores and spares, repairs, administration, selling and distribution etc. increased to Rs.5,316 Crore as compared to Rs.5,050 Crore in the previous fiscal year. The rise was mainly on account of increase in royalty and other basic inputs.
Table 4: Consolidated Financial Performance of Sterlite, 2009-10 and 2008-09

	Rs. in Crore
Particulars	FY 2009-10	FY 2008-09
Net Sales/Income from Operations	24,410	21,144
Other Income	1,960	2,154
Total Income	26,370	23,298
Consumption of Raw materials including stock adjustment	12,169	10,634
Employees Cost	854	756
Power, Fuel & Water	1,953	2,132
Other expenditure	3,363	2,918
Total Expenditure	18,339	16,440
Profit Before Depreciation, Interest and Tax	8,031	6,858
Depreciation	750	700
Interest & Finance Charges	342	397
Exceptional expenses/(income)	297	(55)
Tax expenses	1,233	855
Profit After Tax	5,409	4,961
Minority Interest	1,724	1,267
Consolidated share in the Profit/(Loss) of Associate	59	(154)
Attributable PAT	3,744	3,540
Depreciation
Depreciation increased by Rs.50 Crore to Rs.750 Crore for 2009-10 as compared to Rs.700 Crore in the previous year.
Interest and finance charges
Net interest costs for 2009-10 decreased by 14% i.e. from Rs.397 Crore to Rs.342 Crore primarily on account of repayment of debts with higher interest rates.
Exceptional items
Exceptional items Rs.297 Crore for the year includes i) Rs.273.53 Crore towards termination of purchase and sale agreement and legal expenses in connection with ASARCO acquisition and ii) Rs.23.43 Crore under Voluntary Retirement Scheme at a subsidiary engaged in aluminium operations.
Corporate Income tax
Corporate income tax provision for 2009-10, was greater at Rs.1,233 Crore, compared to Rs.855 Crore in the previous year mainly due to the increase in profitability.
Profit after tax
Profit after tax increased to Rs.5,409 Crore in 2009-10 as against Rs.4,961 Crore in the previous year.
Capital structure
Total shareholders funds as on 31 March 2010 aggregated Rs.37,012 Crore, of which equity capital was Rs.168 Crore comprising 84,04,00,422 shares of Rs.2 each.
Consequent to the ADS issue of July 2009, the paid up share capital of the Company increased by Rs.26.38 Crore due to allotment of 13,19,06,011 equity shares of Rs.2/- each representing equal number of ADS.
Reserves and surplus
As on 31 March 2010, reserves and surplus of the Company aggregated Rs.36,844 Crore. Free reserves accounted for 50% of the reserves and surplus, and share premium constituted the balance. Reserves and surplus during the year have increased by Rs.11,372 Crore, registering a growth of 45%.
Debt
The Company’s debt increased from Rs.7,014 Crore in the previous year to Rs.9,260 Crore as at 31 March 2010 mainly due to the issue of 4% Convertible Senior Notes for USD 500 Million during the year.

Sterlite Industries (India) Limited Annual Report 2010     25
Business Review
Gross block and investments
During the year, Company commissioned significant capacity expansions in its zinc business. This has mainly led to the increase in gross block to Rs.18,179 Crore as on 31 March 2010. The total investments increased by Rs.4,098 Crore from Rs.16,206 Crore as on 31 March 2009 to Rs.20,304 Crore as on 31 March 2010.
Inventories and debtors
Inventories increased by Rs.524 Crore from Rs.2,459 Crore as at 31 March 2009 to Rs.2,983 Crore as at 31 March 2010 due to higher LME. Debtors reduced by Rs.305 Crore to Rs.571 Crore as at 31 March 2010, due to improved collection cycles.
Cash flow
The cash flow summary for the year is given in Table 5:
Table 5: Net cash from/(used in)

	Rs. in Crore
	2009-10	2008-09
Operating activities	4,182	5,838
Investing activities	(13,267)	(7,717)
Financing activities	8,822	365
Cash flows generated from operations have been utilised towards payment of dividend and taxes and partly for expansion activities etc. We have used cash in the investing activities primarily towards purchases of fixed assets, loan to associate company, investment in fixed deposit and debt mutual funds which were partly offset by proceeds from sale of current investments. Net cash of Rs.8,822 Crore provided by financing activities primarily consist of proceeds from Convertible Senior Notes and ADS receipts which were partly offset by repayment of long term loans and payment of interest. We remain focused on maintaining a strong balance sheet to fund our future growth.
Internal Control Systems and their adequacy
Sterlite is committed to maintaining high standards of internal control and risk management to provide the appropriate assurances to all stakeholders. The Company believes it has a proper and adequate system of internal controls commensurate with its size and business operations at its plants and at the corporate headquarters.
The strength of a business’s internal control environment also forms a component of senior managers’ performance appraisals. During the year 2009-10, the Company has implemented effective internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by COSO.
We have appointed an internationally reputed chartered accountants’ firm to conduct the internal audit of the Company at all its locations. The scope and direction of the annual audit programme is guided by the Vedanta Group’s Management Assurance Services (MAS), which, in turn, operates under the overall guidance of Sterlite’s Audit Committee.
The objective of the internal audit process is not only to spot transactional errors but also to identify systemic risks, based on the risk profile analysis conducted by the MAS and the auditors. Internal auditors regularly visit our operations at its various locations to ensure that transactional and process issues are addressed while conducting audit. Every quarter, the Audit Committee is briefed about the internal control findings, along with the remedial actions that have been suggested or have been already implemented.

26     Sterlite Industries (India) Limited Annual Report 2010
Risks and Uncertainties
Risks and risk management practices
Our businesses and operations are subject to a variety of risks and uncertainties which are no different from any other company in general and our competitors in particular. Such risks are the result of not only the business environment within which we operate but also of other factors over which we have little or no control. These risks may be categorised between operational, financial, environmental, health and safety, political, market-related and strategic risks. We have well documented and practised risk management policies that act as an effective tool in minimising various risks to which our businesses are exposed to during the course of their day-to-day operations as well as in their strategic actions.
Risks are identified through a formal risk management programme with the active involvement of business managers and senior management personnel at both the subsidiary level as well as at the corporate level. Each significant risk has a ‘owner’ within the Group at a senior level, and the impact to the Group if a risk materialises and its likelihood of crystallisation is regularly reviewed. A risk register and matrix is maintained, which is regularly updated in consultation with business managers. The risk management process is coordinated by our management assurance function and is regularly reviewed by our Audit Committee. Key business decisions are discussed at the monthly meetings of the Vedanta Group’s Executive Committee and senior managers address risk management issues when presenting initiatives to the Executive Committee. The overall internal control environment and risk management programme is reviewed by our Audit Committee on behalf of the Board.
A strong internal control culture is pervasive throughout the Vedanta Group. Regular management assurance visits to our operations and holding companies are undertaken to ensure that the Group’s high standards of internal control are maintained. The strength of a business’s internal control environment forms a component of senior managers’ performance appraisals.
The risks that we regard as the most relevant to our business are identified below. We have also commented on certain mitigating actions that we believe help us manage such risks.
Commodity risks
Our principal commodities are aluminium, copper, zinc and lead. This diversified basket offers a partial hedging mechanism against volatility in the prices of individual commodities. These commodities are priced with reference to LME prices. LME prices are influenced by global demand and supply for these metals which in turn is influenced by global economic scenarios, regional growth, infrastructure spending by governments and also by speculative activities.
While the Group aims to achieve average LME prices for a month or for a year, average realised prices may not necessarily reflect the LME price movements because of a variety of reasons including uneven sales during the year. Any fluctuation in the prices of the metals that we produce and sell will have an immediate and direct impact upon the profitability of our businesses.
As a general policy, we aim to sell our products at prevailing market prices. Hedging activity in commodities is undertaken on a strategic basis to a limited degree and is subject to both strict limits laid down by our Board and strictly defined internal controls and monitoring mechanisms. Decisions relating to hedging of commodities are taken at the corporate level and with clearly laid down guidelines for their implementation by the subsidiaries.
Our custom smelting operations of copper at Tuticorin enjoy a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of copper concentrate and the sale of finished copper. The Group’s policy on custom smelting is to generate its margins mainly from TC-RCs, premiums and sale of by-products. Hence quotational period mismatches are actively managed to ensure that the gains or losses are minimised. TC-RCs are a major source of income for the copper smelting operations in India and therefore are susceptible to fluctuations which are influenced by factors such as demand and supply conditions prevailing in the market for mine output. The copper smelting business actively reviews its procurement strategy to strike a judicious balance between copper concentrate procured at spot TC-RCs and those which are sourced at long-term contractual TC-RCs.
Political, legal, economic and regulatory risks
Our key mining and smelting operations are located in India and Australia.
The political, legal, fiscal and other regulatory regimes in these countries may result in restrictions such as the imposition or increase in royalties, mining rights, taxation rates, legislation pertaining to repatriation of money and so on. Changes to government policies such as changes in royalty rates, reduction in import tariffs in India, reduction in assistance given by Government of India for exports and reduction or curtailment of income tax benefits available to some of our operations in India is an the example of risk under this category.
The majority of our Group revenues and profits are derived from commodities sold to customers in India. The performance and growth of our businesses are dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts or economic slowdown may have a material adverse effect on demand for the metals produced and sold by us.
We strive to maintain harmonious relationships with the governments and actively monitor developments in political, regulatory, fiscal and other areas which may have a bearing on our businesses.
We perform thorough risk assessment on a country by country basis to review the risks and to ensure that risks have been properly identified and managed.
Reserves and resources
The ore reserves stated in this report are estimates and represent the quantity of copper, zinc, lead and bauxite that we believe could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures.

Sterlite Industries (India) Limited Annual Report 2010     27
Business Review
Our future profitability and operating margins depend upon our ability to access mineral reserves that have geological characteristics enabling mining at competitive costs. Replacement reserves may not be available when required or, if available, may not be of a quality capable of being mined at costs comparable to the existing or exhausting mines.
Moreover, these estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control.
We continue to access our mineable reserves and resources using the latest available techniques and also get them periodically verified by independent experts. Our technical team continuously keep monitoring the mineralogy of our future mineable resources and back it up with required technological inputs to address any adverse changes in mineralogy.
Delivery of expansion projects on time and within budget
We have a strong pipeline of green field and brown field expansions projects and we have committed funds for these projects. These projects have achieved various stages of completion. Our plans to generate sufficient cash flows from these projects to repay our long-term debt and our ability to raise further debt are dependent upon the successful completion of these projects on time and under budgeted cost and a faster production ramp-up.
Our current and future projects may be significantly delayed by failures to receive regulatory approvals or renewal of approvals in a timely manner, failure to obtain sufficient funding, technical difficulties, human resources constraints, technological or other resource constraints or for other unforeseen reasons, events or circumstances. As a result, these projects may incur significant cost overruns and may not be completed on time, or at all.
We continue to invest in ensuring having best in class human resources to maintain our track record of completing large projects on time and in budgeted cost. We also have in place rigorous monitoring systems to track the projects progress and over time developed skills to overcome challenges.
Assets use continuity and insurance
Productive assets in use in mining and smelting operations and the associated power plants may face breakdowns in the normal course of operations or due to abnormal events such as fire, explosion, environmental hazards or other natural calamities. Our insurance policies may not cover all forms of risks due to certain exclusions and limitations.

28     Sterlite Industries (India) Limited Annual Report 2010
Risk and Uncertainties continued
It may also not be commercially feasible to cover all such risks. Consequently, our insurance coverage may not cover all the claims including for environmental or industrial accidents or pollution. We regularly carry out extensive work on the adequacy of our insurance coverage by engaging consultants and specialists and decide on the optimal levels of insurance coverage typical of our industry in India and Australia.
Safety, health and environment risks
We are engaged in mining activities which are inherently hazardous and any accident or explosion may cause personal injury or death, property damage or environmental damage at or to its mines, smelters, refineries or related facilities and also to communities that live near the mines and plants. Such incidents may not only result in expensive litigation, damage claims and penalties but also cause loss of reputation.
We accord very high priority to safety, health and environment matters and these are regularly monitored and reviewed by the senior management team. Simultaneously we continue to invest on training our people on these matters besides time to time interventions for improvements by the experts.
Operational risks
Our operations are subject to conditions and events beyond our control that could, among other matters, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities for varying lengths of time or even permanently. These conditions and events include disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions, non-availability of raw materials of appropriate quantity and quality for our energy requirements, disruptions to or increased cost of transport services or strikes and industrial actions or disputes. While many of these risks are beyond our control, we have adequate and competent experience in these areas and have consistently demonstrated our ability to actively manage these problems proactively.
It is our policy to realise market prices for our commodities and therefore the profitability of our operations is dependent upon our ability to produce metals at a low cost which in turn is a factor of our commercial efficiencies and higher volumes. Prices of many of our input materials are influenced by a variety of factors including demand and supply as well as inflation.
Increase in the cost of such input materials would adversely impact our competitiveness. We have consistently demonstrated our ability to manage our costs and some of our operations have costs situated in the lowest quartile of the cost curve. We have a strong commercial function and we identify the best opportunities for cost reduction and quickly implement them. We are highly focused on costs and volumes and all operational efficiencies and cost efficiencies are discussed regularly at the business review meetings as well as at the Group Executive Committee meetings.
Financial risks
Within the areas of financial risk, the Company has approved policies which embrace liquidity, currency, interest rate, counterparty and commodity risks, which are strictly monitored.
Our core philosophy in treasury management revolves around three main pillars, namely: (a) capital protection; (b) liquidity maintenance; and (c) yield maximisation.
Treasury policies are approved by the Board and adherence to these policies is strictly monitored at our Group’s Executive Committee meetings. Day-to-day treasury operations of our Group subsidiaries are managed by the respective subsidiary finance teams within the framework of the overall Group treasury policies. Long-term fund raising including strategic treasury initiatives are handled by a central team while short-term funding for routine working capital requirements is delegated to subsidiary companies. Each of our subsidiaries has a strong internal control system including segregation of front office and back office functions with a separate reporting structure. We have a strong system of internal control which enables effective monitoring of adherence to Group policies. The internal control measures are effectively supplemented by regular management assurance audits.
The conservative financial policies have enabled us to minimise, where possible, the negative impact of the recent global recession.
Liquidity
We require funds both for short-term operational needs as well as for long-term investment programmes, mainly in growth projects. The recent global financial crisis has significantly restricted the supply of credit. Banks and financial institutions have tightened lending norms. If this situation continues, our ability to raise funds and at attractive rates may be significantly impacted.
We aim to minimise this risk by generating sufficient cashflows from our current operations which in addition to available cash and cash equivalents, and liquid financial asset investments, and sufficient committed funding facilities, will provide liquidity both in the short term as well as in the long term. Long-term borrowings are supplemented by short to medium term project finance wherever required. Our balance sheet is strong and gives us sufficient headroom for raising further debt should the need arise. We generally maintain a healthy debt-equity ratio as well as retain the flexibility in our financing structure to alter this ratio when the need arises.
Foreign Currency
Our receipts are in Indian rupees, but revenues are linked to LME commodity prices and the US dollar. Also, the cost of imported materials is usually determined in US dollars. Hence, any fluctuation in the rupee-dollar exchange rate impacts Company’s financials. Additionally, it has currency exposures on account of capital expenditure and services denominated in foreign currencies.
Foreign currency exposures are managed through a Group-wide hedging policy. The policy is reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed.

Sterlite Industries (India) Limited Annual Report 2010     29
Business Review
Foreign exchange exposures on imports, net of natural hedges in place, are hedged based on their maturity. Short-term foreign exchange exposures relating to capital expenditure are hedged, whilst medium to long-term exposures are unhedged.
Interest Risks
We are exposed to the interest rate risk on short-term and long-term floating rate instruments and also on the refinancing of fixed rate debt. Our policy is to maintain a balance of fixed and floating interest rate borrowings. The proportion of fixed and floating rate debt is determined by current market interest rates.
Our deposits are in mutual funds with floating interest rate. Most of the floating rate deposits are in INR. We have borrowings with a blend of fixed and floating rates in US dollar.
Counterparty Risks
We are exposed to counterparty credit risks on our investments and receivables.
We have clearly defined policies to mitigate these risks. Cash and liquid investments are held primarily in debt mutual funds and banks with high credit ratings. Emphasis is given to the security of investments. Limits are defined for exposure to individual counterparties in the case of mutual fund houses and banks. Most of the surplus cash is invested in banks and mutual funds in India where there is a well developed financial market. We also review the underlying investment portfolio of mutual fund houses to ensure that indirect exposures or latent exposures are minimised. The investment portfolio is monthly being reviewed by external agency i.e. CRISIL (subsidiary of S&P).
A large majority of receivables due from third parties are secured either as advance receipt of money or by use of trade financial instruments such as letters of credit. Moreover, given the diverse nature of our businesses, trade receivables are spread over a number of customers with no significant concentration of credit risk. Our history of the collection of trade receivables shows a negligible provision for bad and doubtful debts. Therefore we do not expect any material risk on account of non-performance by any of the counterparties.
Employees
People are one of our key assets and we derive our ability to maintain our competitive position from them. Therefore, people in general and key personnel in particular leaving the organisation is a risk. Additionally, our inability to recruit and retain good talent would adversely affect us.
Our vision is to build a fast, flexible and flat organisation with world class capabilities and a high performance culture across all of our businesses. We believe in nurturing leaders from within and providing opportunities for growth across all levels and geographies. We have robust processes and systems in place for leadership development, training and growth to deliver value to the organisation and society.
We provide superior rewards for outstanding performance and have a long-term incentive plan which covers a large number of employees in the Group. A large proportion of our workforces are members of a trade union. We actively communicate and enter into dialogue with our workforce and believe in maintaining a positive atmosphere by being proactive with respect to resolution of labour issues. We have long-term settlement with the trade unions, where it is more frequent, being concluded amicably.
Outlook
The recovery in demand and commodity prices backed by growth momentum in China, Brazil and India appears well founded. The medium and long-term outlook for the resource sector remains positive. We are well positioned to benefit from the upswing, benefitted by our structurally low cost position.
We have a well laid out growth pipeline and all our expansion projects are on track to deliver an industry leading organic growth. We remain confident to deliver superior results as we are progressing.
Cautionary statement
In this Annual Report we have disclosed forward-looking information to enable investors to comprehend our prospects and take informed investment decisions. This report and other statements — written and oral — that we periodically make contain forward looking statements that set out anticipated results based on the management’s plans and assumptions. We have tried wherever possible to identify such statements by using words such as “anticipate’, “estimate’, “expects’, “projects’, “intends’, “plans’, “believes’, and words of similar substance in connection with any discussion of future performance. We cannot guarantee that these forward looking statements will be realised, although we believe we have been prudent in assumptions. The achievement of results is subject to risks, uncertainties and even inaccurate assumptions. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Readers should bear this in mind. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

30     Sterlite Industries (India) Limited Annual Report 2010
Sustainability Report
We practice sustainability within the framework of well defined governance structures and policies and with the demonstrated commitment of our management and employees.
We have a well established sustainability framework guided by defined governance structures and policies. We aim not only to minimise damage to the environment from our projects but to make a net positive impact on the environment wherever we work. Health, Safety and Environment (HSE) are key components of our framework on sustainability. Our performance on HSE is delivered through a well-formalized integrated management system that continuously strives to improve our performance through company level objectives and targets and management programmes. The performance on HSE is reviewed at senior management level on a regular basis through monthly review meetings.
Health & Safety performance
At Sterlite, we are committed to achieve zero accidents and creating safer work place. Our paramount task is to enhance the safety of the employees and contract workforce.
Safety statistics
Even as we aim to attain a zero severity rate and create a safe working environment for all our employees, accidents do take place. In 2009-10, we lost 3 irreplaceable lives at work. As a result of this Sterlite’s LTIFR is 0.62 and the severity rate is high. Having seen a downward trend in safety statistics, the company had embarked upon very aggressive steps on safety improvement plans in 2009-10, viz., world’s renowned safety expert training courses imparted to all levels of employees across the organization.
More than 99% employees have been covered under the said training in 2009-10. The safety fit criteria for all employees were fixed at 85% and above in this training programme. This training record was also considered as part of individual appraisal process in 2009-10.
The inventory of all online jobs across all plant sites was taken and Job Safety Analysis (JSA) completed for all the above tasks. Employees were then trained on all these JSA’s and made to follow the same. Further, as a step towards benchmarking our safety practices, we engaged a Safety expat for 2 years, with rich experience from major Metal & Mining companies, who has laid foundations stones in world class safety practices. Work Permit system was reviewed for efficacy and improvements made. To equip ourselves with qualified safety officers, 2 of our experienced engineers were given sabbatical for completing the government approved Safety Course, (i.e., Diploma in Industrial Safety, Chennai). Daily night shift rounds were carried out by senior officers, which also primarily focussed on safety aspects/compliances.
Also, the SPIDER (Standard Practices Implementation, Development, Evaluation & Rating) process initiated by Business Excellence cell in 2008-09 helped greatly to improve the safety knowledge levels of all employees as well as their own process SOP’s, which in turn had an impact in the second half of 2009-10, whereby we could evidence a downward trend in injuries.
Health & Safety initiatives
Access control
The Tuticorin plant is accessed by around 1,750 people including our employees at various points and more than 1,000 vehicles are operated through the plant, resulting in a heavy intersection of men and vehicle movement, leading to unsafe conditions, inside the plant premises. Initial traffic management and the Personal Protective Equipment (PPE) compliance before entering the work spot was an area of concern during the peak hours.
To mitigate this issue, an exclusive gate has been operated for the staff of external agencies and they had the required security checks with pass verification and to park their vehicle in the designated parking space. A fenced path was also laid to direct them to their respective change rooms to collect the PPE’s and to necessarily follow the pathway which will further guide them to common exit point where the traffic interference is controlled by Security and have to proceed to their respective workplaces through the pedestrian walkway with appropriate PPEs only.
This initiative has resulted in an increased Safety consciousness and PPE compliance amongst all the staff of external agencies, in addition to an easy movement for material handling vehicles and thereby resulting in minimum intersection with men and machine.
Safety & Health training
Education is identified to be one of the key means for promoting safety awareness. The year 2009-10 was a year of safety training. Safety & Health Training was delivered through web-based models as well as classroom training, depending upon the audience. For 2009-10, Sterlite Tuticorin facility fixed a target of 20 man-hours per employee per year for Sterlite’s own staff and we were able to achieve a figure of 31.1 man-hours per employee per year and for contract staff, we fixed a target of 12 man-hours per employee per year and we were able to achieve 14.9 man-hours per employee per year. Both the training targets were exceeded due to the extensive training through e-learning.

Sterlite Industries (India) Limited Annual Report 2010     31
Sustainability
Web delivered interactive safety training
We had engaged an internationally reputed agency for offering E- learning programs on safety and industrial skills for our employees. The course contents have been selected based on the plant requirements and the package consists of 36 courses. These courses have three types of tests, including pre-test & post-tests, to evaluate the effectiveness of training.
Three day safety class room training on managing plant safety
Achieving “Zero Incident” is majorly possible through creation of awareness amongst employees on job specific topics related to safety. Sufficient level of awareness and understanding on safe systems and procedures for various equipments being handled by personnel as well as work related safety is to result in transformation of our workplace to “A SAFE WORKING ENVIRONMENT”. Towards attaining this objective and bringing more focus on training on SAFETY, we had engaged a reputed external agency for exclusive three day training for all our employees. Through this three days training modules, we have trained 400 employees in the year 2009-2010.
Training on life saving technique and fire fighting
A unique program on Life saving technique & Fire fighting was organized through a reputed agency and 59 employees were trained. Further two batches covering 96 employees were also provided a one-day intensive training on First aid by our Chief Medical Officer.
Health
Health of employees is of paramount importance to us and the year 2009-10 has been a period, wherein we focussed more on health status of contract staff. The Company has a full fledged Occupational Health Centre with experienced Doctors and medical staff from a leading hospital.
Apart from Sterlite employees, all contract workmen working in Sterlite has also been covered under medical check-up and we ensure that the check up for fitness is carried out even if they attend for a day’s job. The worker is allowed to work inside the plant only after the fitness certificate is provided by the doctor.
Environmental Performance
We have embraced environment as one of our key stakeholder and all endeavours are made to ensure that all our activities and operations are in harmony with it. We always strive to work towards long-term goal of environmental sustainability i.e. designing more efficient processes that use fewer types and quantities of materials, which are less hazardous and produce less waste. This approach also encourages innovation, which helps to reduce costs and give better output in terms of reduced environmental impacts. Overall environmental performance for the year 2009-10 is reflected under the following heads and covers information for both Tuticorin and Silvassa plants.
Energy use and conservation
Smelting operation being highly energy intensive in nature puts a strong challenge and pressure on us to keep energy efficiency as one of core areas of our focus. We embark all possible measures and efforts to reduce our energy consumption. For this reason, we have a dedicated Energy Manager for both Tuticorin and Silvassa plant with main role of identifying and implementing energy efficiency projects on a regular basis.
During the financial period, our specific energy consumption for producing one ton of cathode was reduced by 3%. The saving was mainly attributed by means of energy conservation projects, close monitoring of energy flows, higher production and use of non conventional source of energy (Replacing furnace oil with bio briquette). The chart below gives our trend of specific energy consumption in the last three years.
Water management
The importance of water has been recognized and greater emphasis is being laid on its economic use and better management. The Tuticorin unit, withdraws raw water from Papanasam dam, which however, is less than 5% of the total water holding capacity of 156 million cubic meter of the dam. At Silvassa, the major source of water is Damanganga River.
Nearly, 15% of total water demand is recycled back in to the process. The entire plant has been following “ZERO DISCHARGE CONCEPT” since inception. This has also resulted in conserving the raw water of about 4,180 m3/day. The treated water of around 2,030 m3/day is recycled back to Slag granulation, Lime preparation and Gas cleaning plant.
During financial year, specific water consumption has been reduced to 6.3 m3/ MT of cathode from 6.48 m3/MT of cathode. This was achieved by taking several water conservation initiatives including RO plant for treated water having capacity of 1,300 m3/day.
Waste management
We generated both hazardous and non hazardous waste from our process. All the hazardous wastes are disposed off in onsite Secured Landfill (SLF) based on CPCB guidelines. One of our non hazardous waste, Gypsum, which is generated from phosphoric acid plant, is amongst main raw materials for cement industry. During the financial year, we were able to dispose a much higher quantity of gypsum (1,227,027 tonnes) compared to what we generated (950,240 tonnes). We were able to maintain higher disposal rate in view of past accumulated stock, which is expected to be exhausted by the end of 2010-11.
Other non-hazardous waste is copper slag, which is generated during the smelting operation. We have formed a dedicated team internally, to ensure both speedy and environmental friendly disposal of slag.

32     Sterlite Industries (India) Limited Annual Report 2010
Sustainability Report Continued
Bio Diversity
We have recently concluded a Bio diversity study at Tuticorin through Forest Research Institute (FRI), Dehradun. The purpose of study was to assess the impact of our activities and operations on flora and fauna around our Tuticorin complex with coverage of 10 km radius from plant. Six broad taxonomic groups viz. plants, mammals, birds, butterflies, herpetofauna (amphibians and reptiles) and marine fauna, were assessed in detail. The study concluded that there are no significant changes in the plant-animal-marine animals’ life due to Sterlite’s operations in the area.
An interesting feature of the study was that despite number of industries are operating in the area, diverse floral and faunal species have been observed. The presence of rich diversity is encouraging and shows that industrial development has not adversely affected the biodiversity. Further, there exist no IUCN red list species in the area. As part of recommendations, it has been suggested to implement few conservation projects for rich medicinal plants (in-situ/ex-situ) in the study area, which will be taken up during financial year 2010-11.
Climate Change
At Sterlite, we fully acknowledge that climate change is a reality, and that anthropogenic activities such as burning of fossil fuels contribute to global warming. As a responsible company and a part of highly energy intensive sector, we completely understand our role in bringing in solutions to the problem of climate change. We have therefore embedded climate change considerations into our business decision making. A dedicated and formalized CDM cell was formed as part of HSE function in the year 2007-08. We have been successful in registering one CDM project “Utilization of waste gas heat for power generation” in 2009-10. This project would reduce 18,000 tonnes of Green house gases per year to the atmosphere.
The same project was also registered in Voluntary Carbon Standard (VCS) and we have accumulated 67,900 VERs for the pre registration period. Another 2 CDM projects have been identified in our expansion project and one project in existing operations and PDD preparations are in progress. These three projects will together result in reduction of 65,000 tonnes of CO2 to the atmosphere per year.
A solid breakthrough in slag disposal
In last few years we have carried out many technical studies through reputed institutions to explore copper slag as an alternative material for other industrial applications such as cement manufacturing, concrete preparation, road construction, etc. Our concerted effort has resulted in some good breakthroughs in slag disposal such as:
M/s. Indian Road Congress gave accreditation certificate for constructing trial road using copper slag. Following to which, M/s. National Highways Authority of India (NHAI) also issued a policy letter stating that copper slag can be used in sub base layers of all national highways. Subsequently we approached designated agencies for using copper slag in 0.4 Km of ROB Rail Over Bridge (ROB) in Madurai -Tuticorin National Highways NH 45B. We have used around 35,000 MT of copper slag to construct embankment and other layers of road. We are also exploring its usage in other national highways, state highways and rural roads.
The National Council for Cement and Building Materials (NCCBM) explored the technical suitability of copper slag in cement manufacturing process. The results were positive and our slag is suitable for manufacturing Ordinary Portland Cement (OPC) & Portland Slag Cement (PSC). The BIS sub committee has also recommended copper slag for using as a performance improver in cement manufacturing. Several test trials were conducted in cement industries and the results have been quite encouraging. Now we are awaiting regulatory approval to take this application in a big way.
M/s. Structural Engineering Research Centre (SERC) has conducted a feasibility study for using copper slag in concrete manufacturing and the report has concluded that behaviour of copper slag is similar to river sand and can be gainfully utilised as a fine aggregate in mortar and concrete mixes. The use of copper slag as partial replacement for sand in ready mix concrete is beneficial for the better workability and strength. Further slag can be also used as a sand replacement material for joints of the masonry, to an extent of 50%, without any adverse effects on the strength of masonry.
We made a technical representation at Chennai Metro Rail Limited on suitability of slag as a filling material vis-a-vis other conventional material. Subsequently our slag has also been listed amongst duly approved material in their tender document.

Sterlite Industries (India) Limited Annual Report 2010     33
Sustainability
Corporate Social Responsibility (CSR)
As an evolved and concerned corporate citizen, Sterlite believes that corporate social responsibility (CSR) initiatives are a way to pay back societal debts and obligations. We do not see CSR as charity; not even as a responsibility; but as an opportunity to change, and all our CSR activities are determined by the concept of ‘Changing Lives’: where we constantly endeavor to improve the quality of life of the communities where we operate. Our CSR activities are conceived to bridge gaps in society and help transform communities around our workplace.
We pay our maximum attention to uplift the quality of life of women, children and youth in our focus areas.
At Sterlite, CSR activities are concentrated in and around 25 villages in Tuticorin district and positively enhancing the quality of life of over one lakh forty five thousand people. At HZL, the reach of CSR activities spans around 180 villages encompassing 5 lakh people in 4 Districts of Rajasthan and 1 District in Andhra Pradesh. Similarly, BALCO has a vibrant CSR initiative reaching out to as many as 29 villages.
Origins
CSR initiatives at Sterlite began eleven years ago. Over time, we have evolved a tripartite approach, where we, as catalysts, bring together government resources, field expertise of NGOs and our vision of a growing community. We believe that people know their problems and solutions better than anybody else; what they lack are the means and, through our efforts and by partnering with NGOs, government departments, academic institutions, nationalized banks and hospitals, we catalyze the means.
Our approach and strategy
Sterlite believes in building partnership and thereby channelling the various resources for community development activities. Sterlite follows a bottom up process, where people are involved right from the planning to implementation of projects. We strongly feel that community ownership is essential for the success of projects and encourages community participation and community contribution in all our activities. The Company play the catalyst role in taking the benefits of government schemes to the rural poor. The projects are demand driven and it is not supply driven. Based on the people demand the projects are planned and executed in partnership with community and government.
Our approach to community development is holistic, robust, integrated, intensive, long term and sustainable; it is based on Public Private Partnership (PPP) model.
In all community efforts, we partner with like-minded organizations, including government agencies, NGOs, local communities, Panchayats; which while complementing the company’s strengths, helps us to leverage the expertise, core competencies, reach and resources.
Resources for CSR
The fact that Sterlite is committed to the development of the community in which it operates is evident from the following facts:

—	Full fledged ‘Corporate Social responsibility’ team with qualified and experienced professionals and specialists

34     Sterlite Industries (India) Limited Annual Report 2010
—	At Sterlite, there is a separate budget for CSR activities and the activities are implemented in a time bound and professional manner. Investments to the tune of Rs.1.49 Crore have been made in CSR activities.

—	HZL has a team of 150 CSR professionals, specialists and grass root workers; and during the year investment in various CSR activities has been made to the tune of Rs.5.20 Crore.

—	BALCO has a committed CSR program with professionals handling rural development and healthcare programs.
Rural infrastructure
At Sterlite, our commitment to develop rural infrastructure has led us to develop a unique program called ‘The Model Village program’. It aims to achieve the following objectives:
—	Health: To provide better health services in rural areas and to create polio free zone

—	Education: To achieve 100% enrollment of children in schools

—	Livelihood: To create a supplementary income for the rural families

—	Agriculture: Providing latest Agricultural technologies to increase productivity

—	Infrastructure: Access to portable drinking water and to create model Sanitation Block
Under the Model Village program, Sterlite has carried out various initiatives like operation of Rural Health Units, infrastructure development of various village schools, permanent drinking water facility partnering with Local Government etc. The single most important project arising out of the Model Village program is the ‘Child Friendly Village’.
Child friendly village concentrates on education, health and women empowerment in a selected village. This project was launched in Vadakusilukanpatty, a village near to Sterlite with the objectives of no child labour, education for all children, complete immunization for children and nutritional security. Under this, Sterlite celebrated the first birthday of all babies in the project villages and used that event as a platform for creating awareness on the concept of child friendly villages. This has resulted in no school drop out in the village. Employees of Sterlite actively participate in these programs and contribute money towards this noble cause.

Sterlite Industries (India) Limited Annual Report 2010     35
Sustainability
Under the Kitchen Garden project vegetable seed kits were distributed to 2,000 families covering six villages. The community members were also given information about how to sow the seeds and manure application. The technical guidance was provided with the help of agriculture department. Each family has harvested 500-600 grams of vegetables per day continuously for 55 days in a year. This activity has improved the household food security and thereby improving the nutritional status of the children.
At HZL, Integrated Panchayats Development Program aims at improving the overall quality of life of the communities through livelihood, health, sanitation, safe drinking water and skill enhancement initiatives. Its impact reaches around 61 strategic villages and going forward, the quality of life of 18,426 families of 16 Panchayats will be improved. This initiative is taken in partnership with Ministry of Rural Development, Government of India, Panchayats District Rural Development Agency (DRDA), Panchayati Raj Institutions (PRIs) and Action for Community Empowerment (ACE).
BALCO constructed Community Buildings in its mining operational villages. The buildings are being used for community events and have become focal point for organizing community development initiatives. Medical camps, community meetings, awareness drives are conducted at these centers.
Education
Sterlite’s education initiatives are focused on improving school final year results and to reduce school drop outs enabling rural children to compete with their counterparts in the schools. Sterlite is running 24 evening study centers in the economically backward zones of Tuticorin town and in rural areas as part of the education promotion initiatives. These centers serve 1,781 students on a daily basis. A comparison of marks between quarterly and half yearly exams prove that the pass percentage is increased by 10% (from 68% to 78%). ‘Parent -Teachers meets’ are periodically conducted to encourage parent’s participation in promoting education. All these centers organized science exhibition and this has enabled the students to show case their talents and create interest in science subject.
Corporate Social Responsibility (CSR)
Increasing agriculture yield
This study depicts the successful journey initiated by Hindustan Zinc Corporate Social Responsibility team (CSR) in collaboration with the Government of Rajasthan. This initiative was undertaken to mobilize the farmer community in terms of awareness generation; distribution of High-Yield-Varieties (HYVs) of Seeds and Organic Culture (Micro-nutrients); vaccination and cattle treatment facilities; providing Agriculture related technical knowledge; information regarding Agriculture related schemes; subsidies as well as motivating farmers for adoption of animal husbandry; horticulture and allied activities for additional income generation.
Our program was a successful model of convergence of various agriculture programs. Agriculture related information and services were made available at one place during the camps held at Panchayat level, with the concerned Government officials present in the camp to help the farmers. Our program was a huge success in terms of its coverage and services delivered to farmers.
1,020 farmers were provided high yielding seeds of Maize, mustard and vegetable seeds. 120 progressive farmers were helped in procuring the micro-irrigation system and other agricultural tools on subsidized rate. 4,200 farmers were covered under the farmers’ training, veterinary camps, cattle vaccination and artificial insemination programs. Around 20,000 cattle were benefitted through these initiatives. 40 progressive farmers were supported for developing mini-orchard by providing fruit sapling and technical know-how.
All these initiatives have starting paying dividends and are ensuring positive impact on the lives of the farmers. Agriculture yield has increased to two-folds; mortality and morbidity rate of cattle has considerably reduced; and there has been significant improvement in cattle health. Artificial insemination and feed support has led to bread improvement and milk productivity, thereby increasing the farmers’ income to approximately two-folds.

36     Sterlite Industries (India) Limited Annual Report 2010
Corporate Social Responsibility (CSR) continued
Sterlite awards ‘Scholastic Excellence Awards’ to the 24 District toppers in SSLC and HSC in the presence of parents and higher authorities from Education department every year. As part of Academia — Industry partnership, Sterlite instituted five education scholarships in V.O.C. College, Tuticorin to support economically backward/meritorious students to continue their studies every year. Sterlite has also extended financial assistance to deserving students recommended every now and then. So far 9 students with excellent academic records from poor socio economic background identified and help them to continue their studies.
At HZL, the Mid Day Meal Program caters to more than 180,000 students through six hi-tech centralized kitchens. Overall school attendance has improved to 90% and girls attendance by 70% as per World Bank Study report. Vedanta Computer Education Project, in partnership with District Education Department, Government of Rajasthan has benefited 20,000 students in 200 rural Government schools in four districts, of which 68% of the students are equipped with basic computer knowledge in Word, Excel & Power Point.
At BALCO, Child Care Centers are serving pre-school education through play route method. Combating Mal-nutrition, these centers are catering hygienic and nutritious food three times a day. The enviable environment at the centers nurtures leadership skills from very beginning of life. The graduating children of Child Care Centers are demonstrating exceptional performance in primary schools. 11 Child Care Centers are benefiting 364 tribal children.
Continuing commitment towards improving learning environment in schools, under Project ‘Unnayan’, BALCO intervened in 21 Schools of Mainpat and Kawardha. The initiative addressed assessed needs of the schools. Major thrust was given on infrastructure development like construction of Sanitation Facilities, Stages for Cultural Performance, and Renovation of the buildings. Nurturing talent, Library and Sports material were provided to promote extracurricular activities among children.
Health and Sanitation
The main objectives of this initiative are to offer holistic health services to rural communities, provide need based health camps, support Government Health Initiatives and to initiate Awareness in HIV-AIDS/Blood Donation.
Sterlite has completed the construction of an exclusive paediatric block in the government hospital campus at a cost of Rs.80 lakhs. 25 Cots with beds and other furniture’s for the block were also provided. On an average around 200 children are treated per day in government hospital campus. This exclusive block for children will help the hospital to provide improved health care for children of Tuticorin district.
Peadiatric cardiac care is too expensive for an average Indian family despite subsidies from hospital, government, and voluntary organization. Considering the magnitude and significance of the issue, Sterlite Industries in partnership with district administration performed heart surgery for 32 children in Tamilnadu in the year 2009-10 and Sterlite sponsored Rs.30 lakhs for the project. The Tuticorin District Collector presented an appreciation certificate to Sterlite for successfully Implementing the free heart surgery programme.
Sterlite is operating seven rural health clinics in the neighborhood providing health access to two Panchayats on a weekly basis covering a population of 6,270, and benefitting 1,250-1,500 people. These centers offer patients with free health screening, medicines and referral services as follow up. Besides rural health clinics, a full-fledged medical team also organizes health camps every month in the outskirts of Tuticorin and in coastal areas. These camps offer patients with general screening, treatment with free medicines. Around 10 camps have been conducted and it has benefitted 3,472 people.
The block development office is supporting people living below poverty line for constructing individual household toilet by giving a grant of Rs.2,200. In addition to that Sterlite has contributed Rs.1,000 to each family and motivated them to complete the work on time. As a result of this 76 families have successfully completed the toilet construction work in four villages. The members have been explained in detail about how to use the toilet and the advantages of using the toilet.

Sterlite Industries (India) Limited Annual Report 2010     37
Sustainability
Men may come and men may go, but I go on forever
Sterlite has always provided opportunities for people to develop their innate talent and achieve the zenith of excellence in their chosen fields. One of the prime examples where Sterlite has retrieved a pearl from the deep seas of Tuticorin is Ms. Suganthi Chelladurai of CSR Department. She joined Sterlite in 1997 as a Social Welfare Supervisor. She has done her graduation in Chemistry and a post graduate degree in Health Care and Hospital Management.
Initially when the Copper Smelter was being set up at Tuticorin, the Company faced lot of challenges from certain non-governmental organizations and a section of the local population. It was a real challenge to establish a link with the Tuticorin community. However, Ms. Suganthi being one of the key member on image makeover, took the challenge and worked silently and passionately to change the image of the Company. Suganthi was instrumental in setting up the CSR cell at Sterlite.
To start with, it was a very difficult task to approach the local community to identify the needs of the people and initiate the Social initiatives and there was a bridge between the trust, faith and expectations of the community from Sterlite. Her genuine belief that the establishment of Sterlite Copper Smelter at Tuticorin will benefit the people of this industrially backward district of Tamilnadu made it possible to find a place between the communities and people of Tuticorin. In line with this belief, she has ensured that all programs are built on partnership with NGO and Government and involving participation of the community who have willingly extended their support. This has helped to build a sense of ownership among people.
She truly imbibes the Sterlite DNA of being, Speed, Smart and Humble. Looking at the humble sari clad female breezing by on her Scooty; no one would imagine that this same lady has the courage to re-visit a village where her very life has been threatened. She does not like the word ‘impossible’ and has shown strong grit, conviction and courage even in the face of stiff opposition. Her sustained rapport with people has been built through a bottom line approach. Her kind nature, patience and focused approach make her appealing to the community in and around Tuticorin. Above all, what keeps her motivated is in her belief that “every problem has a solution” and her strong determination “to utilize every opportunity given”.
She attributes all of her success to the “exposure given, co-operation extended and opportunities given to her”. Her deep involvement in CSR is creating a silent revolution in Tuticorin and the recent function commemorating Women’s Day held for the beneficiaries of Sterlite’s CSR activities stands as a testimony to the same. The function had close to 7,000 women thronging the venue not minding the hot sun where she desired to showcase how Sterlite has touched their lives.
She has a vision that “Sterlite has to be the State’s best socially responsible Corporate, building the community, working hand in hand with the Government”.

38     Sterlite Industries (India) Limited Annual Report 2010
Corporate Social Responsibility (CSR) continued
At HZL, Vedanta Heart Hospital project in Udaipur aims at Up-gradation of existing cardiology centre at Udaipur with State of the Art Heart Care Centre benefiting to the needy population of Southern Rajasthan suffering from heart ailments. This project would provide free of cost treatment for heart ailments to BPL families. HZL has also constructed 3,200 low cost toilets in 61 villages of 16 Panchayats belonging to four districts.
BALCO conceived an Integrated Health Project- ‘Project Mamta’ for Mother and Child to address mortality rate in mother and children and mal-nutrition reduction among children. Initiated with 100 Anganbadi Centers (Anganbadi Centers are established under ICDS programme of Government of India, which is world’s largest comprehensive outreach programme dealing with child’s interrelated physical, intellectual and emotional needs) on pilot basis in 79 villages. It has grown to 400 centers in the reporting year and has achieved reduction of Infant Mortality Rate from 94/1000 to 49/1000 and reduction of Mother Mortality Rate from 457/100,000 to 322/100,000. BALCO has a 100 bed hospital in its township. The hospital is serving quality service to its employees and villagers of surrounding community. Reaching the unreached, BALCO operates mobile medical van to provide medical services at the door step of the villagers. The van operates in identified villages on roster basis. The schedule of movement of van is predetermined and prior intimation is done to villagers. This facility serves free medical advice and medicine to villagers. Covering 44 villages through van, 11,763 people were treated in this year.
Livelihood and agriculture
Sterlite Women Empowerment Project (SWEP) envisages social and economic empowerment of women. The project has achieved formation of 1012 Self-Help Groups (SHG) covering 14, 095 rural women from marginalized sections of society. More than 151 groups have taken up profitable Income Generation Activities. Sterlite has paid much attention to microfinance as a strategy capable of reaching women and involving them in the development process. The microfinance grass root institutions has made great Strides toward identifying barriers to women’s access to financial services and developing ways to overcome those barriers. Sterlite initiatives have helped the women to have access to working capital and training.
The Project was implemented in partnership with six local Non Governmental organizations. Around 30 field level group organizers are playing a key role in forming women groups at the village level. Periodic training programs were organized for the women groups which include training in book keeping, leadership qualities, decision making. The income generation programs have enabled the women to increase their family income and in an average they earn Rs.2,200-3,000 per month as additional source of income. During the reporting period the groups have availed loan ranging from Rs.50,000 to Rs.400,000. The project has enabled the women to have greater access to capital credit. As a result women have taken up income generation activities and this has substantially helped them to increase their family income.
Two women members Ms. Dhanalaxmi and Ms Maria Ponnammal of the Sterlite Women Empowerment Project, received the “National Virtual academy fellowship” award from M.S.Swaminathan Research Foundation.
Sterlite launched ‘Coastal Livelihood Project’ to promote the technical skills among coastal youth in Tuticorin. The Rs.15-lakh project is to enable them get employment in different fields, involving nongovernment organizations. In the year 2009 Rs.12 lakhs was spent on the project offering vocational education to more than 325 people.

Sterlite Industries (India) Limited Annual Report 2010     39
Sustainability
Setting an example in practicing sustainable agriculture
Deep inside the forest, village of Parsakhola is 30 km away from Korba. Remotely located, village is inhabitated by tribals and is surrounded by thick forest and small hillocks. The villagers have to walk at least 15 km to visit the nearest Primary Health Center and 5 km to the middle school. The population of the village is merely around 219 people, out of which more than 95 percent are tribal.
Most of the villagers depend on forests and agriculture for their livelihood. However, excessive dependence on forest and frequent rain failures has brought precarious balance between livelihood and social well being. Situated in foot hill, the fertility of land gradually reduced owing to heavy silt coming along with runoff water from precipitation. Farmers started looking for other options beyond agriculture for their sustenance. Covering long distance to work as daily labours and getting few days employment under NREGA became the major occupation.
In 2008, BALCO increased outreach for community development initiatives and village Parshakhola was also selected. While consulting with community, it was discovered that the village was very appropriate for Watershed Management Programme. Seeking expertise of NABARD, BALCO implemented Watershed Development Project jointly in the village. Initially the entire resources of the village were mapped in consultation with local people. A village map was drawn depicting water catchment area, rivulets and command areas. The worst affected land due to heavy deposit of silt, mostly abandoned, situated in foot hills were identified. After completing the Net Planning, the project was implemented.
The gullies were plugged to check soil erosion, bund created to help increase the fertility of the land and under vegetative measure plantations were done in the area of heavy erosion. Continuous contour trenches were dug to check the velocity of running water from hilly area. A pond was constructed by shramdaan at the foot of the hill which not only checked the sand and slit carried down by running water from the hill but also harvested the runoff water coming down from the hill. It has not only increased the moisture contain of the up land but also checked siltation of up land. Mr. Jagat Rathiya, a marginal farmer of this village says that he owned 2 acres of land at the foot hill but due to heavy siltation and slant topography, he was not able to cultivate it. After construction of pond, the intrusion of sand and silt has stopped and moisture of the soil has increased. Now he is able to take double crop of paddy from the same field which was fallow earlier.
And almost most of the villagers have the same story to tell.
Water absorbent trenches built adjacent of the fields started holding runoff water and increased ground water table. The villagers have now started to cultivate different types of pulses which require more water prior to the project few villagers used to cultivate yellow lentil that too only for self consumption but now almost all villagers are growing pulses and some of them are selling it in market besides self consumption and making a good money.
The training provided to practice sustainable agriculture and use bio-fertilizers have helped the villagers to go green. Mr.Bajrang Rathiya, president of Village Watershed Committee is very confident on his statements that, Migration in search of daily wage labour to neighbor districts have stopped over the last few years. If we continue successfully in this vein, a few years from now our village will be an example in the entire district.

40     Sterlite Industries (India) Limited Annual Report 2010
Corporate Social Responsibility (CSR) continued
Eighteen courses are offered under the initiative that include fashion designing, desktop publishing, and shipping management, nurse assistant training, garment manufacturing and designing and so on. Sterlite Industries has identified various areas of skills development need to be offered to fishing community members such as:
—	Computer training

—	Beautician

—	Nursing assistant

—	Cell phone mechanic

—	Embroidery

—	Tailoring

—	Shipping management
During the reporting year this project have achieved an employability rate of 68% .On an average the beneficiaries of this project earn Rs.3,000 to Rs.4,000 per month.
Sterlite has initiated agricultural development project in partnership with the horticulture Department, Pudukottai block. The project was implemented in the five villages, for the benefit of farmers. The project aims to achieve transfer of latest production technologies to increase productivity in agriculture, supply of appropriate Information/Education/ Communication & capacity building initiatives in association with the horticulture department.
HZL provides Vocational training to unemployed rural youth to generate employability among them through market driven vocational training and ensure 80% employability. Under this, training was imparted to 510 rural youth and more than 80% trained youth are self employed with monthly income of Rs.4,000 to Rs.8,000.
BALCO always accorded priority to Natural Resource Management and endeavored to link community with Agro-forestry programme for poverty alleviation. Generating livelihood avenues for tribal families and reducing their dependency on forest, BALCO initiated project ‘Wadi’ in association with National Bank for Agriculture and Rural Development (NABARD) at Kawardha. Designed for 5 years, the project envisages comprehensive growth of 500 tribal families keeping Orchard Development in the core of the project. Started in the 2009, project has covered 100 Tribal Farmers of Kawardha District owning at least 1 acre of fallow land. The most important component of project is to develop fallow land by all means like treatment of soil, provisioning of irrigation facilities and developing orchard on the same land. This will generate additional source of income without affecting regular food production on cultivable land.
BALCO also initiated Watershed Development Programme in 1,000 hectares of land. Gully Plugging, Check Dams, Water Absorption Trenches, Pond are some of the civil measures undertaken to arrest runoff water, check soil erosion and improve moisture content of land. Plantations done on four hectares of land with fruit yielding trees will pave way to ensure steady supply of nutritious fruit to the local community. Kumit Ram of village Parshakhola is one of the farmers who cultivated on his fallow land for the first time from his childhood. The initiative covered 29 acres of fallow land and implemented all measures to make it cultivable for the first time.

Sterlite Industries (India) Limited Annual Report 2010     41
Corporate Governance
Directors’ Report
Dear shareholders,
The Directors of your Company are pleased to present the 35th Annual Report together with the statement of audited accounts for the financial year ended 31 March 2010.
Financial highlights
The following table gives the financial highlights of your Company on a standalone basis according to Indian Generally Accepted Accounting Principles (GAAP).

(Rs. in Crore)
Year ended 31 March	2010	2009
Gross Turnover	13,676.47	12,277.74
Earnings before interest, tax depreciation and amortization	1,628.41	1,653.94
Less: Interest	256.44	203.92
Gross profit	1,371.97	1,450.02
Less: depreciation and amortization	150.64	166.18
Exceptional items	273.53	(55.31)
Profit before tax	947.80	1,339.15
Taxation	116.30	102.72
Net Profit for the year	831.50	1,236.43
Add: balance brought forward from previous year	2,683.41	1,944.10
Amount available for appropriation	3,514.91	3,180.53
Appropriation:
General reserve	500.00	204.00
Debenture redemption reserve	2.90	3.00
Additional Dividend on ADS issued in July 2009 (paid in September 2009)	53.54	—
Proposed dividend on equity shares (including dividend distribution tax thereon)	367.49	290.12
Balance carried forward to next year	2,590.98	2,683.41
Financial performance
During the year under review, the gross turnover of your Company increased by 11.4% from Rs.12,277.74 Crore to Rs.13,676.47 Crore. The increase in turnover was primarily due to increase in the average LME prices from US$ 5,885/MT to US$ 6,112/MT and also on account of depreciation of the Indian Rupee against the US dollar.
The Earnings before interest, tax depreciation and amortization for the same period decreased by 1.5% from Rs.1,653.94 Crore to Rs.1,628.41 Crore and the Net Profit decreased by 32.75% from Rs.1,236.43 Crore to Rs.831.50 Crore in the current year. During the year the Company provided for an exceptional item of Rs.273.53 Crore on account of termination of the Settlement and Purchase and Sale Agreement (PSA) with Asarco LLC.
The issue proceeds of Convertible Senior Note has been allocated to the conversion option with the residual value allocated to the Notes to establish its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss with changes in fair value to be recognised in the Profit and Loss account and the Notes been carried at amortised cost. The accounting treatment of Notes has resulted into the profit net of tax for the year higher by Rs.34.55 Crore.
Operational performance
The year under review was a very challenging year mainly due to rising input cost, lower by product margin. The operational performance was as follows:

Product	2009-10	2008-09	Variance
Copper Cathodes	334,174 MT	312,833 MT	6.8%
Copper Rods	196,882 MT	219,879 MT	(10.5%)
Sulphuric Acid	1,036,353 MT	987,512 MT	4.9%
Phosphoric Acid	205,844 MT	163,607 MT	25.8%
During the year under review, your Company consolidated its leadership position in domestic copper with record sales of 206,149 MT of copper with a market share of 33% in the domestic market and 42% in the refined copper market. Your Company also exported 127,095 MT of copper including exports of 36,978 MT of copper rods.
Transfer to general reserves
Out of the total profit of Rs.831.50 Crore for the financial year 2009-10, an amount of Rs.500 Crore is proposed to be transferred to the General Reserve.

42     Sterlite Industries (India) Limited Annual Report 2010
Directors’ Report continued
Dividend
Your Directors are pleased to recommend a dividend of Rs.3.75 per equity share of Rs.2/- each) for the financial year 2009-10. The dividend, if approved at the ensuing Annual General Meeting, will be paid to those shareholders holding pre-sub-divided equity shares of Rs.2/- each, whose names appear on the register of members of the Company as on the Book Closure date.
Bonus and split
The Board of Directors in their meeting held on 26 April 2010 has approved sub-division of the Equity Shares from face value of Rs.2/- each to face value of Re. 1/- each and also a bonus issue in the ratio of 1:1 equity shares. The sub-division of equity shares has been done with a view to broaden the investor base by encouraging the participation of the retail investors and also with a view to increase the liquidity of the equity shares. The Board keeping in view the comfortable reserves position, future expansion, profitability and its constant endeavour to reward its Shareholders has recommended a bonus issue of 1:1, i.e. one equity share of face value of Re. 1/- each for one sub-divided equity share of face value of Re. 1/- held. The sub-division and bonus issue will be subject to approval of the Shareholders in the ensuing Annual General Meeting.
Share capital/Convertible Senior Notes (CSN) issue
During the year your Company made an American Depository Shares (ADS) issue of US$ 1.6 billion priced at US$ 12.15 per ADS. Consequent to the ADS issue of July 2009, the paid up share capital of your Company increased by Rs.26.38 Crore due to allotment of 13,19,06,011 equity shares of Rs.2/- each representing equal number of ADS.
In October 2009, the Company issued 4% Convertible Senior Notes amounting to US$ 500 million. Each bond of US$ 1000 is convertible into 42.86 ADS based on conversion price of US$ 23.33.
Credit rating
CRISIL has upgraded its ratings of your Company’s cash credit facility and non-convertible debentures to ‘AA+/Stable’ from ‘AA/Stable’. The upgrade reflects CRISIL’s expectation of significant improvement in the Company’s capital structure than previously envisaged, and also reflects the group’s continued strong business performance and the good progress in the group’s ongoing projects. The rating on Sterlite’s short-term facilities has been reaffirmed at ‘P1+’. CRISIL has granted ‘Very Good’ rating for the pre and post investment made by the Company, which is the highest rating. Strong credit ratings by Credit Rating agencies reflect the Company’s financial discipline and prudence.
Corporate governance and additional information to shareholders
The Company is committed to maintain highest standards of corporate governance. A separate report on Corporate Governance, pursuant to Clause 49 of the Listing Agreement with the stock exchange(s), Auditors’ Certificate on its compliance, including the Management Discussion and Analysis, and shareholders’ information forms a part of this annual.
Management discussion and analysis
General economic outlook
The fiscal year 2009-10 began as a difficult one with the aftershocks of the depressed economic and market conditions of 2008 and 2009. There was a significant slowdown in the growth rate in the second half of 2008-09, following the financial crisis that began in the industrialized nations in 2007 and spread to the real economy across the world. The GDP growth rate in 2008-09 was 6.7%, with growth in the last two quarters hovering around 6 per cent. There was a general apprehension that this trend would persist for some time, as the full impact of the economic slowdown in the developed world worked through the system. It was also a year of reckoning for the policymakers, who had taken a calculated risk in providing substantial fiscal expansion to counter the negative fallout of the global slowdown. The continued recession in the developed world, for the better part of 2009-10, meant a sluggish export recovery and a slowdown in financial flows into the economy.
Yet, over the span of the year, the Indian economy posted a remarkable recovery, not only in terms of overall growth figures but, more importantly, in terms of certain fundamentals, which justify optimism for the Indian economy in the medium to long-term. Your Company also feels that the worst is over and is fully geared to take advantage of the improved economic indicators.
A detailed Management Discussion and Analysis Report forming part of this report as required under Clause 49(IV)(F) of the Listing Agreement with the Stock Exchanges is provided in a separate section of this Annual Report.
Subsidiary companies
Your Company had eleven subsidiary companies as on 31 March 2010.
The shareholders may refer to the statement under Section 212 of the Companies Act, 1956 and information on the financial statements of subsidiaries appended to the above Statement under Section 212 of the Companies Act, 1956 in this Annual Report for further information on these subsidiaries.
The Ministry of Corporate Affairs vide its letter No. 47/38/2010—CL-III dated 08 April 2010 has granted approval to the Company, for not attaching the financial statements of subsidiary companies to the financials of your Company for 2009-10.
Members may write to the Company Secretary at Sterlite Industries (India) Limited, SIPCOT Industrial Complex, Madurai-By-pass Road, Tuticorin — 628 002 to obtain a copy of the financial statements of the subsidiary companies. The Subsidiary Accounts will also be available on the Website of the Company www.sterlite-industries.com
The consolidated financial statements, in terms of Clause 32 of the Listing Agreement and in terms of Accounting Standards 21 as prescribed by Companies (Accounting Standards) Rules, 2006 issued by Ministry of Corporate Affairs vide notification no. G.S.R. 739 (E) dated 07 December 2006 also form part of this Annual Report.

Sterlite Industries (India) Limited Annual Report 2010     43
Corporate Governance
Fixed deposits
Your Company has not accepted or renewed any fixed deposits under section 58A of the Companies Act, 1956. No amount of principal or interest was outstanding as on 31 March 2010.
Directors
Mr. Anil Agarwal and Mr. Gautam Doshi retire by rotation at the ensuing Annual General Meeting scheduled on 11 June 2010 and being eligible offer themselves for re-appointment. The brief profiles of Mr. Anil Agarwal and Mr. Gautam Doshi are given in the chapter on Corporate Governance.
Information pursuant to section 217 of the companies act, 1956 A. Conservation of energy, research & developments, technology absorption, foreign exchange earnings and outgo
The particulars as prescribed under section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of the Board of Directors) Rules, 1988 are set out as an annexure to the Directors’ Report.
B. Particulars of employees
Pursuant to the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of employees are set out as an annexure to the Directors’ Report. However, as per provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the report and the accounts are being sent to all the shareholders excluding the aforesaid information. Any shareholder desirous of obtaining such particulars may write to the Company Secretary at the registered office of the Company.
C. Directors’ responsibility statement
As required under Section 217(2AA) of the Companies Act, 1956, your Directors hereby confirm that:
—	In the preparation of the annual accounts, applicable accounting standards have been followed along with proper explanations relating to material departures;

—	Such accounting policies have been selected and they have consistently applied them and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.

—	Proper and sufficient care for maintenance of adequate accounting records have been taken in accordance with the provisions of this Act, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities;

—	The accounts are prepared on ‘going concern’ basis.
Auditors
The statutory auditors of the Company, M/s. Chaturvedi & Shah, Chartered Accountants and M/s. Deloitte Haskins & Sells, Chartered Accountants, retire at the ensuing Annual General Meeting.
M/s. Chaturvedi & Shah and M/s Deloitte Haskins & Sells, Chartered Accountants have confirmed their eligibility and willingness to accept office of Auditors.
The Audit Committee and the Board of Directors therefore recommend M/s. Chaturvedi & Shah and M/s Deloitte Haskins & Sells, Chartered Accountants as statutory auditors of the Company for 2010-11 for the approval of shareholders.
Adequacy of internal controls
The Company, as part of Vedanta Group, has a strong internal control system in place. The internal control system of the Company is supported by the Management Assurances Services (MAS) function. Your Company is having a documented Standard Operating System (SOPs) for procurement, project/expansion management, capex, human resources, sales and marketing, finance, treasury, compliance, safety, health and environment (SHE) and manufacturing.
An annual audit plan is drawn in consultation with the MAS team as approved by the Audit Committee. The internal controls system and mechanism is reviewed periodically to make it robust so as to meet the challenges of the business. The Company has a system of carrying out internal audit, covering monthly physical verification of inventory, monthly review of accounts and a quarterly review of all business processes. To enhance internal controls, the internal audit follows stringent grading mechanism, focusing on the implementation of all recommendations of internal auditors. The internal auditors make periodical presentations to the Audit Committee, who review the same and ensure strict compliance.
Auditors’ qualification on accounts
Notes to the accounts, as referred in the auditors report, are self-explanatory and a practice consistently followed, and therefore do not call for any further comments and explanations.
Asarco acquisition
During the year the plan proposed by ASARCO and sponsored by the Company’s wholly owned subsidiary, Sterlite (USA) Inc was rejected by the US District Court. The Company has preferred to appeal against the order of US District Court. Subsequently, the Bankruptcy Court also approved the motion of ASARCO to terminate the settlement and Purchase and Sale Agreement (PSA) and allowed it to draw on the USD 50 million Letter of Credit. The Company has contested the same and has filed an application before the Bankruptcy Court for refund of USD 50 million drawn down by ASARCO and payment of compensation for legal expenses. The Company has provided Rs.273.53 Crore (being the USD 50 million referred to above and other expenses related thereto) as exceptional item during the year ended 31 March 2010. In March 2010, ASARCO has also filed a complaint in US Bankruptcy Court for the alleged breach of the PSA signed in May 2008.
Group structure
Pursuant to intimation from the Promoters, the names of the Promoters and entities comprising ‘Group’ are disclosed in the Annual Report for the purposes of the SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997.

44     Sterlite Industries (India) Limited Annual Report 2010
Directors’ Report continued
Depository system and listing of shares
Details of the depository system and listing of shares are given in the section “Additional Shareholder Information”, which forms a part of the Corporate Governance Report and is attached with the Annual Accounts.
Registrar and share transfer agent
M/s. Karvy Computershare Private Limited, Hyderabad, are the Registrar and Share Transfer Agent of the Company. Details of the depository system and listing of shares are given in the section “Additional Shareholder Information”, which forms a part of the Corporate Governance Report and is attached with the Annual Accounts.
Human resources
Your Company, as a part of ‘Vedanta’ group, believes that people are the biggest strength in line with its vision to create a world-class organisation. It focuses on learning and development, to enhance the knowledge and skill, preparing its people to face the challenges. During the year your Company organised various training programmes with an objective to achieve a minimum of three to four days of training for every employee.
Corporate social responsibility
Guided by Group’s overarching philosophy of creating and sustaining value and equity, year on year, our connection with the communities in which we operate has continued to strengthen. Corporate Social Responsibility (CSR) at your Company is a separate and focused function being managed by a young and enthusiastic team, with the complete involvement of the entire Sterlite fraternity. We have made significant investments in improving health, education and generating livelihood opportunities with the overall objective of enhancing the quality of life. One of our most recent and successful initiatives has been the creation of self-help groups (SHGs) under the Sterlite Women Empowerment Project (SWEP) in partnership with registered and likeminded associates, government bodies and volunteer organisations with a view to empower women to not only enhance their skill sets but also actively contribute to their household incomes. We will continue these initiatives and will attempt to add new vocational courses to our portfolio.
A detailed report on the Corporate Social Responsibility of your Company is given in a separate section in this Annual Report.
Acknowledgements
Your Company maintained healthy, cordial and harmonious industrial relations at all levels. The enthusiasm and unstinting efforts of the employee have enabled your Company to remain at the forefront of the industry. The Directors place on record their sincere appreciation for significant contributions made by the employees through their dedication, hard work and commitment towards the success and growth of the Company.
The Directors also acknowledge the support and assistance extended to us by the Government of India, various state governments, and government departments, financial institutions, bankers, shareholders and investors at large, and look forward to having the same support in our endeavours.
For and on behalf of the Board of Directors
Anil Agarwal
Chairman
Place: Mumbai
Dated: 26 April 2010

Sterlite Industries (India) Limited Annual Report 2010     45
Corporate Governance
Annexure-A
Statement containing particulars required under the companies (Disclosure of particulars in the report of Board of Directors) Rules, 1988 and forming part of the Directors’ Report for the year ended 31 March 2010.
(A) Conservation of energy:
a)	Conservation of natural resources continues to be the key focus area of our company. Following are some of the important steps taken in this direction.
i.	Waste Heat Recovery based power generation capacity utilization increased from 7.5 MW to 8 MW.

ii.	LPG consumption reduced by 1 Kg/MT of anode by covering exposed launders to avoid heat loss.

iii.	ISA furnace fuel oil line was modified to minimize oil consumption 1.2 T/day.

iv.	New ID fan was installed in primary smelting scrubber instead of running two fans thereby power consumption was reduced by 4,800 units.

v.	Fuel oil consumption reduced by 0.4 T/day by increasing the temperature of FO and proper insulation.

vi.	Gravity circulation in electro winning process was converted into forced circulation to speed up the process thereby power consumption was reduced by 2,500 units.

vii.	Solenoid Operated Valves were provided in plant air lines in feed preparation area to minimize plant air consumption by 5,000 M3/day.

viii.	De-clusters were installed in LPG pipeline in Continuous Cast Copper (CCR) to reduce LPG consumption.

ix.	Bus bar gapes were filled with silver alloy to increase the current efficiency thereby reducing power consumption of 500 units/day.

x.	Impellers were trimmed for electrolyte circulation pumps and power consumption was reduced by 207 units.

xi.	Covering of cell house bottom area during winters and various other initiatives have resulted in the reduction in steam consumption to 80 kgs/MT in 2009-10 against 88 kgs/MT in 2008-09 at Silvassa refinery.

xii.	Natural briquette has been used for firing boiler in place of Furnace Oil at Silvassa. Use of briquettes has reduced the steam cost from Rs.1,737/MT steam to Rs.1,422/MT steam at Silvassa.

xiii.	5A burners have been put up in Anode Casting Plant at Silvassa and the blowers have also been modified during the year. These have resulted in the reduction of Furnace Oil consumption from 57.02 lit/MT to 55.23 lit/MT.

xiv.	In CCR and Refinery plants high efficiency pumps have been installed that have resulted in savings of 4 Units/MT in CCR and 1 Unit/MT in Refinery.
b)	Additional investments and proposals, if any, being implemented for reduction of consumption of energy
i.	Installation of Vapor absorption machine in Sulphuric acid plant to generate refrigeration from the waste heat and utilize for intake air cooling in oxygen plant.

ii.	Energy efficiency lighting system for Tuticorin complex leading to reduction in power consumption.

iii.	Energy efficiency coating for all major pumps to save 3% of energy for pumping.

iv.	Interconnection of RHF-E supply and return lines to stop return water pumps during non-granulation time.

v.	To build an automated energy management center to optimize and fine tune all energy flow across the system.

vi.	Replacing compressed air with blower air for cake drying in ETP.

vii.	Use of LNG at CCR Chinchpada in place of LPG.

viii.	Use of twin lobe blowers in place of compressed air in PMB, ASWM and other places

ix.	Use of fan less cooling tower in place of conventional cooling towers

x.	Exploration of use of solar energy for heating CSM wash waters and Boiler feed water

xi.	Replacement of 8 motors and pumps with high efficiency pumps at both CCR and Refinery

xii.	Use of Flux Maxios at CCR Piparia

xiii.	Nickel Sulfate plant expansion to reduce Ni levels in electrolyte resulting in power savings to the tune of 13 Units/MT
c)	Impact of above measures in a) and b) for reduction of energy consumption and consequent impact of cost of production of goods.

The efforts taken to conserve energy will not only bring down the cost of production significantly, but will also help us to preserve the environment.

d)	Total energy consumption and energy consumption per unit of production.

As per Form A annexed.

46     Sterlite Industries (India) Limited Annual Report 2010
Annexure-A continued
(B) Technology absorption
Efforts made in technology absorption As per Form B annexed.
(C) Foreign exchange earnings and outgo
(a)	Activities relating to export, initiatives taken to increase export; development of new export markets for products and services; and export plan:
1.	The export volume for 2009-10 was 127,095 MT, representing an increase of 11.4% from the previous year.

2.	There was a decrease in the volume of export of copper rods by 38% in the value added products (copper wire rods) over the achievement made in 2008-09, mainly due to the surplus availability in the overseas market.
(b)	Total Foreign Exchange used and earned:

		Amount (Rs. in Crore)
S No.	Particulars	2009-10	2008-09

1)	Foreign exchange earnings	5,945.01	4,580.17
2)	Foreign exchange outgo:-
	CIF Value of imports of Raw Material,
	Components & Spare Parts	12,110.99	8,197.01
	Capital Goods	5.71	19.21
	Others	540.73	183.33

Sterlite Industries (India) Limited Annual Report 2010     47
Corporate Governance
FORM ‘A’
Disclosure of particulars with respect to conservation of energy

		Year Ended	Year Ended
		31 March	31 March
Particulars	Unit	2010	2009
A. Power and Fuel Consumption
Electricity
Purchase Unit	MWH	2,11,047	1,84,740
Total Amount (Excluding Demand Charges)	Rs. Crore	87.32	74.34
Rate/Unit	Rs.	4.14	4.02
Own generation Unit*	MWH	3,39,301	3,25,368
Unit per unit of fuel		4.83	4.85
Cost/Unit	Rs.	5.32	5.50
Furnace Oil
Quantity**	KL	90,385	76,740
Total Amount	Rs. Crore	206.31	177.57
Average Cost per litre	Rs.	22.83	23.14
Diesel
Quantity	KL	621	484
Total Amount	Rs. Crore	1.90	1.64
Average Cost per litre	Rs.	30.66	33.97
L.P.G./Propane/IPA
Quantity	MT	10,710	11,658
Total Amount	Rs. Crore	36.42	47.21
Average Cost per litre	Rs.	34.00	40.50
LSHS
Quantity	MT	—	7,411
Total Amount	Rs. Crore	—	21.35
Average Cost per litre	Rs.	—	28.81
B. Consumption per MT of Production
Electricity	MWH	1.65	1.63
Furnace Oil	KL	0.27	0.25
Diesel	KL	0.01	0.01
L.P.G./Propane/IPA	MT	0.03	0.04
LSHS	MT	—	0.02

*	This includes the WHRB Generation also.

**	This includes the FO consumed in CPP also.

48     Sterlite Industries (India) Limited Annual Report 2010
FORM ‘B’
Form of disclosure of particulars with respect to technology absorption
Research and development (R & D)

1.	Specific areas in which R & D carried out by the Company			Not Applicable

2.	Benefits as a result of R & D			Not Applicable

3.	Future plan of action			Not Applicable

4.	Expenditure on R & D
	a.	Capital	}
	b.	Recurring	}	Not Applicable
	c.	Total	}
	d.	Total R & D expenditure as a percentage of total turnover	}
Technology absorption, adaptation and innovation

1.	Efforts in brief made towards technology absorption, adaptation and innovation		i.	Commissioning of Reverse Osmosis plant
			ii.	DO Plant commissioning
			iii.	Change in Launder castables for a longer life.
			iv.	Installation of PMI Testing kit resulting in finding material MOC of all grades of steel.
			v.	Redesigning of Furnace Blower which led to better productivity in Anode Casting Plant at Silvassa
			vi.	Installed bearing-less pumps in Silvassa plant to reduce power consumption.

2.	Benefits derived as a result of above efforts e.g., product improvement, cost reduction, product development, import substitution		The Above mentioned initiatives have resulted in a lower cost of production and a better working environment.

3.	In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year) following information may be furnished
	a.	Technology imported	Selenium Plant — Outokempu Outotec OYJ (Year 2005)
	b.	Year of import	Bismuth Plant — IBC Advanced Technologies (Year 2007)
Dore Plant — Outokempu Outotec OYJ (Year 2009)
	c.	Has technology been fully absorbed	The technology has been fully absorbed.

Sterlite Industries (India) Limited Annual Report 2010     49
Corporate Governance
Annexure to the Directors’ Report
List of companies/persons constituting Group coming within the definition of “group” for the purpose of the SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, include the following:

Sr. No	Name of Group Companies
1.	Volcan Investments Limited, Bahamas
2.	Vedanta Resources Plc, United Kingdom
3.	Vedanta Finance Jersey Limited, Jersey
4.	Vedanta Resources Holdings Limited, United Kingdom
5.	Twinstar Holdings Limited, Mauritius
6.	Welter Trading Limited, Cyprus
7.	Vedanta Resources Finance Limited, United Kingdom
8.	Vedanta Resources Cyprus Limited, Cyprus
9.	Richter Holding Limited, Cyprus
10.	Westglobe Limited, Mauritius
11.	Finsider International Company Limited, United Kingdom
12.	Sesa Goa Limited, India
13.	Sesa Industries Limited, India
14.	Konkola Copper Mines Plc, Zambia
15.	Vedanta Aluminium Limited, India
16.	The Madras Aluminium Company Limited
17.	Sterlite Infra Limited, India
18.	Sterlite Opportunities and Ventures Limited, India
19.	Talwandi Sabo Power Limited, India
20.	Hindustan Zinc Limited, India
21.	Bharat Aluminium Company Limited, India
22.	THL KCM Limited, Mauritius
23.	KCM Holdings Limited, Mauritius
24.	Vedanta Resources Investments Limited, United Kingdom
25.	THL Aluminium Limited, Mauritius
26.	Monte Cello BV, Netherlands
27.	Sterlite Energy Limited, India
28.	Copper Mines of Tasmania Pty Ltd, Australia
29.	Sterlite (USA) Inc., USA
30.	Fujairah Gold FZE, UAE
31.	Thalanga Copper Mines Pty Ltd., Australia
32.	Monte Cello NV, Netherlands Antilles
33.	Anil Agarwal Discretionary Trust, Bahamas
34.	Onclave PTC Limited, Bahamas
35.	Lakomasko BV, Netherlands
36.	Vedanta Jersey Investments Limited, Jersey
37.	Vedanta Resources Jersey Limited, Jersey
38.	Vedanta Resources Jersey II Limited, Jersey
39.	V S Dempo & Co. Private Limited, India
40.	Dempo Mining Corporation Private Limited, India
41.	Goa Maritime Private Limited, India
42.	Vizag General Cargo Berth Private Limited, India
43.	Allied Port Services Private Limited, India

50     Sterlite Industries (India) Limited Annual Report 2010
Annexure to the Directors’ Report continued

Sr. No	Name of Group Companies
44.	MALCO Industries Limited, India
45.	MALCO Power Company Limited, India
46.	Mr. Anil Agarwal
For and on behalf of the Board of Directors
Anil Agarwal
Chairman
Place: Mumbai
Dated: 26 April 2010

Sterlite Industries (India) Limited Annual Report 2010     51
Corporate Governance
Corporate Governance Report
Company’s philosophy on code of Governance
Corporate Governance is all about promoting corporate fairness, transparency and accountability. The canonical philosophy of Corporate Governance in the Company is to achieve business excellence through focus on achieving the highest levels of accountability, efficiency, responsibility and fairness across all areas of operations.
Plainly, Corporate Governance is the relation between Shareholders, Directors, Independent Directors, the Board and Management of the Company and the manoeuvring mantra which will visualise the dreams and expectations of the shareholders in the real world and also promote the enterprise to achieve its goals.
Management’s perspective on Corporate Governance
The Company aims at achieving transparency, accountability and equity across all facets of operation and in all interactions with stakeholders, while fulfilling the role of a responsible corporate representative committed to sound corporate practices.
Sterlite Industries (India) Limited (“Sterlite” or “the Company”) adheres to good corporate practices which constantly undergo changes and betterment, keeping its core goal in mind — maximising stakeholder value. Adherence to the business ethics and commitment to Corporate Social Responsibility will help the Company achieve excellence. The Company believes that all its operations and actions must ultimately enhance overall benefits over a sustained period of time.
Sterlite believes that the affairs of the Company shall be conducted by following the best practices and principles — whether it is in relation to the customers, employees, stakeholders or the community. The Company’s Corporate Governance structure is based on the following principles:

—	Trusteeship: A transparent and independent Board with a balanced composition and size can provide effective leadership to the Company. The Board is the trustee for all the stakeholders.

—	Aim: Accountability, independence, effective internal surveillance, voluntary legal compliance and governing rules and procedures.

—	Entrepreneurship: Empowering the management and employees, especially women, to showcase strength, ownership, innovation and passion to excel and lead.

—	Creating value: Efficient resource management to enhance enterprise value and return on investment.

—	Concern and respect for people and environment: Working for the society and community.
The above principles are reflected in the Company’s day-to-day initiatives and policies. The Board of Directors remains at the helm of affairs, guiding the Company by approving the broad framework and policies, the annual operation plans, budgets and expansion plans. The day-to-day management is managed by the Copper Management Committee (CMC) comprising of the CEO, COO, CFO, Business Heads, Head HR, Marketing and who acts as the bridge between the Board and the Management.
This chapter, along with the chapters on Management Discussion and Analysis and Additional Shareholders Information, reports Sterlite’s compliance with Clause 49 of the Listing Agreement with the Stock Exchanges.
Board of Directors
Composition of the Board
As on 31 March 2010, Sterlite’s Board comprised of six Directors. The Non-Executive Chairman and the Executive Vice-Chairman are the two promoter Directors on the Board. In addition, the Board has one Whole-time Director and three Non-Executive independent Directors. The details are given in Table 1.
Number of board meetings
In 2009-10, the Board of the company met fourteen times on 1 April 2009, 28 April 2009, 14 May 2009, 30 May 2009, 15 June 2009, 14 July 2009, 29 July 2009, 10 August 2009, 8 September 2009, 15 October 2009, 29 October 2009, 24 December 2009, 25 January 2010 and 13 March 2010. The maximum gap between any two board meetings was less than four months. Table 1 gives the details.

52     Sterlite Industries (India) Limited Annual Report 2010
Corporate Governance Report continued
Directors’ attendance record and Directorships
Table 1: Composition of the Board of Directors

					No. of other Directorships and
					Committee membership/Chairmanships
		Attendance Particulars			in other Indian public companies
		Number of Board Meetings			Other	Committee	Committee
Name of the Directors	Category	Held	Attended	Last AGM	Directorship[1]	Membership[2]	Chairmanship[2]
Mr. Anil Agarwal (Chairman)	Promoter, Non-Executive	14	1	No	4	Nil	Nil
Mr. Navin Agarwal (Executive Vice Chairman)	Promoter, Executive	14	14	No	5	1	Nil
Mr. Sandeep Junnarkar	Independent — Non Executive	14	11	Yes	10	5	Nil
Mr. Gautam Doshi	Independent — Non Executive	14	12	Yes	9	9	4
Mr. Berjis Desai	Independent — Non Executive	14	5	No	8	8	3
Mr. D.D.Jalan (Whole Time Director)	Executive	14	14	Yes	2	Nil	Nil

Notes:

1.	The Directorships held by Directors as mentioned above do not include alternate directorships and directorships of foreign companies, Section 25 companies and private limited companies.

2.	In accordance with Clause 49 of the Listing Agreement, Memberships/Chairmanships of only the Audit Committees and Shareholders’/Investors’ Grievance Committees of all public limited companies have been considered.
As detailed in the table above, none of the Directors is a member of more than 10 Audit or Shareholders & Investors Grievance Committee of public companies in which they are Directors, and nor is Chairman of more than five such Committees.
Directors with Materially Pecuniary or Business Relationship with the Company
As mandated by Clause 49, the Independent Directors on Sterlite’s Board:
a)	Apart from receiving Director’s remuneration, do not have any material pecuniary relationships or transactions with the company, its promoters, its Directors, its senior management or its holding company, its subsidiaries and associates which may affect independence of the Director.

b)	Are not related to promoters or persons occupying management positions at the Board level or at one level below the Board.

c)	Have not been an executive of the company in the immediately preceding three financial years.

d)	Are not partners or executives or were not partners or an executives during the preceding three years of any of the:
—	Statutory audit firm or the internal audit firm that is associated with the company.

—	Legal firm(s) and consulting firm(s) that have a material association with the company.
e)	Are not material suppliers, service providers or customers or lessors or lessees of the company, which may affect independence of the Directors.

f)	Are not substantial shareholders of the company i.e. do not own two percent or more of the block of voting shares.

g)	Are not less than 21 years of age.
Transactions with related parties are disclosed in Note 35 — ‘Notes forming part of the Accounts’ annexed to the financial statements of the year. There has been no materially relevant pecuniary transaction or relationship between Sterlite and its non-executive and/or independent Directors during the year 2009-10.
Information presented to the Board
Amongst other matters, information presented to the Board includes:
i.	Annual operating plans and budgets and any update thereof;

ii.	Capital budgets and any updates thereof;

iii.	Annual Accounts, Half-yearly and Quarterly results for the company and operating divisions and business segments;

iv.	Updates on all projects, formation of new special purposes vehicles any new business being undertaken;

v.	Minutes of the meetings of the Audit Committee and other Committees of the Board;

vi.	Information on recruitment and remuneration of senior officers just below the level of Board, including the appointment or removal of Chief Financial Officer and Company Secretary;

vii.	Materially important show cause, demand, prosecution notices and penalty notices;

viii.	Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems;

ix.	Any material default in financial obligations to and by the company, or substantial non-payment for goods sold by the company;

x.	Any issue, which involves possible public or product liability claims of substantial nature, including any judgement or order which, may have passed strictures on the conduct of the company or taken an adverse view regarding another enterprise that can have negative implications on the company;

xi.	Details of any joint venture or collaboration agreement;

xii.	Transactions that involve substantial payment towards goodwill, brand equity or intellectual property;

Sterlite Industries (India) Limited Annual Report 2010      53
Corporate Governance
xiii.	Significant labour problems and their proposed solutions. Any significant development in human resources/industrial relations front like signing of wage agreement, implementation of voluntary retirement scheme, etc.;

xiv.	Sale of material nature of investments, subsidiaries, assets, which is not in the normal course of business;

xv.	Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material;

xvi.	Non-compliance of any regulatory, statutory nature or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer, etc.;

xvii.	Statement of significant transactions and arrangements entered by unlisted subsidiary Companies;

xviii.	Declaration of Dividend;

xix.	General notices of interest of Directors;

xx.	Internal audit findings (through the Audit Committee);

xxi.	Subsidiary companies minutes, financial statements, significant investments and other significant transactions and arrangements, if any.
In addition to the areas described above, the Company’s Audit Committee looks into controls and security of the Company’s critical IT applications, the internal and control assurance audit reports of all divisions and deviations from the Code of Business Principles, if any (covered in the separate section on Audit Committee).
The Board of Sterlite Industries (India) Ltd is presented with detailed notes along with the agenda papers, well in advance of the meeting. The Board periodically reviews the compliance status of all laws applicable to the company as certified by all the departmental heads as well as steps taken by to rectify instances of any non-compliance. The Board also reviews the Minutes of Meetings of the Board of all unlisted subsidiaries.
2. Code of Business Ethics & Conduct
The Company has a well defined and approved ‘Code of Business Ethics & Conduct’ (in short called as ‘Code of Conduct’/’COC’) applicable to all Board members, Senior Management and employees of the company. The COC was amended by the Board in its meeting held on 25 January 2010, to include the revised ‘Gift Policy’ which advices company officials/employees not to accept any gifts having commercial value from any vendors, business partners, associates. The code of business ethics and conduct is available on the website of the company, www.sterlite-industries.com . All Board members and Senior Management personnel have affirmed compliance with the code of business ethics and conduct. The Chief Executive Officer (CEO) has also confirmed and certified the same (certification is enclosed at the end of this report).
3. Risk Management
The Company’s consolidated financial performance is significantly impacted by fluctuations in the prices of Copper, Gold and Silver, Aluminium, Zinc, exchange rates and interest rates. The company takes a very structured approach to the identification and quantification of each such risk and has a comprehensive risk management framework. Risks are identified through a formal risk management programme with the active involvement of business managers, senior management both at entity level and corporate level. The Company maintains a risk register and matrix which is regularly reviewed. The Risk register and Matrix are developed on the basis of Turnbull Risk Management Framework.
Further, the Company has a well defined Foreign Exchange Management framework approved by the Executive Committee of the Group which is being strictly followed. Clearly defined policies and management controls govern all risk management activities. The overall risk management programme is reviewed by the Audit Committee on behalf of the Board.
For further details of Company’s risk management framework and policy please refer to the details stated in the Management Discussion & Analysis.
4. Committees of the Board
Audit Committee
As on 31 March 2010, Company’s Audit Committee consisted of Mr. Gautam Doshi (Chairman), Independent Director, Mr. Sandeep Junnarkar, Independent Director, and Mr. Berjis Desai, Independent Director. Mr. Gautam Doshi is the financial expert in the Audit Committee and all members of the Audit Committee have accounting and financial management knowledge and expertise.
The Committee met six times during the course of the year on 28 April 2009, 30 May 2009, 29 July 2009, 19 September 2009, 29 October 2009 and 25 January 2010. Table 2 gives attendance record.

54     Sterlite Industries (India) Limited Annual Report 2010
Corporate Governance Report continued
Table 2: Attendance record of the Audit Committee for 2009-10

			No. of Meetings
Name of Members	Category	Status	Held	Attended
Mr. Gautam Doshi	Independent	Chairman	6	6
Mr. Sandeep Junnarkar	Independent	Member	6	5
Mr. Berjis Desai	Independent	Member	6	2
The Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and representatives of the Statutory Auditors and Internal Auditors are regularly invited by the Audit Committee to its meetings. The Company Secretary is the Secretary to the Committee.
The functions of the Audit Committee of the company include the following:
1.	Oversight of the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible

2.	Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees

3.	Approval of payment to statutory auditors for any other services rendered by the statutory auditors.

4.	Reviewing, with the management, the annual financial statements before submission to the Board for approval, with particular reference to:
a)	Matters required to be included in the Director’s Responsibility Statement to be included in the Board’s report in terms of clause (2AA) of section 217 of the Companies Act, 1956.

b)	Changes, if any, in accounting policies and practices and reasons for the same.

c)	Major accounting entries involving estimates based on the exercise of judgment by management.

d)	Significant adjustments made in the financial statements arising out of audit findings.

e)	Compliance with listing and other legal requirements relating to financial statements.

f)	Disclosure of any related party transactions.

g)	Qualifications in the draft audit report.
5.	Reviewing, with the management, the quarterly financial statements before submission to the Board for approval.

6.	Reviewing, with the management, the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency monitoring the utilisation of proceeds of a public or rights issue, and making appropriate recommendations to the Board to take up steps in this matter.

7.	Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems.

8.	Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

9.	Discussion with internal auditors any significant findings and follow up thereon.

10.	Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

11.	Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

12.	Reviewing the company’s risk management policies and functioning of the Whistle Blower Mechanism.
a)	Approval of appointment of CFO (i.e., the whole-time Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience & background, etc. of the candidate.
13.	To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

14.	Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.
The Audit Committee is empowered, pursuant to its terms of reference, to:
a)	Investigate any activity within its terms of reference and to seek any information it requires from any employee.

b)	Obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary.
The Company has systems and procedures in place to ensure that the Audit Committee mandatorily reviews:
—	Management discussion and analysis of financial condition and results of operations.

—	Statement of significant related party transactions (as defined by the Audit Committee), submitted by management.

—	Management letters/letters of internal control weaknesses issued by the statutory auditors

Sterlite Industries (India) Limited Annual Report 2010     55
Corporate Governance
—	Internal audit reports relating to internal control weaknesses.

—	The appointment, removal and terms of remuneration of the chief internal auditor.
In addition, the Audit Committee of the company also reviews the financial statements, in particular, the investments made by the unlisted subsidiary companies (if any), in view of the requirements under Clause 49.
The Audit Committee is also apprised on information with regard to related party transactions and is being presented with the following;
—	A statement in summary form of transactions with related parties in the ordinary course of business.

—	Details of material individual transactions with related parties which are not in the normal course of business.

—	Details of material individual transactions with related parties or others, which are not on an arm’s length basis along with management’s justification for the same.
Shareholders’ and Investors’ Grievances Committee
The Shareholders’ and Investors’ Grievances Committee of the Company reviews matters related Grievances of shareholders and investors. The Committee primarily focuses on review of investor complaints and its redressal, queries received from investors i.e. transfer of shares, issue of share certificates, non-receipt of Annual Report, non-receipt of declared dividends etc and reviews the Report presented by Share Transfer Agent of the Company. The Committee comprises of three members: Mr. Sandeep Junnarkar who is Chairman of the Committee. Mr. Berjis Desai and Mr.D.D.Jalan, Whole-Time Director being the third member. The Committee met four times during the year on 28 April 2009, 29 July 2009, 29 October 2009 and 25 January 2010. Table 3 gives the details of attendance.
Table 3: Attendance record of the Shareholders’ and Investors’ Grievances Committee for 2009-10

			No. of Meetings
Name of Members	Category	Status	Held	Attended
Mr. Sandeep Junnarkar	Independent	Chairman	4	3
Mr. Berjis Desai	Independent	Member	4	2
Mr. D. D. Jalan*	Executive	Member	4	4

*	Mr. D.D. Jalan was appointed to the Shareholders and Investors Grievance Committee w.e.f 27 April 2009
Remuneration Committee
The Company’s Remuneration Committee is responsible for recommending the fixation and periodic revision of remunerations (including commissions and/or incentives, etc) of Whole-Time Directors/Executive Directors. This is done after reviewing their performance based on pre-determined evaluation parameters and the Company policy of rewarding achievements and performance.
Payment of remuneration to the Executive Vice-Chairman, Managing Director and Whole-time Director is governed by the respective agreements executed between them and the Company and are governed by Board and shareholders’ resolutions. The remuneration structure comprises of Salary, commission linked to profits, perquisites and allowances and retirement benefits (pension, superannuation and gratuity). Table 4 details the composition and attendance record of the Remuneration Committee.
Table 4: Attendance record of the Remuneration Committee for 2009-10

			No. of Meetings
Name of Members	Category	Status	Held	Attended
Mr. Berjis Desai	Independent	Chairman	1	1
Mr. Gautam Doshi	Independent	Member	1	1
Mr. Anil Agarwal	Promoter, Non-executive	Member	1	NIL
The details of such remuneration, including commission to non-executive Directors have been disclosed in Table 5 below.

56     Sterlite Industries (India) Limited Annual Report 2010
Corporate Governance Report continued
5. Remuneration of Directors
Information on remuneration of Directors during the year ended 31 March 2010 is set forth in Table 5 below.
Table 5: Remuneration paid to Directors for the year ended March 31, 2010 and relationship with each other

					Commission to
					non-executive
					Directors/
					Performance	Total
				Provident &	Incentive	(excluding	Stock Options
	Relationship with		Salary and	Superannuation	for executive	stock	of Holding
Name of the Director	other Directors[1]	Sitting Fees[2]	Perquisites (Rs.)	Funds (Rs.)	Directors (Rs.)[3]	options) In Rs.	Company (Nos.)[4]
Mr. Anil Agarwal	Brother of Mr. Navin Agarwal	NA	—	—	—	—	—
Mr. Navin Agarwal[5]	Brother of Mr. Anil Agarwal	NA	4,65,18,721	66,82,500	1,35,81,000	6,67,82,221	40,000
Mr. Sandeep Junnarkar[6]	None	3,00,000	—	—	15,00,000	18,00,000	Nil
Mr. Gautam Doshi	None	3,10,000	—	—	15,00,000	18,10,000	Nil
Mr. Berjis Desai[6]	None	1,50,000	—	—	15,00,000	16,50,000	Nil
Mr. D. D. Jalan[7]	None	NA	1,25,88,195	13,20,948	40,21,000	1,79,30,143	13,500

Notes:

1.	Relationship is determined on the basis of criteria of Section 6 of the Companies Act, 1956.

2.	Sitting fees are paid for Board-level Committees like Audit Committee, Investors Grievance Committee, and Remuneration Committee.

3.	Commission to Non-Executive Independent Directors is paid for the financial year ended 31 March 2010. With respect to Executive Directors (Mr. Navin Agarwal and Mr. D.D.Jalan), a performance based payment was made. The payment is based on both operational and financial performance of the Company.

4.	The Company’s parent/ultimate holding Company, Vedanta Resources Plc has granted its stock options to Company’s Executive Directors. The fair value for the year in relation to option granted to Mr. Navin Agarwal is Rs.15,014,348 and Mr. D.D. Jalan is Rs.49,91,018. The options have a vesting period of three years from the date of granting.

5.	Mr. Navin Agarwal’s service contract expired on 31 July 2008. It has been extended for a further period of 5 (five) years from 1 August 2008 to 31 July 2013. He has been re-appointed in the Annual General Meeting held on 22 August 2008.

6.	The Company has paid a sum of Rs.1.16 lacs and Rs.2.16 lacs, to M/s Junnarkar & Associates and J.Sagar and Associates, in which Mr.Sandeep Junnarkar and Mr.Berjis Desai respectively, are partners.

7.	Mr. D. D. Jalan was appointed as Additional Director and Whole Time Director on 24 December 2008. The service contract was executed for a period of 2 (two) years i.e. from 24 December 2008 to 23 December 2010. At the AGM held on 19 September 2009, he was appointed as regular director and the shareholders approved his appointment as Whole-Time Director along with remuneration and other terms of service contract.
Share/Debenture Transfer Committee
The Board of Directors have delegated the power to approve share/debenture transfers, transmission and consider split/consolidation requests to the Share/Debenture Transfer Committee. The Company’s Share/Debenture Transfer Committee consists of three Directors, namely, Mr. D. D. Jalan, Mr. Gautam Doshi and Mr. Berjis Desai. The Share/Debenture Transfer Committee met 18 times during the year.
The Banking and Authorisation Committee
The Banking and Authorisation Committee consists of six members, i.e. two Directors & four Senior Management officials of the Company, namely Mr. Navin Agarwal, Vice Chairman, Mr. D.D.Jalan, Whole-Time Director, Mr. Tarun Jain, Director-Finance, Mr. Kishore Kumar, Chief Executive Officer (CEO), Mr. Ramesh Nair, Chief Operating Officer (COO) and Mr.Vinod Bhandawat, Chief Financial Officer (CFO). The Board at its meeting held on 29 July 2009 revised the Charter for the Banking and Authorisation Committee. The Committee consider and facilitates decision making on various matters related to operations, finance, banking operations, delegation of powers for day to day excise and sales tax matters, authorisation to specific employees for certain contractual obligations and such other delegation as may be required from time to time. The Committee met once during the year and approved other delegation through circulation.
Shares and Convertible Instruments held by Non-Executive Directors
Table 6 gives details of the shares and convertible instruments held by the non-executive Directors as on 31 March 2010.
Table 6: Details of the shares and convertible instruments held by the non-executive Directors as on 31 March 2010

Number of
		Number of	convertible
Name of the Director	Category	shares held	instruments held
Mr. Anil Agarwal	Promoter	Nil	Nil
Mr. Sandeep Junnarkar	Independent	18,000	Nil
Mr. Gautam Doshi	Independent	Nil	Nil
Mr. Berjis Desai	Independent	Nil	Nil

Sterlite Industries (India) Limited Annual Report 2010     57
Corporate Governance
6. Subsidiary Companies
Clause 49 defines a ‘material non-listed Indian subsidiary’ as an unlisted subsidiary, incorporated in India, whose turnover or net worth (i.e. paid up capital and free reserves) exceeds 20% of the consolidated turnover or net worth respectively, of the listed holding company and its subsidiaries in the immediately preceding accounting year.
As on 31 March 2010, the Company has no such material non-listed subsidiary.
7. Management
Management Discussion and Analysis
This annual report has a detailed chapter on Management Discussion and Analysis.
Disclosures by Management to the Board
All disclosures relating to financial and commercial transactions where Directors may have a potential interest are provided to the Board, and the interested Directors do not participate in the discussion nor do they vote on such matters.
Disclosure of Accounting Treatment in Preparation of Financial Statements
Sterlite has followed the guidelines of accounting standards referred to in Section 211(3C) of the Companies Act, 1956 including Accounting Standard (AS)-30 on ‘Financial Instruments: Recognition and Measurement’ and Limited revision arising out of it in other Accounting Standards, issued by ‘The Institute of Chartered Accountants of India’.
8. Code for Prevention of Insider-Trading Practices
As part of Code of Conduct, the Company has a well defined and laid down policy approved by the Board for prevention of insider trading which is in line with the SEBI Insider Trading Prohibition Regulations and Securities Exchange Commission (‘SEC’) regulations. The Insider Trading Prohibition Policy is applicable to all Directors, Senior Management/Employees categorized as ‘Designated Employees’. The Policy lays down guidelines, and advises the Directors/Designated Employees on procedures to be followed and disclosures to be made, while dealing with shares of company, and cautioning them of the consequences of violations. A detailed presentation was sent to all the Directors/Designated Employees on the Policy/Do’s and Don’ts. The code clearly specifies, among other matters, that Directors and designated employees of the Company can trade in the shares of the company only during ‘Open Period’. The trading window is closed at the time of declaration of results, dividend and material events, etc. as per the Code. A yearly disclosure is taken by all the Directors and Designated Employees of the Company.
The Company Secretary is the Compliance Officer.
CEO/CFO Certification
The CEO and CFO certification of the financial statements for the year is enclosed at the end of the report.
9. Shareholders
Profile of Directors who are to be appointed/re-appointed
Profile of Directors along with the Directorship details who are retiring by rotation is provided herewith.
Mr. Anil Agarwal
Anil Agarwal, founder promoter of the Company which was established in 1975, is the Non-Executive Chairman and was appointed on the Board of the Company in 1978. Mr. Agarwal has over 30 years of experience as an industrialist and has been instrumental in the growth and development of the Company since its inception. Details of other Directorships and membership of Committees are as below:
Directorship
Public Companies in India & Abroad

1.	Bharat Aluminium Company Limited	Chairman

2.	Sterlite Technologies Limited	Chairman

3.	Vedanta Aluminium Limited	Director

4.	Sterlite Energy Limited	Chairman

5.	Vedanta Resources Plc, UK	Executive Chairman
Private/Section 25 Company

1.	Anil Agarwal Foundation (a Section 25 Company)	Director
Mr. Anil Agarwal is not a member in any Committees. Further, Mr. Anil Agarwal is related to Mr. Navin Agarwal as brother.
Mr. Gautam Doshi
Gautam Bhailal Doshi is our Non-Executive and Independent Director and was appointed on the Board of the Company in December 2001. Mr. Doshi is a Chartered Accountant. Since August 2005, he has been the Group Managing Director of the Reliance ADA Group Limited. Prior to that, he was a partner of RSM & Co. in India from September 1997 to July 2005. Mr. Doshi has more than 25 years of experience in the areas of audit, finance and accounting. Mr. Doshi has a Bachelor of Commerce from the University of Mumbai and a Master of Commerce from the University of Mumbai and is a Fellow Member of the Institute of Chartered Accountants of India.
Details of other Directorships and membership of Committees are as below:
Public Company

1.	Reliance Communications Infrastructure Limited	Director

2.	Reliance Life Insurance Company Limited	Director

3.	Reliance Media Works Limited	Director

4.	Reliance Anil Dhirubhai Ambani Group Limited	Director

5.	Reliance Big TV Limited	Director

6.	Reliance Telecom Limited	Director

7.	Reliance Media World Limited	Director

8.	Sonata Investment Limited	Director

9.	Piramal Life Sciences Limited	Director

58     Sterlite Industries (India) Limited Annual Report 2010
Corporate Governance Report continued
Private/Section 25 Company

1.	Digital Bridge Foundation (a Section 25 Company)	Director

2.	Telecom Infrastructure Finance Private Limited	Director

3.	Reliance Home Finances Private Limited	Director

4.	Nahata Film Infotain Private Limited	Director
Committee Membership (in Audit and Investor Grievance Committees)

1.	Sonata Investments Limited	Audit Committee

2.	Reliance Communications Infrastructure Limited	Audit Committee

3.	Reliance Life Insurance Company Limited	Board Audit & Compliance Committee

4.	Reliance Big TV Limited	Audit Committee

5.	Reliance Media Works Limited	Audit Committee Investor Grievance Committee

6.	Reliance Telecom Limited	Audit Committee Investor Grievance Committee

7.	Piramal Life Sciences Limited	Audit Committee
Communication to Shareholders
Sterlite Industries (India) Ltd. puts forth key information about the company and its performance, including quarterly results, official news releases, and presentations to analysts, on its website www.sterlite-industries.com regularly for the benefit/information of the public at large.
During the year, the quarterly results of the Company’s performance have been published in leading newspapers such as ‘The Economic Times’ in English and ‘Dinamalar’ (Tamil Nadu edition) in the vernacular. Hence, they are not separately sent to individual shareholders. Sterlite, however, furnishes the quarterly and half-yearly results on receipt of a request from any shareholder.
Investor Grievances & Shareholder Redressal
The company has appointed, M/s. Karvy Computershare Private Limited, as its Registrar and Share Transfer Agent, who are fully equipped to carry out share transfer activities and redress investor complaints. Company Secretary is the Compliance Officer for redressal of all shareholders’ grievances.
Disclosure on material financial and commercial transactions with Senior Management
Senior Management of the Company has not entered into any material financial or commercial transactions wherein they have personal interest that may have potential conflict of interest with that of the Company at large. Declaration under the Code of Conduct is treated as confirmation from Senior Management in this regard, since the Code of Conduct of the Company specifically prohibits any transactions which involve conflict of interest.
Senior Management denotes the functional heads and the core management team excluding the Directors.
Disclosures
Related party transactions
All the related party transactions are strictly done on arm’s length basis. The Company presents a detailed statement of all related party transactions before the Audit Committee on a Quarterly basis, specifying the nature, value and terms and conditions of the transaction. Transactions with related parties are conducted in a transparent manner with the interest of the Company as utmost priority.
Attention of the Members is drawn to the disclosures of transactions with the related parties set out in Notes of Accounts forming part of the Annual Report.
Statutory compliance, penalties and strictures
The Company has complied with the requirements of the Stock Exchanges/SEBI and Statutory Authority on all matters related to capital markets during the last three years. No penalties or strictures have been imposed on the Company by these authorities in the last three years.
Whistle Blower Policy
As part of Code of Conduct, the Company has a Whistle Blower Policy, where any instance of non-adherence to the Policy or any observed unethical behaviour is to be brought to the attention of the Head of Management Assurance System. During the year, the concerns reported under this mechanism have been scrutinised and appropriate actions taken. It is also confirmed that no personnel has been denied access to the Audit Committee.
General body meetings
Date, time and venue for the last three Annual General Meetings (AGM) and Extraordinary General Meetings (EGM) are given in Table 7 below.

Sterlite Industries (India) Limited Annual Report 2010     59
Corporate Governance
Table 7: Details of last three Annual General Meetings and Extraordinary General Meetings

Financial year	Meeting	Date	Time	Venue	Special Resolutions Passed
2006-07	AGM	28 Sep 2007	11.30 A.M.	Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Bye-pass Road, T.V. Puram P.O. Tuticorin 628002, Tamil Nadu	None

2007-08	AGM	22 Aug 2008	12 noon	Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Bye-pass Road, T.V. Puram P.O. Tuticorin 628002, Tamil Nadu	None

2008-09	AGM	19 Sep 2009	2.00 P.M.	Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Bye-pass Road, T.V. Puram P.O. Tuticorin 628002, Tamil Nadu	Payment of Commission to the Non Executive Directors of the Company for a period of five years w.e.f. 1 April 2009

2006-07	EGM	11 Dec 2006	11.30 A.M.	B 10/4, Waluj MIDC Industrial Area, Waluj District, Aurangabad — 431133, Maharashtra	(i) Alteration in Memorandum and Articles of Association (ii) Issue of Securities

2008-09	EGM	11 Jul 2009	12.45 P.M.	Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Bye-pass Road, T.V. Puram P.O. Tuticorin 628002, Tamil Nadu	(i) Issue of Securities to Qualified Institutional Buyers (QIB) under Qualified Institutions Placement (QIPs).

(ii) Raising of funds through issue of American Depository Receipts (ADRs)/Global Depository Receipts (GDRs)/Foreign Currency Convertible Bonds (FCCBs)/any other securities
Postal Ballot
No resolution was passed during the financial year through Postal Ballot.
Compliance with mandatory requirements
The company is fully compliant with the applicable mandatory requirements of Clause 49.
Compliance with non mandatory requirements
The details of compliance of the non-mandatory requirements are listed below.
Remuneration Committee
The Company has constituted a Remuneration Committee for the purpose of determining the executive remuneration. Details of the composition and function of the Remuneration Committee are given in the section ‘Committees of the Board’.
Whistle Blower Policy
Details of Whistle Blower Policy adopted by the Company are given in the “Disclosures” section of this report.
Audit qualifications
During the current financial year, there are no audit qualifications in the financial statements. The company continues to adopt appropriate best practices in order to ensure unqualified financial statements.
Auditor’s Certificate on Corporate Governance
The company has obtained a Certificate from the Statutory Auditors regarding compliance of conditions of corporate governance, as mandated in Clause 49. The certificate is annexed to this report.

60     Sterlite Industries (India) Limited Annual Report 2010
Additional Shareholder Information
Annual General Meeting
Date:	11 June 2010

Time:	12.30 PM.

Venue:	SIPCOT Industrial Complex Madurai Bye pass Road. TV Puram P.O. Tuticorin 628 002, Tamil Nadu
Financial calendar for the Year 2010-11
The tentative financial calendar for the year ending 31 March 2011 is given below:
Board Meetings for considering the Quarterly results for the first three Quarters of the financial year ending 31 March 2011 -
Within 45 days from the end of each Quarter
Board Meeting for considering Audited Results for the last Quarter and for the financial year ending 31 March 2011 -
Within 60 days from the end of the financial year
Book closure
The books will be closed on 21 May 2010 as annual closure for dividend entitlement which will be paid after approval by the Shareholders at the ensuing Annual General Meeting scheduled on 11 June 2010.
Dividend date
The Board has recommended a dividend of Rs.3.75 per share of Rs.2/- each fully paid up i.e. 187.5% for the year ended 31 March 2010, which would be paid to those Shareholders whose name appear in the Register of Members on 21 May 2010 when approved, by the Shareholders at the ensuing Annual General Meeting scheduled on 11 June 2010.
Listing
Equity shares of Sterlite Industries (India) Ltd are listed on the Bombay Stock Exchange Limited (BSE), Mumbai and National Stock Exchange of India Limited (NSE), Mumbai. The Company’s American Depository Receipts (ADR) are listed on the New York Stock Exchange (NYSE), US.
Stock codes
—	BSE: 500900

—	NSE: STER/EQ

—	NYSE: SLT (for ADS)
The ISIN number (or demat number) for Equity Shares of the Company on both the NDSL and CDSL is INE268A01031.
The Company’s ADS carry CUSIP number is 859737207.
All listing and custodial fees to the Stock Exchange and depositories have been paid to the respective institutions.

Sterlite Industries (India) Limited Annual Report 2010     61
Corporate Governance
Stock data
Table 8 below gives the monthly high and low prices and volumes of Sterlite Industries (India) Ltd’s equity shares at BSE, NSE and ADRs on NYSE for the year 2009-10.
Table 8: High and Low Prices, and Trading Volumes at BSE, NSE and NYSE

	Bombay Stock Exchange (BSE)			National Stock Exchange (NSE)			NYSE
Month	High (Rs.)	Low (Rs.)	Volume (Nos.)	High (Rs.)	Low (Rs.)	Volume (Nos.)	High (US$)	Low (US$)	Volume (Nos.)
Apr 2009	434.00	345.60	16,672,997	431.40	346.55	68,452,898	8.72	6.70	1,331,500
May 2009	635.00	417.25	21,175,766	636.30	420.00	81,981,882	13.27	8.35	1,824,800
Jun 2009	738.90	556.00	15,813,701	740.00	555.00	72,009,912	14.93	11.35	1,340,300
Jul 2009	665.00	536.30	26,916,375	664.80	532.50	123,114,299	13.50	10.52	4,841,800
Aug 2009	707.00	547.40	19,117,191	710.00	600.05	71,902,638	14.34	12.20	2,058,400
Sep 2009	789.90	627.40	13,134,147	789.65	626.85	66,576,436	16.22	12.56	1,542,600
Oct 2009	879.70	730.10	10,812,814	873.90	727.20	53,084,067	18.78	15.16	3,602,600
Nov 2009	884.70	711.25	9,019,068	893.35	710.00	43,496,673	19.38	15.23	1,454,100
Dec 2009	902.20	798.00	6,806,265	904.00	795.30	33,746,130	19.52	16.90	1,189,300
Jan 2010	928.00	730.20	7,712,993	928.90	731.05	37,733,291	20.10	15.82	1,687,800
Feb 2010	794.00	715.35	7,836,153	794.90	717.15	39,347,994	17.60	15.13	1,533,600
Mar 2010	855.80	791.00	6,987,901	856.75	791.05	35,605,885	18.89	17.15	1,449,100
Stock performance
Chart ‘A’ plots the movement of Sterlite’s shares adjusted closing prices compared to the BSE Sensex and NSE NIFTY.

Note:	Share price of Sterlite Industries and BSE SENSEX have been indexed to 100 on 01 April 2010

Note:	Share price of Sterlite Industries and NSE NIFTY have been indexed to 100 on 01 April 2010

62     Sterlite Industries (India) Limited Annual Report 2010
Additional Shareholder Information continued
Share Transfer Agents and Share Transfer and Demat system
Sterlite executes share transfers through its share transfer agents, whose details are given below:
Karvy Computershare Private Limited
Plot no. 17-24, Vittal Rao Nagar
Madhapur, Hyderabad — 500 081
Andhra Pradesh, India
Tel: 040 - 2342 0815 - 28
Fax: 040 2342 0814/2342 0859
Email: mailmanager@karvy.com, einward.ris@karvy.com
www.karvycomputershare.com
In compliance with the SEBI circular dated 27 December 2002, requiring share registry in terms of both physical and electronic mode to be maintained at a single point, Sterlite has established direct connections with National Securities Depositories Limited (NSDL) and Central Depository Services (India) Limited (CDSL), the two depositories, through its share transfer agent.
Shares received in physical form are processed and the share certificates are returned within stipulated time from the date of receipt, subject to the documents being complete and valid in all respects. The Company has, as per SEBI guidelines, offered the facility for dematerialised trading.
The company’s equity shares are under compulsory dematerialised trading. Shares held in the dematerialised form are electronically traded in the Depository. The Registrar and the Share Transfer Agent of the Company periodically receives data regarding the beneficiary holdings, so as to enable them to update their records and send all corporate communications, dividend warrants, etc.
As on 31 March 2010, dematerialised shares accounted for 52.68 percent of total equity.
In the year June 2007, the Company issued 150,000,000 and in July 2009, the Company issued 131,906,011 American Depository shares (ADS) to the Custodians in US (Citibank N.A), who in turn has issued American Depository Receipts (ADR) which are listed and traded in the New York Stock Exchange (NYSE). 12,49,92,080 ADRs were outstanding as on 31 March 2010. Each ADR represents one equity share of face value Rs.2 each fully paid up. As on 31 March 2010, there were 12 registered holders of the ADS which is the custodian.
Chart ‘B’ plots the movement of Sterlite’s ADRS in NYSE and NASDAQ

Sterlite Industries (India) Limited Annual Report 2010     63
Corporate Governance
Chart ‘C’ plots the comparison of Sterlite’s ADR performance with S&P 500, NASDAQ and DOW
Table 9 gives details about the number and nature of complaints.
Table 9: Number and nature of complaints for the year 2009-10

1.	Number of complaints received during the year from the investors	33

2.	Number of complaints resolved during the year	32

3.	Complaints Pending as at 31 March 2010	1

4.	Number of cases of share Transfers pending for approval as at 31 March 2010	Nil
Shareholding pattern
Tables 10 and 11 give the pattern of shareholding by ownership and share class respectively.
Table 10: Pattern of shareholding by ownership as on 31 March 2010

	No. of
	Equity Shares
	(Face value of
	shareholding	Shares held
	Rs. 2/- each)	(%)
Promoters holding
Promoters
Indian Promoters	2,58,71,165	3.08
Foreign Promoters	41,17,51,529	48.99

Banks, Financial Institutions, Insurance Companies (Central/State Govt Institutions/Non-government, Institutions)	3,53,54,378	4.21
Foreign Institutional Investors (FIIs)	11,99,83,247	14.29
Foreign Direct Investment (FDI)	0	0
Mutual Funds (including UTI)	3,15,21,449	3.75
Private Corporate Bodies	4,23,58,015	5.04
Indian Public	2,64,62,373	3.15
NRIs/OCBs	9,58,559	0.11
Shares held by custodians against which Depository Receipts have been issued	12,49,92,080	14.87

Clearing Member	9,45,421	0.11
Trusts	1,78,31,214	2.12
Foreign Bodies — DR	23,70,992	0.28

Grand Total	84,04,00,422	100.00

64     Sterlite Industries (India) Limited Annual Report 2010
Additional Shareholder Information continued
Table 11: Pattern of shareholding by share class as on 31 March 2010

	Number of	Number of	Shareholding
Shareholding class	shareholders	shares held	%
Up to 5,000	1,00,901	1,79,64,641	2.14
5,001 to 10,000	431	3,124,249	0.37
10,001 to 15,000	150	1,846,612	0.22
15,001 to 20,000	68	1,191,109	0.14
20,001 to 25,000	57	13,02,205	0.15
25,001 to 50,000	144	53,44,709	0.64
50,001 to 100,000	116	83,00,971	0.99
100,001 and above	348	67,63,33,846	80.48
Equity shares underlying ADSs	1	12,49,92,080	14.87

Total	1,02,216	84,04,00,422	100.00

Details of public funding obtained in the last three years and outstanding warrants/ADSs and their implications on Equity Share Capital
Table 12: Details of public funding obtained during the last three years and its implication on paid up Equity Share Capital

Financial Year	Amt. raised through Public Funding	Effect on paid up Equity Share Capital
2007-08	Issue of 15,00,00,000 ADSs, each representing one equity share of face value Rs.2 each	The number of paid up equity shares of the Company increased from 55,84,94,411 shares of Rs.2 each to 70,84,94,411 shares of Rs.2 each*
2008-09	NIL	NIL
2009-10	Issue of 13,19,06,011 ADSs, each representing one equity shares of face value Rs.2 each	The number of paid up equity shares of the Company increased from 70,84,94,411 shares of Rs.2 each to 84,04,00,422 shares of Rs.2 each*
2009-10	Issue of Foreign Currency Convertible Notes to the tune of US$500 Million with a maturity of 5 years and conversion price of US$23.33 per ADS. The conversion rate is 42.868 per US$1000 principal amount outstanding on FCCNs	Assuming full conversion of FCCNs the number of ADS that arise would be 2,14,31,633.

*	The outstanding ADS as on 31 March 2010 is 12,49,92,080
Plant locations

Division	Location
Copper Anodes (Smelter), Refinery, Continuous Cast Copper Rods and Captive Power Plant	Tuticorin (Tamil Nadu)
Copper Cathodes (Refinery) and Continuous Cast Copper Rods	Chinchpada (Silvassa, UT of D&H)
Continuous Cast Copper Rods	Piparia (Silvassa, UT of D&H)
Continuous Cast Copper Rods	Lonavala (Maharashtra)
Aluminium Alloy Sheets & Foils	Sanaswadi, Dist. Pune (Maharashtra)
Investor correspondence address
For shares held in physical form
Karvy Computershare Private Limited
Plot No. 17-24, Vittal Rao Nagar
Cyberabad, Madhapur, Hyderabad 500081
Tel: +91-40-2342 0818
Fax: +92-40-4465 5000
Contact Person: Mr. K. S. Reddy
Email: einward.ris@karvy.com
For Shares held in dematerialised form
To the Depository Participant

Sterlite Industries (India) Limited Annual Report 2010     65
Corporate Governance
Compliance Officer for Investor Redressal
Mr. Rajiv Choubey
Company Secretary
Sterlite Industries (India) Ltd
SIPCOT Industrial Complex
Madurai Bye-pass Road, TV Puram PO
Tuticorin 628 002, Tamil Nadu, INDIA
Tel No. +91-461-661 2591
Fax: +91-461-234 0203
Email: comp.sect@vedanta.co.in
Transfer of unclaimed dividend to Investor Education and Protection Fund (IEPF)
The Notes to the Notice details the due dates on which unclaimed dividends lying in the unpaid dividend accounts of the Company would be credited to the IEPF. Investors are requested to claim their unclaimed dividends before these due dates.
Pursuant to Section 205C of the Companies Act, 1956 and the IEPF (Awareness and Protection of Investors) Rules, 2001, a sum of Rs.9,89,145/- being the unclaimed dividend for the year 2001-2002 and a sum of Rs.11,53,035 being the unclaimed redemption and interest on 10% Non-Convertible Debentures has been credited to the IEPF.
For and on behalf of the Board of Directors
Anil Agarwal
Chairman
Place: Mumbai
Date: 26 April 2010

66     Sterlite Industries (India) Limited Annual Report 2010
Certification by the Chief Executive Officer and the Chief Financial Officer of the company
We, Kishore Kumar, Chief Executive Officer and Vinod Bhandawat, Chief Financial Officer of Sterlite Industries (India) Ltd, to the best of our knowledge and belief, certify that:
1.	We have reviewed the balance sheet and profit and loss account, Cash Flow Statement and all its schedules etc., and confirm that:
a.	Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact or contain statements that might be misleading.

b.	Based on our knowledge and information, these statements, present in all material respects, a true and fair view of, the company’s affairs and are in compliance with the existing accounting standards and/or applicable laws and regulations.
2.	To the best of our knowledge and belief, no transactions entered into by the company during the period are fraudulent, illegal or violative of the company’s code of conduct.

3.	We are responsible for establishing and maintaining internal controls for financial reporting and we have evaluated the effectiveness of the internal control systems of the company, and we have:
a.	designed such controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles;

c.	evaluated the effectiveness of the company’s disclosure, controls and procedures; and
4.	We confirm that:
a.	There are no deficiencies in the design or operation of internal controls, which could materially adversely affect the company’s ability to record, process, summarise and report financial data;

b.	There are no significant changes in internal controls during the period;

c.	All significant changes in accounting policies during the year have been disclosed in the notes to the financial statements; and

d.	There are no instances of significant fraud of which we are aware, that involves management or other employees who have a significant role in the company’s internal controls system.
5.	We affirm that we have not denied any personnel, access to the Audit Committee of the company (in respect of matters involving alleged misconduct) and we have provided protection to ‘whistle blowers’ from unfair termination and other unfair or prejudicial employment practices.

Kishore Kumar	Vinod Bhandawat
Chief Executive Officer	Chief Financial Officer

Place: Mumbai
Date: 26 April 2010

Sterlite Industries (India) Limited Annual Report 2010     67
Corporate Governance
Certification on Code of Conduct and Ethics by Chief Executive Officer of the Company
I, Kishore Kumar, Chief Executive Officer of Sterlite Industries (India) Ltd, hereby declare that:
The Company has obtained from all the members of the Board and Senior Management, affirmation that they have complied with the Code of Business Conduct and Ethics for Directors and Senior Management in respect of the financial year 2009-10.
Kishore Kumar
Chief Executive Officer
Place: Mumbai
Date: 26 April 2010
Certificate on Corporate Governance
To
The Members of Sterlite Industries (India) Limited
1.	We have examined the compliance of conditions of Corporate Governance by Sterlite Industries (India) Limited (the “Company”), for the financial year ended 31 March 2010, as stipulated in clause 49 of the Listing Agreement of said Company with the stock exchanges.

2.	The compliance of conditions of Corporate Governance is responsibility of the management. Our examination was limited to the review of the procedures and implementations thereof, adopted by the company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor expression of opinion on the financial statement of the Company.

3.	In our opinion and to the best of our information and according to the explanations given to us and based on the representations made by the directors and the management, we certify that the Company has complied in all material respect with the conditions of Corporate Governance as stipulated in clause 49 of the Listing Agreement.

4.	We state that such compliance is neither an assurance as to future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Chaturvedi & Shah	For Deloitte Haskins & Sells
Chartered Accountants	Chartered Accountants
(Registration No: 101720W)	(Registration No: 117366W)

R. Koria	Shyamak R. Tata
Partner	Partner
Membership No. 35629	Membership No. 38320

Place: Mumbai
Date: 26 April 2010

68     Sterlite Industries (India) Limited Annual Report 2010
Auditors’ Report
TO,
THE MEMBERS OF STERLITE INDUSTRIES (INDIA) LIMITED
1.	We have audited the attached Balance Sheet of ‘STERLITE INDUSTRIES (INDIA) LIMITED’ (“the Company”), as at 31 March 2010, the Profit and Loss Account and also the Cash Flow Statement of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	As required by the Companies (Auditor’s Report) Order, 2003, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act 1956, we enclose in the Annexure a statement on the matters specified in the paragraphs 4 and 5 of the said order.

4.	Further to our comments in the Annexure referred to in paragraph 3 above, we report that:
a)	We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

b)	In our opinion, proper books of account, as required by law, have been kept by the Company so far as appears from our examination of those books;

c)	The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

d)	In our opinion, the Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956. Additionally, the Company has chosen to early adopt Accounting Standard 30, “Financial Instruments: Recognition and Measurement” and limited revisions arising out from the Announcement of the Institute of Chartered Accountants of India on 29 March 2008 as stated in Note 6 of Schedule 21;

e)	On the basis of the written representations received from the directors as on 31 March 2010 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31 March 2010 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956;

f)	In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2010;

(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For CHATURVEDI & SHAH	For DELOITTE HASKINS & SELLS
Chartered Accountants	Chartered Accountants
(Registration No: 101720W)	(Registration No: 117366W)

R. Koria	Shyamak R. Tata
Partner	Partner
Membership No. 35629	Membership No. 38320

MUMBAI, 26 APRIL, 2010

Sterlite Industries (India) Limited Annual Report 2010     69
Financial Statements
Annexure to the Auditors’ Report
(Referred to in paragraph 3 of our report of even date)
(i)	In respect of its fixed assets:
(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b)	The Company has a programme of physical verification of its fixed assets in a three year period which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. In accordance with such programme, the fixed assets were not due for verification by the Management during the year.

(c)	In our opinion and according to the information and explanations given to us, the Company has not made any substantial disposal of fixed assets during the year and going concern status of the Company is not affected.
(ii)	In respect of its inventories:
(a)	As explained to us, inventory has been physically verified during the year by the management at reasonable intervals.

(b)	In our opinion and according to the information and explanation given to us, the procedures of physical verification of inventories followed by the management is reasonable and adequate in relation to the size of the Company and the nature of its business.

(c)	In our opinion, and according to the information and explanations given to us, the Company has maintained proper records of its inventories and no material discrepancies were noticed on physical verification.
(iii)	In respect of loans, secured or unsecured, granted by the Company to companies, firms or other parties covered in the Register maintained under Section 301 of the Companies Act,1956, according to the information and explanations given to us:
(a)	The Company has granted loans to three parties during the year. At the year-end, the outstanding balances of such loans aggregated Rs.11,591.08 Crore and the maximum amount involved during the year was Rs.11,591.08 Crore.

(b)	In our opinion, the rate of interest and other terms and conditions of such loans are, prima facie not prejudicial to the interests of the Company.

(c)	The loans given were not due for repayment at year end. In respect of payment of interest, these parties have been generally regular in payment. In respect of one of these parties, interest amounting to Rs.59.57 Crore was due and outstanding at year end.

(d)	The loans given were not due for repayment, therefore the question of overdue principal amount does not arise. There was no overdue interest at the year end except from one party amounting to Rs.59.57 Crore and the said amount has since been recovered.

(e)	The Company has not taken any loans, secured or unsecured from companies, firms and other parties covered in the Register maintained under Section 301 of the Companies Act, 1956, hence requirement of clauses 4 (iii)(f) and (g) of the Companies (Auditor’s Report) Order, 2003 are not applicable.
(iv)	In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchases of inventory and fixed assets and for the sale of goods and services. During the course of our audit, we have not observed any continuing failure to correct major weakness in such internal control system.

(v)	In respect of contracts or arrangements entered in the Register maintained in pursuance of Section 301 of the Companies Act, 1956, to the best of our knowledge and belief and according to the information and explanations given to us:
(a)	The particulars of contracts or arrangements referred to in Section 301 that needed to be entered in the Register maintained under the said Section have been so entered.

(b)	Where each of such transaction is in excess of Rs.5 Lakh in respect of any party, the transactions have been made at prices which appear reasonable as per information available with the Company.
(vi)	In our opinion and according to the information and explanations given to us, the Company has not accepted any deposit from the public and hence directives issued by the Reserve Bank of India and the provisions of section 58A and 58AA of the Companies Act, 1956 and rules framed there under are not applicable for the year under audit.

(vii)	In our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.

(viii)	We are informed by the management that Central Government has prescribed the maintenance of Cost Records under section 209 (1) (d) of the Companies Act, 1956, in respect of manufacturing of copper and sulphuric acid. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion that, prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the records with a view to determine whether they are accurate.

(ix)	According to the information and explanations given to us, and the records of the Company examined by us:
(a)	The Company has generally been regular in depositing with appropriate authorities undisputed statutory dues, including Provident Fund, Investor Education and Protection Fund, Employees’ State Insurance, Income-tax, Sales-tax, Wealth tax, Service Tax, Custom Duty, Excise Duty and any other material statutory dues applicable to it. Further, since the Central Government has till date not

70     Sterlite Industries (India) Limited Annual Report 2010
Annexure to Auditors’ continued
prescribed the amount of cess payable under section 441A of the Companies Act, 1956, we are not in a position to comment upon the regularity or otherwise of the Company in depositing the same.

(b)	There were no undisputed amounts payable in respect of Income-tax, Sales Tax, Wealth Tax, Custom Duty, Excise Duty and other material statutory dues in arrears as at 31 March 2010 for a period of more than six months from the date they became payable, except Rs.1.01 Crore in respect of Investor Education and Protection Fund, which is held in abeyance due to pending legal case.

(c)	Details of dues of Income-tax, Sales Tax, Wealth Tax, Service Tax, Custom Duty and Excise Duty which have not been deposited as on 31st March, 2010 on account of disputes are given below:

		Forum where	Period to	Amount
	Nature of	Dispute is	which amount	involved
Statute	Dues	pending	relates	(Rs. in Crore)

Income Tax Act, 1961	Income Tax	Income Tax Appellate Tribunal	1989-90 to 1998-1999	11.26
		Commissioner of Income Tax (Appeals)	2002-2003	0.20
		Commissioner of Income Tax (Appeals)	2000-2001	0.83
		Income Tax Appellate Tribunal	2003-2004	30.36
		Commissioner of Income Tax (Appeals)	2005-2006	16.65
Service Tax Under Finance Act, 1994	Service Tax	Custom Excise Service Tax Appellate Tribunal	2002-2003 to 2006-2007	15.73
		Commissioner Central Excise (Appeals)	2005-2006 to 2006-2007	0.05
		Custom Excise Service Tax Appellate Tribunal	2006-2007 to 2008-2009	2.79
Central Excise Act, 1944	Excise Duty	Custom Excise Service Tax Appellate Tribunal	1993-1994 to 2007-2008	38.23
		High Court	1995-1996 & 1996-1997	0.04
		Commissioner Central Excise (Appeals)	2001-2002 to 2008-2009	0.12
Tamilnadu General Sales Tax Act, 1959	Sales Tax	High Court	1997-1998 & 1998-1999	2.05
Central Sales Tax Act, 1956	Sales Tax	High Court	1996-1997 to 2000-2001	2.20
Tamilnadu VAT Act, 2007	Sales Tax	Deputy Commissioner of Commercial Tax (Appeals)	2006-2007	3.01
Tamilnadu Tax and Consumption or Sale of Electricity Act, 2003	Generation Tax	High Court	2003-2004 to 2008-2009	14.81
Customs Act, 1962	Custom Duty	Custom Excise Service Tax Appellate Tribunal	2004-2005	6.23
		Commissioner Customs (Appeals)	2005-2006	3.97

		Total		148.53

(x)	The Company does not have accumulated losses at the end of financial year. It has not incurred any cash losses during the financial year covered by the audit and in the immediately preceding financial year.

(xi)	In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

(xii)	According to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debenture and other securities.

(xiii)	In our opinion, the Company is not a chit fund, a nidhi or a mutual benefit fund/society. Therefore, the provisions of clause 4 (xiii) of the Companies (Auditor’s Report) Order 2003 are not applicable.

(xiv)	In our opinion and according to the information and explanations given to us, the Company is not a dealer or trader in shares, securities, debentures & other investments. The Company has maintained proper records of transactions and contracts in respect of shares, securities, debentures and other investments and timely entries have been made therein. All shares, securities, debentures and other investments have been held by the Company in its own name.

(xv)	According to the information and explanations given by the management, the Company has given guarantees for loans taken by others from banks and financial institutions as

Sterlite Industries (India) Limited Annual Report 2010     71
Financial Statements
mentioned in note 32 (g) of Schedule 21. The guarantees outstanding as at year end are for subsidiary companies and an associate company, which according to the information and explanations given to us, are prima facie not prejudicial to the interest of the Company.

(xvi)	According to the information and explanations given to us, no term loans are raised during the year by the Company therefore question of utilization for stated purpose does not arise.

(xvii)	On the basis of review of utilization of funds, which is based on overall examinations of the Balance Sheet of the Company as at 31 March 2010, related information as made available to us and as represented to us by the Management, we are of the opinion that funds raised on short-term basis have not prima facie been used during the year for long-term investment.

(xviii)	During the year the Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Companies Act, 1956.

(xix)	The Company has not issued any secured debentures during the year under audit.

(xx)	We have verified the end use of moneys raised by right issues of equity shares and American Depository Shares (ADS) represented by equity shares and the same has been disclosed in the note no. 20 and 2(i) & (iii) respectively, of schedule 21 to notes forming part of accounts.

(xxi)	According to the information and explanations given by the management, we report that no material fraud on or by the Company has been noticed or reported during the course of our audit.

For CHATURVEDI & SHAH	For DELOITTE HASKINS & SELLS
Chartered Accountants	Chartered Accountants
(Registration No.: 101720W)	(Registration No.: 117366W)

R. Koria	Shyamak R. Tata
Partner	Partner
Membership No. 35629	Membership No. 38320

MUMBAI, 26 APRIL 2010

72     Sterlite Industries (India) Limited Annual Report 2010
Balance Sheet
As at 31 March 2010

				As at	As at
				31 March 2010	31 March 2009
		Schedule		(Rs. in Crore)	(Rs. in Crore)

I.	Sources of Funds
1.	Shareholders’ Funds
	Share Capital	1	168.08		141.70
	Reserves & Surplus	2	22,100.00		13,898.14

				22,268.08	14,039.84
2.	Loan Funds
	Secured Loans	3	100.00		303.80
	Unsecured Loans	4	5,222.20		3,526.24

				5,322.20	3,830.04
3.	Deferred Tax Liability (Net)			363.81	333.65
	(Refer Note No 37 of Schedule 21)

Total				27,954.09	18,203.53

II.	Application of Funds
1.	Fixed Assets	5
	Gross Block		2,981.87		2,889.07
	Less: Depreciation and Impairment		1,421.05		1,275.41

	Net Block		1,560.82		1,613.66
	Capital Work-in-Progress		265.81		32.16

				1,826.63	1,645.82
2.	Investments	6		10,984.17	11,661.85
3.	Current Assets, Loans and Advances
	Inventories	7	1,994.04		1,406.90
	Sundry Debtors	8	385.11		526.89
	Cash and Bank Balances	9	2,284.91		1,737.84
	Other Current Assets	10	113.74		34.92
	Loans & Advances	11	12,136.32		2,837.70

			16,914.12		6,544.25

	Less: Current Liabilities & Provisions	12
	Current Liabilities		1,104.81		972.97
	Provisions		666.02		675.42

			1,770.83		1,648.39

	Net Current Assets			15,143.29	4,895.86

Total				27,954.09	18,203.53

Notes forming part of Accounts		21

Schedule 1 to 21 form integral part of accounts
As per our report of even date

For Chaturvedi & Shah	For Deloitte Haskins & Sells	For and on behalf of the Board of Directors
Chartered Accountants	Chartered Accountants

		Navin Agarwal	D.D. Jalan
		Executive Vice Chairman	Whole Time Director

R Koria	Shyamak R. Tata	Kishore Kumar	Vinod Bhandawat	Rajiv Choubey
Partner	Partner	Chief Executive Officer	Chief Financial Officer	Company Secretary

Place : Mumbai
Dated : 26 April 2010

Sterlite Industries (India) Limited Annual Report 2010     73
Financial Statements
Profit & Loss Account
For the year ended 31 March 2010

				Year ended	Year ended
				31 March 2010	31 March 2009
		Schedule		(Rs. in Crore)	(Rs. in Crore)

I.	Income
	Turnover		13,676.47		12,277.74
	Less: Excise Duty Recovered on Sales		562.19		711.75

	Net Turnover			13,114.28	11,565.99
	Other Income	13		1,119.26	809.93
	Variation in Stock	14		339.79	(316.54)

Total				14,573.33	12,059.38

II.	Expenditure
	Purchases of Traded Goods			93.22	75.70
	Manufacturing and other expenses	15		12,547.59	10,016.48
	Personnel	16		77.28	82.28
	Selling & Distribution	17		91.90	95.66
	Administration & General	18		134.93	135.32
	Interest & Finance charges	19		256.44	203.92

Total				13,201.36	10,609.36

	Profit before exceptional items, depreciation and tax			1,371.97	1,450.02
	Depreciation, Amortisation and impairment			150.64	166.18

	Profit before exceptional items and tax			1,221.33	1,283.84
	Exceptional Items	20		273.53	(55.31)

	Profit before tax			947.80	1,339.15
	Current year tax
	Provision for current tax [including wealth tax of Rs.0.15 Crore (Previous Year 0.15 Crore)]			110.90	176.55
	Provision for deferred tax expense/(Credit)			30.16	(28.69)
	Provision for fringe benefit tax (Net of recoveries Rs.4.76 Crore in Previous Year)			—	0.86
	MAT Credit Entitlement			(7.48)	—
	Income Tax Provision Related To Earlier Years Written Back			(17.28)	(46.00)

	Profit after tax			831.50	1,236.43
	Balance brought forward from previous Year			2,683.41	1,944.10

	Amount available for appropriation			3,514.91	3,180.53

	Appropriations
	Transfer to Debenture Redemption Reserve account			2.90	3.00
	General Reserve			500.00	204.00
	Dividend:
	Equity Shares			315.15	247.97
	Tax on Proposed Dividend			52.34	42.15
	Additional dividend for previous year (refer note no. 2 (ii) of Schedule 21)			46.17	—
	Tax on additional dividend for previous year (refer note no. 2 (ii) of Schedule 21)			7.37	—
	(Excess)/short Provision of Dividend of earlier year (Rs.NIL) [Previous year (Rs.23,580)]			—	—
	(Excess)/Short Provision for tax on Dividend of earlier year (Rs.NIL) [Previous year (Rs.4,007)]			—	—
	Balance carried to the Balance Sheet			2,590.98	2,683.41

Total				3,514.91	3,180.53

Earning (in Rs.) per share of Rs.2 each
— Basic				10.39	17.45
— Diluted				9.85	17.45
(Refer Note No 36 of Schedule 21)

Schedule 1 to 21 form integral part of accounts
As per our report of even date

For Chaturvedi & Shah	For Deloitte Haskins & Sells	For and on behalf of the Board of Directors
Chartered Accountants	Chartered Accountants

		Navin Agarwal	D.D. Jalan
		Executive Vice Chairman	Whole Time Director

R Koria	Shyamak R. Tata	Kishore Kumar	Vinod Bhandawat	Rajiv Choubey
Partner	Partner	Chief Executive Officer	Chief Financial Officer	Company Secretary

Place : Mumbai
Dated : 26 April 2010

74     Sterlite Industries (India) Limited Annual Report 2010
Cash Flow Statement

		Year ended		Year ended
		31 March 2010		31 March 2009
		(Rs. in Crore)		(Rs. in Crore)

A. Cash flow from Operating Activities
Net profit before tax		947.80		1,339.15
Adjusted for:
— Exceptional Items	—		(55.31)
— Depreciation, Amortisation and impairment	150.64		166.18
— Dividend Income	(296.84)		(478.51)
— Interest Income	(596.17)		(176.27)
— Interest & Finance Charges	256.44		203.92
— Unclaimed Liabilities written back	(3.99)		(4.84)
— (Profit) on Sale of Current Investment (Net)	(85.75)		(26.92)
— Loss on Sale/Discarding of Assets (Net)	0.47		0.57
— Bad Debts and advances Written Off	20.74		—
— Unrealised exchange Loss/(Gain) (Net)	(33.72)		104.59
— Gain on Mark to market of Current Investments	(20.54)		(31.61)
— Gain on Fair Valuation of deferred sales tax liabilities	(6.37)		(12.54)
— Gain on fair valuation of embedded derivatives	(58.66)		—
		(673.75)		(310.74)

Operating profit before working capital changes		274.05		1,028.41
Adjusted for:
— Trade and other receivables	297.24		112.78
— Inventories	(587.14)		899.09
— Trade payables	49.08		79.95
		(240.82)		1,091.82

Cash generation from operations		33.23		2,120.23
Direct taxes paid/Refund received		(161.28)		(143.99)

Net cash flow (used in)/from Operating Activities		(128.05)		1,976.24

B. Cash flow used in Investing Activities
Purchase of Fixed Assets & Capital Work in Progress		(329.78)		(104.64)
Sale of Fixed Assets		3.40		1.71
Purchase of Current Investments		(100,106.56)		(67,784.39)
Sale of Current Investments		100,830.07		68,540.61
Redemption/(Investment) of debentures & Equity Shares in subsidiaries (refer note 4)		109.74		68.57
Movement of loans (refer note 4)		(8,966.45)		(160.97)
Payment towards Share application money in subsidiary (refer note 4)		(400.00)		(1,335.00)
Interest Received		457.78		143.43
Dividend Received on Investments		296.84		478.51
Fixed Deposits held for more than three months placed		(2,188.95)		(1,670.00)
Fixed Deposits held for more than three months matured		1,670.00		—

Net cash flow (used in) Investing Activities		(8,623.91)		(1,822.17)

Sterlite Industries (India) Limited Annual Report 2010     75
Financial Statements
Cash Flow Statement continued

	Year ended	Year ended
	31 March 2010	31 March 2009
	(Rs. in Crore)	(Rs. in Crore)

C. Cash flow from Financing Activities
Net Proceeds from issue of share capital including Security Premium	7,734.60	—
Share issue expenses (net)	(81.72)	—
Interest and finance charges paid	(225.64)	(170.51)
Payment made towards Corporate Guarantees	—	(107.98)
Proceeds from long term loans	2,330.79	26.00
Repayment of long term loans	(33.47)	(75.60)
Short term loans (Net)	(600.95)	496.40
Dividend paid	(343.53)	(331.52)

Net Cash flow from/(used in) from Financing Activities	8,780.08	(163.21)

Net Increase/(decrease) in cash and cash equivalent	28.12	(9.14)
Opening balance of cash and cash equivalent	67.84	76.98

Closing balance of cash and cash equivalent	95.96	67.84
Add: Fixed Deposits held for more than three months	2,188.95	1,670.00

Closing Cash and bank balance as per schedule 9	2,284.91	1,737.84

Notes:

1)	The above Cash Flow Statement has been prepared under the “Indirect Method” as set out in Accounting standard-3 “Cash Flow Statement”.

2)	Cash and cash equivalent Includes amount lying in Margin money Account amounting to Rs. 6.03 Crore (Previous year Rs. 5.89 Crore) and matured Dividend/Debenture/Debenture Interest Accounts amounting to Rs. 5.03 Crore (Previous year Rs. 5.04 Crore).

3)	The figures of previous year have been recast, rearranged and regrouped wherever considered necessary.

4)	During the year, the Company has been allotted equity shares of Sterlite Energy Limited amounting to Rs. 17.49 Crore out of the total Share Application Money of Rs. 1,735 Crore and the balance share application money of Rs. 1,717.50 Crore has been converted into loan. The same has not been considered for the purpose of cash flow.
As per our report of even date

For Chaturvedi & Shah	For Deloitte Haskins & Sells	For and on behalf of the Board of Directors
Chartered Accountants	Chartered Accountants

		Navin Agarwal	D.D. Jalan
		Executive Vice Chairman	Whole Time Director

R Koria	Shyamak R. Tata	Kishore Kumar	Vinod Bhandawat	Rajiv Choubey
Partner	Partner	Chief Executive Officer	Chief Financial Officer	Company Secretary
Place : Mumbai
Dated : 26 April 2010

76     Sterlite Industries (India) Limited Annual Report 2010
Schedules forming part of the Balance Sheet
Schedule 1
Share Capital:

	As at	As at
	31 March 2010	31 March 2009
	(Rs. in Crore)	(Rs. in Crore)

Authorised:
92,50,00,000 Equity Shares of Rs. 2 each.	185.00	185.00

	185.00	185.00

Issued, Subscribed & Paid up:
84,04,00,422 (Previous Year 70,84,94,411) Equity Shares of Rs. 2 each fully paid up	168.08	141.70
Less: Unpaid Allotment Money/Calls in Arrears (other than Directors) (Current Year Rs. 11,790) (Previous year Rs. 11,790)	—	—

Total	168.08	141.70

Notes:

1)	Of the above equity shares :

(a) 2,10,000 Equity Shares were allotted as fully paid up pursuant to a contract without payment being received in cash before buy back, extinguishment, subdivision and issue of bonus shares.

(b) 32,19,73,026 Equity Shares of Rs. 2 each were allotted as fully paid up Bonus Shares by way of capitalisation of General Reserve and Security Premium.

(c) 27,33,675 Equity Shares were allotted pursuant to scheme of Amalgamation without payment being received in cash before buy back, extinguishment, subdivision and issue of bonus shares.

(d) 40,99,400 Equity Shares were allotted as fully paid upon conversion of 50,000 Foreign Currency Convertible Bonds before subdivision and issue of bonus shares.

(e) 12,49,92,080 (Previous Year 7,56,78,479) American Depository Shares (ADS) share representing 12,49,92,080 (Previous Year 7,56,78,479) underlying equity shares.

2)	Refer Note Number 3 of Schedule 21 in respect of reduction of Issued, Subscribed and Paid up capital.

3)	Of the above equity shares, 45,31,23,492 (Previous year 40,69,61,874) equity shares (including ADS) are held by Company’s holding Company and 2,56,13,400 (previous year 2,63,17,719) by a fellow subsidiary of the Company.

Sterlite Industries (India) Limited Annual Report 2010     77
Financial Statements
Schedule 2
Reserves & Surplus:

		As at	As at
		31 March 2010	31 March 2009
		(Rs. in Crore)	(Rs. in Crore)

Capital Reserve:
As per last Balance Sheet		1.71	1.71

Preference Share Redemption Reserve:
As per last Balance Sheet		76.88	76.88

Debenture Redemption Reserve:
As per last Balance Sheet	17.60		14.60
Add:-Transferred from Profit & Loss Account	2.90		3.00

		20.50	17.60

Security Premium Account:
As per last Balance Sheet	10,634.63		10,634.63
Add: Received during the Year	7,708.22		—

	18,342.85		10,634.63
Less: Share Issue expenses	81.72		—

	18,261.13		10,634.63
Less: Unpaid Share Premium	0.03		0.03

		18,261.10	10,634.60

Hedging Reserve Account
As per Last Balance Sheet	(81.05)		(17.46)
Add: amount reversed on settlement of hedge contracts	81.05		17.46
Add/(Less): Transferred during the year	52.06		(81.05)

		52.06	(81.05)

General Reserve:
As per last Balance Sheet	564.17		360.17
Add: Transferred from Profit & Loss Account	500.00		204.00

		1,064.17	564.17

Investment Revaluation Reserve
As per last Balance Sheet	0.82		8.72
Add/(Less): Adjustment for the year on account of change in fair value of Available for Sale Investment	31.78		(7.90)

		32.60	0.82
Profit & Loss Account		2,590.98	2,683.41

Total		22,100.00	13,898.14

Schedule 3
Secured Loans:

	As at	As at
	31 March 2010	31 March 2009
	(Rs. in Crore)	(Rs. in Crore)

(A) Redeemable Non Convertible Debentures	100.00	100.00
(Refer note number 18 of Schedule 21)
(B) Working Capital Loans from Banks	—	203.80

Total	100.00	303.80

Notes:

1.	Debentures referred at (A) above are secured by a first charge on pari passu basis in favour of the Trustees for the Debentures on the immovable properties situated at Tuticorin in the State of Tamilnadu; Lonawala and Pune in the State of Maharashtra, Chinchpada in the Union Territory of Dadra and Nagar Haveli and Mouje Chatral of Kalol Taluka, District Gandhinagar, Gujarat.

2.	Working Capital Loans from Banks are secured by a first charge by way of hypothecation of Company’s present and future inventories and book debts. These loans are further secured by a second charge on all the immovable properties of the Company.

78     Sterlite Industries (India) Limited Annual Report 2010
Schedules forming part of the Balance Sheet continued
Schedule 4
Unsecured Loans:

	As at	As at
	31 March 2010	31 March 2009
	(Rs. in Crore)	(Rs. in Crore)

A. Deferred Sales Tax Liabilities	68.76	57.59
B. 4% Convertible Senior note of US$1,000 per note (Refer note number 21 of Schedule 21)	2,222.55	—
C. Loans from Banks
(i) Foreign Currency Loans	90.28	—
(ii) Rupee Loans	55.75	89.22
D. Buyer’s Credit from banks*	2,784.86	3,379.43

Total	5,222.20	3,526.24

*	Net of arrangement fees paid in advance.

Note:

1)	Amount due within one year Rs. 2,906.14 Crore (Previous Year Rs. 3,419.17 Crore).

2)	Loans above includes amount of commercial paper at the end of the year of Rs. NIL (Previous Year Rs. NIL). Maximum amount outstanding at any time during the year was Rs. 1,239.73 Crore (Previous year Rs. NIL).
Schedule 5
Fixed Assets:

									Net Block			(Rs. in Crore)
									Before
	Gross Block				Depreciation				Impairment	Impairment	Net Block
	As at	Additions/		As at	Upto	For the	Deductions/	Upto	As at	Upto	As at	As at
Nature of Fixed Assets	01.04.2009	Adjustments	Deductions	31.03.2010	31.03.2009	Year	Adjustments	31.03.2010	31.03.2010	31.03.2010	31.03.2010	31.03.2009

Tangible Fixed Assets
Land	40.43	28.24	—	68.67	2.87	0.31	—	3.18	65.49	—	65.49	37.56
Buildings	150.65	10.74	—	161.39	31.99	4.04	—	36.03	125.36	3.50	121.86	115.16
Buildings (Lease-Hold)	6.33	—	—	6.33	2.48	—	—	2.48	3.85	—	3.85	3.85
Plant & Machinery	2,578.27	52.45	7.19	2,623.53	1,110.57	138.58	4.47	1,244.68	1,378.85	81.15	1,297.70	1,386.55
Furniture & Fixtures	11.50	0.30	0.13	11.67	6.71	0.62	0.04	7.29	4.38	—	4.38	4.79
Data Processing Equipment	23.16	0.54	0.01	23.69	17.08	1.79	0.01	18.86	4.83	—	4.83	6.08
Office Equipment	7.15	0.73	0.09	7.79	2.84	0.35	0.01	3.18	4.61	—	4.61	4.31
Electrical Fittings	50.09	0.53	—	50.62	12.05	2.39	—	14.44	36.18	—	36.18	38.04
Vehicles	10.64	2.59	1.45	11.78	2.62	1.02	0.47	3.17	8.61	—	8.61	8.02
Intangible Assets:*
Computer software	3.56	5.55	—	9.11	0.34	1.16	—	1.50	7.61	—	7.61	3.22
Technical Know-how	7.29	—	—	7.29	1.21	0.38	—	1.59	5.70	—	5.70	6.08

TOTAL:	2,889.07	101.67	8.87	2,981.87	1,190.76	150.64	5.00	1,336.40	1,645.47	84.65	1,560.82	1,613.66

Previous Year	2,765.34	126.64	2.91	2,889.07	1,045.79	145.60	0.63	1,190.76	1,698.31	84.65	1,613.66
Capital Work-in Progress (Including Advances against Capital Expenditures)											265.81	32.16

*	Other than internally generated.

Notes:

1)	Land includes lease hold land of Rs. 64.61 Crore (Previous year Rs. 36.37 Crore).

2)	Buildings (free-hold) include (a) Cost of Shares of Rs. 750 in Co-op. housing society, (b) Cost of shares of Rs. 750 in Co-operative societies representing possession of office premises, (c) a residential flat in the joint names of the Company and one of its Directors.

3)	Plant and Machinery (Gross Block) include Rs. 3.73 Crore (previous year Rs. 3.73 Crore) and Rs. 1.68 Crore (previous year Rs. 1.68 Crore) being the amount spent for laying water pipe line and power line respectively, the ownership of which vests with the State Government Authorities.

4)	Capital Work in progress is net of provision for Impairment of Rs. 17.20 Crore (Previous year Rs. 17.20 Crore).

5)	Addition to Capital work in progress includes interest and finance charges amounting to Rs. 2.89 Crore (Previous Year Rs. NIL) capitalised on account of borrowing cost.

Sterlite Industries (India) Limited Annual Report 2010     79
Financial Statements
Schedule 6
Investments:

	As at 31 March 2010		As at 31 March 2009
		Value		Value
	Number	(Rs. in Crore)	Number	(Rs. in Crore)

Long Term Investments (Trade):
Subsidiary Companies
In Equity Shares
Unquoted Fully Paid-Up:
The Bharat Aluminium Co. Ltd of Rs.10 each	11,25,18,495	553.18	11,25,18,495	553.18
Monte Cello Corporation BV, Netherlands of Euro 453.78 each	40	204.23	40	204.23
Sterlite Infra Limited of Rs.10 each (Formerly known as Sterlite Paper Limited) (including 6 shares of Rs.10 each fully paid up, held jointly with nominees) (Net of Provision for diminution in value of investments of Rs.0.05 Crore, Previous year Rs.0.05 Crore)	50,000	—	50,000	—
Sterlite Energy Ltd of Rs.10 each (including 60 shares of Rs.10 each held jointly with nominees)	118,73,14,715	1,203.98	118,64,93,500	1,186.49
Sterlite Opportunities & Ventures Limited of Rs.10 each (including 6 shares of Rs.10 each held jointly with nominees)	25,50,000	51.05	25,50,000	51.05
Sterlite (USA) Inc. $.01 per share [Current Year Rs.42.77 (Previous Year Rs.42.77)]	100	—	100	—

Total (A)		2,012.44		1,994.95

In Debentures
Zero percent Optionally Fully convertible debentures of Sterlite Opportunities & Ventures Limited of Rs.10 each.	60,83,50,000	608.35	71,80,90,000	718.09

Total (B)		608.35		718.09

Associate companies:
Unquoted Fully Paid-Up:
In Equity Shares (Refer note number 14 of Schedule 21)
Vedanta Aluminium Limited of Rs.2 each (Previous Year Rs.10 each)
(Company under the same management) (including 90 shares of Rs.2 each held jointly with nominees)	25,21,20,127	563.04	1,73,59,490	563.04

Total (C)		563.04		563.04

Others (Available for Sale)
Quoted Fully Paid-Up:
In Equity Shares (Refer note number 15 of Schedule 21)
Sterlite Technologies Limited of Rs.2 (Previous Year Rs.5) each {Including 60 shares (Previous Year 12 shares) held jointly with nominees}	42,61,850	37.76	8,52,370	5.98

Total (D)		37.76		5.98

Long Term Investments (Other than trade)
Government & Other Securities — Unquoted
7 Years National Savings Certificates Current Year Rs.10,000, Previous Year Rs.10,000) (Deposited with sales tax authorities)		—		—

Current Investment
Quoted Fully Paid-Up: (Held for Trading)
Morgan Stanley Growth Fund of Rs.10 each	—	—	46,01,726	14.27

Total (E)		—		14.27

80     Sterlite Industries (India) Limited Annual Report 2010
Schedules forming part of the Balance Sheet continued
Schedule 6 continued
Investments continued
In Units
Unquoted Fully Paid Up: (Held for Trading)

	As at 31 March 2010		As at 31 March 2009
		Value		Value
	Number	(Rs. in Crore)	Number	(Rs. in Crore)

UTI Master gain of Rs.10 each (current year Rs.4,272 previous year Rs.2,647)	100	—	100	—
UTI FIIF — Series II — Qtly Interval Plan V — Institutional Growth Plan of Rs.10 each	147,341,198	148.43	—	—
DSP BlackRock FMP — 18 Months — Series 1 — IP — Growth Plan of Rs.10 each	—	—	1,50,00,000	17.10
ICICI Prudential FMP Series — 39 18 months Plan A — IP — Growth Plan of Rs.10 each	—	—	1,50,00,000	17.87
HDFC FMP 18 M — October — 2007 — Wholesale Plan — Growth Plan of Rs.10 each	—	—	2,00,00,000	22.53
DWS Fixed Term Fund — Series 41 — IP — Growth Plan of Rs.10 each	—	—	2,00,00,000	22.24
ICICI Prudential FMP Series 41 — 18M Plan — IP — Growth Plan of Rs.10 each	—	—	1,00,00,000	11.26
Birla Fixed Maturity Plan — Series AD — IP — Growth Plan of Rs.10 each	—	—	1,50,00,000	16.85
Birla Sun Life Cash Plus — Institutional Premium Plan — Growth Plan of Rs.10 each	101,863,422	150.02	—	—
ICICI Prudential FMP Series — 41 16 months Plan — IP — Growth Plan of Rs.10 each	—	—	1,50,00,000	16.91
Reliance FHF 13 — Series 2 — Growth Plan of Rs.10 each	50,000,000	51.54	—	—
ICICI Prudential Medium Term Plan — Prem Plus — Growth of Rs.10 each	149,811,447	151.49	—	—
Kotak FMP — 13 Months — Series 6 — Growth Plan of Rs.10 each	75,000,000	75.30	—	—
Canara Robeco Treasury Advantage Fund — Super IP — Growth of Rs.10 each	118,393,270	164.54	—	—
Kotak FMP — 370 Days — Series 1 — Growth plan of Rs.10 each	50,000,000	51.45	—	—
Birla Sun Life Short Term Opportunities Fund — IP — Growth of Rs.10 each	96,559,019	101.01	—	—
UTI Short Term Income Fund — IP — Growth Plan of Rs.10 each	143,539,388	151.71	—	—
IDFC Money Manager Fund — Investment Plan — Plan B — IP — Growth Plan of Rs.10 each	227,149,715	325.55	—	—
Reliance FHF 13 — Series 3 — Growth Plan of Rs.10 each	60,000,000	61.00	—	—
Reliance FHF 14 — Series 1 — Growth Plan of Rs.10 each	100,000,000	101.11	—	—
Kotak Liquid — Inst Premium Plan — Growth of Rs.10 each	26,795,140	50.01	—	—
ICICI Prudential Ultra Short Term Plan — Sup Prem — Growth of Rs.10 each	909,407,860	939.72	—	—
UTI Fixed Income Interval Fund — Quarterly Plan Series III — IP — Growth of Rs.10 each	41,085,569	50.29	—	—
IDFC Money Manager — Invest Plan — Plan B — Growth Plan of Rs.10 each	35,492,726	50.87	—	—
Reliance FHF 14 — Series 5 — Growth Plan of Rs.10 each	50,000,000	50.04	—	—
Religare FMP — Series II — Plan A (13 Months) — Growth Plan of Rs.10 each	125,000,000	125.38	—	—
Religare FMP — Series II — Plan B (15 Months) — Growth Plan of Rs.10 each	125,000,000	125.80	—	—
Religare FMP — Series II — Plan C (15 Months) — Growth Plan of Rs.10 each	150,000,000	150.29	—	—
Religare FMP — Series II — Plan F (13 Months) — Growth Plan of Rs.10 each	100,000,000	100.05	—	—
UTI — FMP — Nov 09 — YS — IP — Growth Plan of Rs.10 each	50,000,000	50.83	—	—
Birla Sun Life Floating Rate Fund — LTP — IP — Growth Plan of Rs.10 each	257,515,533	278.55	—	—
Birla FTP — INSTL — Series AE — Growth Plan of Rs.10 each	—	—	1,50,00,000	16.77
UTI Fixed Income Interval Fund — Monthly Interval Plan II — IP — Growth Plan of Rs.10 each	99,983,003	100.30	—	—
TATA FIXED HORIZON FUND SERIES 13E of Rs.10 each	—	—	1,50,00,000	16.90
Kotak Quarterly Interval Plan — Series VI — Growth Plan of Rs.10 each	174,280,086	201.26	—	—
Kotak Quarterly Interval Plan — Series VII — Growth Plan of Rs.10 each	91,828,419	100.29	—	—
Reliance Liquid Fund — TP — IP — Growth Plan of Rs.10 each	22,269,136	50.01	—	—
UTI Treasury Advantage Fund — IP Growth Plan of Rs.10 each	—	—	62,81,603	739.47
Reliance FHF 12 — Series 4 — Super IP — Growth of Rs.10 each	150,100,000	162.03	15,01,00,000	150.16
HDFC Cash Mgmt Fund — Treasury Advantage — WP — Growth Plan of Rs.10 each	—	—	15,95,35,544	306.54
HDFC F R I F — STF — WS — Growth Plan of Rs.10 each	80,419,561	126.14	23,97,22,965	357.74
Birla Sun Life Savings Fund — IP — Growth Plan of Rs.10 each	—	—	64,71,42,503	1,076.44
IDFC Money Manager — Treasury Plan — Plan C — Growth Plan of Rs.10 each	—	—	20,02,23,001	208.15
Reliance Medium Term Fund — Growth Plan of Rs.10 each	330,770,929	631.18	56,66,55,700	1,029.56
ICICI Prudential FMP — S 47 — 1 Year — Plan B — IP — Growth Plan of Rs.10 each	—	—	10,00,00,000	106.56
Birla Sun Life FTP — Series BD — IP — Growth Plan of Rs.10 each	—	—	10,00,00,000	106.99
Reliance FHF 10 — Series 2 — Supper IP- Growth Plan of Rs.10 each	—	—	15,00,00,000	160.13
UTI Fixed Income Interval Fund — Monthly Plan I — IP — Dividend Plan of Rs.10 each	—	—	10,00,00,000	100.12
ICICI Prudential Flexible Income Plan — Premium — Growth Plan of Rs.10 each	6,409,389	109.77	66,76,94,527	1,088.15
Kotak Quarterly Interval Plan — Series II — Dividend Plan of Rs.10 each	—	—	70,003,814	70.09
HDFC Liquid Fund — Premium Plan — Growth Plan of Rs.10 each	—	—	2,61,01,512	46.01
DWS Ultra Short-Term Fund — IP — Growth Plan of Rs.10 each	—	—	16,00,07,057	164.98
Kotak Floater — LT — Growth Plan of Rs.10 each	105,006,943	153.44	4,34,71,392	60.41

Sterlite Industries (India) Limited Annual Report 2010     81
Financial Statements
Schedule 6 continued
Investments continued
Unquoted Fully Paid Up: continued

	As at 31 March 2010		As at 31 March 2009
		Value		Value
	Number	(Rs. in Crore)	Number	(Rs. in Crore)

Tata Floater Fund — Growth Plan of Rs.10 each	36,565,313.67	50.22	12,62,94,044	165.12
Birla Sun Life Medium Term Plan — IP — Qtrly Dividend Plan of Rs.10 each	—	—	20,00,00,000	200.23
ICICI Prudential Interval Fund IV — Quarterly Interval — Plan B — IP — Div Plan of Rs.10 each	—	—	51,007,500	51.08
Birla Sun Life Interval Income Fund Quarterly Plan — Series II — IP — Growth Plan of Rs.10 each	86,167,362	100.66	—	—
Birla Sun Life Interval Income Fund Quarterly Plan — Series I — IP — Growth Plan of Rs.10 each	5,00,00,000	50.29	—	—
Reliance Interval Fund — Monthly Series II — IP — Growth Plan of Rs.10 each	12,07,87,535	150.05	—	—
Reliance Interval Fund — Monthly Series I — IP — Growth Plan of Rs.10 each	10,06,66,088	125.33	—	—

Total (F)		5,615.95		6,346.36

In Certificate of Deposits (Held for Trading)
13042010 ICICI Bank Ltd — CD13AP10 of Rs.1,00,000 each	15,000	149.73	—	—
State Bank Of Mysore CD 06AG10 of Rs.1,00,000 each	15,000	147.53	—	—
State Bank Of Bikaner And Jaipur CD 23JL10 of Rs.1,00,000 each	2,500	24.64	—	—
Bank Of Baroda CD 04OT10 of Rs.1,00,000 each	1,000	9.73	—	—

Total (G)		331.63		—

In Associate (Company under the same management):
In Debenture: (At cost)
8% Taxable Redeemable Secured Non Convertible Debenture of Vedanta Aluminium Limited of Rs.10,00,000 each	10,000	1,000.00	—	—
9.75% Taxable Redeemable Secured Non Convertible Debenture of Vedanta Aluminium Limited of Rs.10,00,000 each	8,150	815.00	6,850	685.00
Zero percent Optionally Convertible Debentures of Vedanta Aluminium Limited of Rs.10 each	—	—	1,334,159,800	1,334.16

Total (H)		1,815.00		2,019.16

Grand Total (A+B+C+D+E+F+G+H)		10,984.17		11,661.85

	As on 31 March 2010		As at 31 March 2009
	(Rs. in Crore)		(Rs. in Crore)
Notes:	Book Value	Market Value	Book Value	Market Value

a) Aggregate value of:
Quoted Investments	37.76	37.76	20.25	20.25
Unquoted Investments	10,946.41	—	11,641.60	—

b)	Refer note number 1 (h) of Schedule 21 for mode of valuation adopted.

c)	The following Current Investments were purchased and Sold/redeemed during the year

Name of Mutual Fund scheme	Number of Units	Face Value (Rs.)	Rs. in Crore

Birla Sun Life Cash Plus — Institutional Premium Plan — Daily Div	3,704,726,306	10	3,711.95
Birla Sun Life Cash Plus — Institutional Premium Plan — Growth	556,819,541	10	816.70
Birla Sun Life Floating Rate Fund — LTP — IP — Growth	257,516,442	10	278.44
Birla Sun Life Floating Rate Fund — LTP — IP — Wkly Dividend	277,363,285	10	278.50
Birla Sun Life Interval Income Fund Quarterly Plan — Series I — IP — Dividend	50,000,000	10	50.00
Birla Sun Life Interval Income Fund Quarterly Plan — Series II — IP — Dividend	100,000,000	10	100.00
Birla Sun Life Medium Term Plan — IP — Qtrly Dividend	3,933,961	10	3.93
Birla Sun Life Savings Fund — IP — Dly Dividend	3,758,985,393	10	3,761.54
Birla Sun Life Savings Fund — IP — Growth	515,461,510	10	894.36
Birla Sun Life Short Term Opportunities Fund — IP — Dividend	100,398,229	10	101.00
Birla Sun Life Short Term Opportunities Fund — IP — Growth	96,559,355	10	100.99
Birla Sun Life Short Term Opportunities Fund — IP — Wkly Dividend	100,290,847	10	100.29

82     Sterlite Industries (India) Limited Annual Report 2010
Schedules forming part of the Balance Sheet continued
Schedule 6 continued
Investments continued
Unquoted Fully Paid Up: continued

Name of Mutual Fund scheme	Number of Units	Face Value (Rs.)	Rs. in Crore

Canara Robeco Liquid — Super IP — Daily Dividend	357,563,002	10	359.03
Canara Robeco Liquid — Super IP — Growth	585,837,620	10	652.29
Canara Robeco Treasury Advantage Fund — Super IP — Daily Dividend	422,900,542	10	524.70
Canara Robeco Treasury Advantage Fund — Super IP — Growth	516,729,024	10	715.62
DWS Insta Cash Plus Fund — Super IP — Dly Dividend	614,934,321	10	616.78
DWS Ultra Short-Term Fund — IP — Dly Dividend	700,247,428	10	701.50
HDFC Cash Mgmt Fund — Savings Plan — Daily Div	2,124,742,320	10	2,259.96
HDFC Cash Mgmt Fund — Savings Plan — Growth	261,275,337	10	500.00
HDFC Cash Mgmt Fund — Treasury Advantage — WP — Dly Div	2,750,666,346	10	2,759.33
HDFC Cash Mgmt Fund — Treasury Advantage — WP — Growth	389,103,246	10	778.69
HDFC F R I F — STF — WP — Daily Dividend	2,530,745,332	10	2,551.22
HDFC F R I F — STF — WP — Growth	904,585,226	10	1,411.30
HDFC Liquid Fund — Premium Plan — Daily Div	2,813,761,923	10	3,449.62
ICICI Prudential Flexible Income Plan — Premium — Daily Dividend	263,849,823	100	2,789.82
ICICI Prudential Flexible Income Plan — Premium — Dly Dividend	4,662,000,819	10	4,929.37
ICICI Prudential Flexible Income Plan — Premium — Growth	141,255,058	100	2,405.62
ICICI Prudential Interval Fund IV — Quarterly Interval — Plan B — IP — Div	799,288	10	0.80
ICICI Prudential Liquid — Super IP — Daily Div	4,579,195,452	10	3,437.10
ICICI Prudential Liquid — Super IP — Daily Div	126,972,762	100	1,270.01
ICICI Prudential Liquid — Super IP — Growth	79,835,019	100	1,081.25
ICICI Prudential Medium Term Plan — Prem Plus — Growth	149,811,238	10	151.44
ICICI Prudential Medium Term Plan — Prem Plus — Mthly Dividend	151,134,381	10	151.44
ICICI Prudential Ultra Short Term Plan — Sup Prem — Dly Dividend	937,549,501	10	939.52
ICICI Prudential Ultra Short Term Plan — Sup Prem — Growth	964,653,765	10	996.39
IDFC Cash Fund — Plan C — Super I P — Daily Div	2,041,750,203	10	2,042.26
IDFC Cash Fund — Plan C — Super I P — Growth	198,570,575	10	221.50
IDFC Money Manager — Invest Plan — Plan B — Dly Dividend	747,959,070	10	749.08
IDFC Money Manager — Invest Plan — Plan B — Growth	262,648,789	10	376.32
IDFC Money Manager — Treasury Plan — Plan C — Dly Dividend	1,946,568,246	10	1,946.86
IDFC Money Manager — Treasury Plan — Plan C — Growth	768,322,386	10	832.66
JM High Liquidity — Super I P — Daily Div	90,657,509	10	90.81
JM Money Manager Fund — Super Plus Plan — Daily Dividend	91,209,401	10	91.26
Kotak Flexi Debt Fund — IP — Daily Dividend	568,549,349	10	571.25
Kotak Floater — LT — Daily Dividend	2,896,148,399	10	2,919.26
Kotak Floater — LT — Growth	1,310,344,164	10	1,906.42
Kotak Liquid — Inst Premium Plan — Daily Dividend	2,190,059,668	10	2,678.03
Kotak Liquid — Inst Premium Plan — Growth	338,178,913	10	628.24
Kotak Quarterly Interval Plan — Series I — Dividend	70,696,435	10	70.70
Kotak Quarterly Interval Plan — Series II — Dividend	1,054,146	10	1.05
Kotak Quarterly Interval Plan — Series VI — Dividend	201,103,525	10	201.10
Kotak Quarterly Interval Plan — Series VIII — Dividend	99,999,227	10	100.27
Kotak Quarterly Interval Plan — Series VIII — Growth	91,829,894	10	100.27
PRINCIPAL Cash Mgmt Fund LO — Inst Prem. Plan — Daily Div	322,502,159	10	322.52
PRINCIPAL Cash Mgmt Fund LO — Inst Prem. Plan — Growth	28,610,847	10	40.70
PRINCIPAL Floating Rate Fund — FMP — IP — Daily Div	322,986,837	10	323.38
PRINCIPAL Floating Rate Fund — FMP — IP — Growth	154,561,130	10	223.38
Principal Ultra Short Term Fund — Reg — Growth	34,677,567	10	40.70
Reliance Interval Fund — Monthly Series I — IP — Dividend	124,963,206	10	125.28
Reliance Interval Fund — Monthly Series I — IP — Growth	100,665,196	10	125.28
Reliance Liquid Fund — TP — IP — Daily Div	1,232,424,823	10	1,884.03
Reliance Liquid Fund — TP — IP — Growth	96,742,467	10	216.97
Reliance Liquidity Fund — Dly Dividend	1,368,923,036	10	1,369.35
Reliance Liquidity Fund — Growth	452,080,178	10	623.00
Reliance Medium Term Fund — Daily Dividend	1,354,395,511	10	2,315.41
Reliance Medium Term Fund — Growth	816,429,771	10	1,555.97
Reliance Money Manager Fund — IP — Dly Dividend	31,199,207	1,000	3,123.47
Reliance Money Manager Fund — IP — Growth	18,776,869	1,000	2,336.83
Religare Liquid Fund — Super IP — Daily Dividend	1,544,112,516	10	1,545.10
Religare Liquid Fund — Super IP — Growth	637,141,720	10	801.61

Sterlite Industries (India) Limited Annual Report 2010     83
Financial Statements
Schedule 6 continued
Investments continued
Unquoted Fully Paid Up: continued

Name of Mutual Fund scheme	Number of Units	Face Value (Rs.)	Rs. in Crore

Religare Ultra Short Term Fund — IP — Daily Dividend	1,220,334,463	10	1,222.25
Religare Ultra Short Term Fund — IP — Growth	895,559,557	10	1,126.58
SBI Magnum Insta Cash — Daily Dividend	162,516,438	10	272.22
SBI Premier Liquid Fund — Super IP — Daily Dividend	73,467,036	10	73.71
SBI Premier Liquid Fund — Super IP — Growth	37,222,303	10	53.80
SBI SHDF — Ultra Short Term — IP — Dly Dividend	172,346,056	10	172.44
Tata Floater Fund — Daily Div	1,514,837,679	10	1,520.23
Tata Floater Fund — Growth	277,636,895	10	379.26
Tata Liquid Fund — SHIP — Dly Div.	12,594,477	1,000	1,403.68
Tata Liquid Fund — SHIP — Growth	1,361,896	1,000	230.20
UTI FIIF — Series 2 — Qtly Interval Plan V — Dividend	147,341,198	10	147.34
UTI Fixed Income Interval Fund — Monthly Plan I — IP — Dividend	581,282	10	0.58
UTI Fixed Income Interval Fund — Monthly Plan II — IP — Dividend	99,984,000	10	100.27
UTI Fixed Income Interval Fund — Monthly Plan II — IP — Growth	99,983,003	10	100.27
UTI Fixed Income Interval Fund — Quarterly Plan III — IP — Dividend	50,000,000	10	50.00
UTI Floating Rate Fund — STP — IP — Growth	596,689	1,000	61.41
UTI Liquid Fund — Cash Plan — IP — Dly Dividend	27,829,778	1,000	2,837.09
UTI Liquid Fund — Cash Plan — IP — Growth	561,447	1,000	84.50
UTI Money Market — IP — Growth	390,589	1,000	40.20
UTI Short Term Income Fund — IP — Dividend	149,093,511	10	150.00
UTI Treasury Advantage Fund — IP — Dly Dividend	29,402,183	1,000	2,940.85
UTI Treasury Advantage Fund — IP — Growth	1,198,743	1,000	146.99
ICICI Prudential Liquid — Super IP — Daily Dividend	126,972,762	100	1,270.01

Schedule 7
Inventories:

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Raw Materials	922.37	680.49
Work-in-Process	955.89	599.74
Finished Goods	70.76	87.12
Stores, Spares, Packing Materials & Others	45.02	39.55

Total	1,994.04	1,406.90

Schedule 8
Sundry Debtors:

		As at	As at
		31 March	31 March
		2010	2009
		(Rs. in Crore)	(Rs. in Crore)

Unsecured, Considered Good (Unless otherwise stated)
(a) Due for a period exceeding 6 months
(i) Considered Good		1.22	3.75
(ii) Considered Doubtful	0.12		0.12
Less: Provision for doubtful debts	(0.12)	—	(0.12)

(b) Others Considered Good*		383.89	523.14

Total		385.11	526.89

*	Includes Rs. 91.12 Crore (Previous Year Rs. 16.99 Crore) due from Subsidiaries.

84     Sterlite Industries (India) Limited Annual Report 2010
Schedules forming part of the Balance Sheet continued
Schedule 9
Cash and Bank Balances:

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Cash on hand	0.06	0.09
Balance with Scheduled Banks in:
(i) Current Accounts including Cheques in hand	84.81	56.37
(ii) Deposit Accounts #	2,195.01	1,676.34
(iii) Dividend/Debenture/Debenture Interest Accounts*	5.03	5.04

Total	2,284.91	1,737.84

#	(i) Includes Margin Money Account amounting to Rs. 6.03 Crore (Previous year Rs. 5.89 Crore), (ii) Includes Fixed Deposit in lien against LCs with bank amounting to Rs. Nil (Previous year Rs. 520 Crore).

*	Includes Fixed deposit of Rs. NIL (Previous year Rs. 0.10 Crore) under lien with bank.
Schedule 10
Other Current Assets

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Interest accrued on investments and fixed deposits	113.74	34.92

	113.74	34.92

Schedule 11
Loans & Advances (Unsecured & Considered Good Unless Otherwise Stated):

		As at	As at
		31 March	31 March
		2010	2009
		(Rs. in Crore)	(Rs. in Crore)

Subsidiary Companies*		3,093.14	1,419.88
Advances recoverable in cash or in kind or for value to be received**
— Considered Good	265.75		419.21
— Considered Doubtful	12.42		12.89
Less: Provision for Doubtful Advances	12.42		12.89

		265.75	419.21
Assets held for disposal		0.17	0.17
Loans given to Associate Company (including interest accrued and due of Rs. 59.57 Crore)**		8,548.57	849.00
Deposits		15.93	88.67
Balances with Central Excise Authorities		134.07	26.42
Income Tax — Advance Tax and Tax Deducted at Source (Net of provision)		60.22	—
MAT Credit Entitlement		7.48	—
Fair Value Derivative Hedging Receivable		10.99	34.35

Total		12,136.32	2,837.70

*	includes share application money pending allotment amounting to Rs. NIL (Previous year Rs. 1,335 Crore)

**	Companies under same management

			Maximum balance
	Closing Balance		outstanding during
	As at	As at
	31 March	31 March
Companies under same management	2010	2009	Current Year	Previous year

Konkola Copper Mines Plc	0.06	25.65	44.66	33.86
Vedanta Aluminium Limited	8,654.58	849.00	8,654.58	849.00
Vedanta Resources Plc	—	—	—	8.53

Sterlite Industries (India) Limited Annual Report 2010     85
Financial Statements
Schedule 12
Current Liabilities & Provisions:

		As at	As at
		31 March	31 March
		2010	2009
		(Rs. in Crore)	(Rs. in Crore)

1. Current Liabilities:
Sundry Creditors (refer note (i) & (ii) below)		898.91	755.83
Other Liabilities		145.88	166.59
Interest accrued but not due on Loans		54.61	45.12
Investor Education and Protection Fund*
(a) Unclaimed Dividend	3.22		3.10
(b) Unclaimed Matured Debentures	1.92		2.05
(c) Interest Accrued on (a) and (b) above	0.27	5.41	0.28

		1,104.81	972.97

i)	The Company has not received any intimation from “suppliers” regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006 and hence disclosures relating to amount unpaid as at year end together with interest paid/payable under this Act have not been given.

ii)	Includes dues to Subsidiaries Rs. 143.78 Crore (Previous year Rs. 79.92 Crore)

*	These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs. 1.01 Crore (Previous Year Rs. 1.01 Crore) which is held in abeyance due to pending legal case.

2. Provisions:
Provision for Current Tax and Fringe Benefit Tax (Net of taxes paid and TDS)	—	7.43
Proposed Dividend on Equity Shares	315.15	247.97
Provision for Tax on Proposed Dividend	52.34	42.15
Provision For Compensated Absences/Superannuation/Gratuity	8.19	5.43
Fair Value Derivative Hedging Payable	31.03	231.76
Other Provisions*	259.31	140.68

	666.02	675.42

Total	1,770.83	1,648.39

*	The Company has recognised liability based on substantial degree of estimation for :

Final price payable on purchase of copper concentrate for which the quotational period price was not finalised as on 31 March, 2009, a provision of Rs. 140.68 Crore based on forward LME rate of copper and LBMA rate of precious metals was made. As against it, during the year Rs. 153.31 Crore has been incurred towards final price settlement. The additional amount of Rs. 12.63 Crore has been charged to profit and loss account under raw-material consumption. Liability recognised under this class for the year is Rs. 259.31 Crore which is outstanding as on 31 March 2010. Actual outflow is expected on finalisation of quotational period price in the next financial year.

86     Sterlite Industries (India) Limited Annual Report 2010
Schedules Forming Part of the Profit & Loss Account
Schedule 13
Other Income:

	Year Ended	Year Ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Gain on Fair Valuation of embedded derivatives	58.66	—
Gain on mark to market of Current Investments	20.54	31.61
Dividend — from Subsidiaries	2.81	5.78
— Current Investments	294.03	472.73
Profit on Sale of Current Investments (net)	85.75	26.92
Interest on:
Loans	270.86	43.42
Current Investments	190.83	5.21
Others	140.85	140.18
(Tax Deducted at Source Rs. 97.18 Crore, Previous Year Rs.38.01 Crore)
Unclaimed Liabilities written back (Net)	3.99	4.84
Miscellaneous Income	50.94	79.24

Total	1,119.26	809.93

Schedule 14
Variation in Stock:

	Year Ended	Year Ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Closing Stock:
Work-in-Process	955.89	599.74
Finished Goods	70.76	87.12

	1,026.65	686.86

Opening Stock:
Work-in-Process	599.74	926.15
Finished Goods	87.12	77.25

	686.86	1,003.40

Total	339.79	(316.54)

Sterlite Industries (India) Limited Annual Report 2010     87
Financial Statements
Schedule 15
Manufacturing & Other Expenses:

	Year Ended	Year Ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Raw materials consumed*	11,993.85	9,423.15
Stores & Spares	91.51	119.32
Power, Fuel & Water	351.12	339.09
Machinery Repairs	65.92	76.66
Building Repairs	2.64	0.90
Other Repairs	0.11	0.07
Excise Duty	(0.60)	17.61
Other Manufacturing Expenses	43.04	39.68

Total	12,547.59	10,016.48

*	Refer note number 23 of Schedule 21
Schedule 16
Personnel#:

	Year Ended	Year Ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Salaries, Wages, Bonus & Commission *	64.15	70.63
Contribution to Provident Fund, ESIC and other Funds	3.64	3.76
Employees’ Welfare & Other Amenities	7.34	6.52
Gratuity	2.15	1.37

Total	77.28	82.28

#	net of recoveries

*	Refer note number 7 of Schedule 21
Schedule 17
Selling & Distribution:

	Year Ended	Year Ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Packing Expenses	7.42	9.78
Carriage Outward	81.30	81.41
Commission & Brokerage	2.55	4.02
Other Expenses	0.63	0.45

Total	91.90	95.66

88     Sterlite Industries (India) Limited Annual Report 2010
Schedules Forming Part of the Profit & Loss Account continued
Schedule 18
Administration & General#:

	Year Ended	Year Ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Rent	2.02	1.48
Rates & Taxes	2.03	1.41
Insurance	6.26	6.08
Conveyance & Travelling Expenses	7.42	8.81
Loss on sale/discarding of Fixed Assets (net)	0.47	0.57
Foreign Exchange Difference including Forward premiums (net)	19.28	60.51
Directors’ Sitting Fees	0.08	0.13
Bad Debts and Advances Written off	20.74	—
General Expenses	76.63	56.33

Total	134.93	135.32

#	net of recoveries
Schedule 19
Interest & Finance Charges:

	Year Ended	Year Ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

On Debentures and Fixed Loans	160.35	16.49
Others	85.03	167.90
Bank charges	11.06	19.53

Total	256.44	203.92

Schedule 20
Exceptional Items:

	Year Ended	Year Ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Provisions/Payments towards project expenses*	273.53	—
Writeback of provision for impairment	—	(79.00)
Loss on sale of Investments	—	152.03
(Writeback) provision and payment towards corporate guarantees	—	(128.34)

Total	273.53	(55.31)

*	Refer note number 8 of Schedule 21

Sterlite Industries (India) Limited Annual Report 2010       89
Financial Statements
Notes Forming Part of the Accounts
Schedule 21
1	Statement of significant accounting policies

(a)	Basis of Accounting:

The Financial Statements are prepared as a going-concern under historical cost convention on an accrual basis and in accordance with the Companies Act, 1956 except those items covered under “Accounting Standard — 30” on “Financial instruments: Recognition and Measurement” which have been measured at their fair value. Accounting policies not stated explicitly otherwise are consistent with generally accepted accounting principles.

(b)	Use of Estimates:

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and the estimates are recognised in the period in which the results are known/materialized.

(c)	Borrowing Cost:

Borrowing Cost attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the date when such assets are ready for intended use. Other borrowing costs are charged as expense in the year in which they are incurred.

(d)	Fixed Assets:

Fixed Assets are stated at cost (net of modvat/cenvat/Value Added Tax) less accumulated depreciation and impairment loss.

(e)	Expenditure During Construction Period:

All pre-operative project expenditure (net of income accrued) incurred upto the date of commercial production is capitalised.

(f)	Depreciation:
(i)	Depreciation has been provided on Fixed Assets on straight line method at the rates and in the manner specified in Schedule XIV to the Companies Act, 1956, except in respect of additions arising on account of Insurance spares, on additions/extensions forming an integral part of existing plants and on the revised carrying amount of the assets identified as impaired on which depreciation has been provided over residual life of the respective fixed assets.

(ii)	Amortisation of leasehold land and buildings has been done in proportion to the period of lease.

(iii)	Fixed Assets where ownership vests with the Government/Local authorities are amortised at the rates of depreciation specified in Schedule XIV to the Companies Act, 1956.
(g)	Intangible Assets:

Intangible Assets are stated at cost of acquisition less accumulated amortisation. Technical know-how is amortised over the useful life of the underlying plant. Amortisation is done on straight line basis. Software is amortised on Straight Line basis.

(h)	Investments:
(i)	Investments are classified as investments in Subsidiaries (valued at cost), Associates (valued at cost), Available for Sale and Held for Trading and Held to Maturity within the meaning of Accounting Standard 30 on “Financial Instruments: Recognition and measurement” read with the limited revisions of Accounting Standard 21 on Consolidated Financial Statements & Accounting Standard 23 on Accounting for Investments in Associates.

(ii)	Investments are recorded as Long Term Investments unless they are expected to be sold within one year. Investments in subsidiaries and associates are valued at cost less any provision for impairment. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable.

(iii)	Investments classified as Available for Sale are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains/losses on such investments are recognised directly in Investment Revaluation Reserve Account. At the time of disposal, derecognition or impairment of the investments, cumulative gain or loss previously recognised in the Investment Revaluation Reserve Account is recognised in the Profit & Loss Account.

(iv)	Investments classified as Held for Trading that have a market price are measured at fair value & gain/loss arising on account of fair valuation is routed through Profit and Loss account & those that do not have a market price and whose fair value cannot be reliably measured are carried at cost.

(v)	Investments classified as Held to Maturity are measured at amortised cost using an effective interest method.

90       Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Accounts continued
Schedule 21 continued
1	Statement of significant accounting policies continued

(i)	Inventories:
(i)	Inventories are valued at lower of cost or net realisable value except for scrap and by-products which are valued at net realisable value.

(ii)	Cost of inventories of finished goods and work-in-process includes material cost, cost of conversion and other costs.

(iii)	Cost of inventories of raw material and material cost of finished goods and work-in-process is determined on First In First Out (FIFO) basis except stores and spare parts which are valued at weighted average cost.
(j)	Premium on Redemption of Debentures:

Premium on redemption of debentures is provided for on an accrual basis and charged to profit and loss account using an effective interest method.

(k)	Foreign Currency Transactions:
(i)	Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

(ii)	Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are hedged by derivative instruments, the valuation is done as per “Accounting Standard — 30”, Financial Instruments: Recognition and Measurement” read with accounting policy on derivative instruments. The fair value of foreign currency contracts are calculated with reference to current forward exchange rates for the contracts with similar maturity profile.

(iii)	Non monetary foreign currency items are carried at cost.

(iv)	Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit & Loss Account except in respect of long term Foreign Currency monetary Items which are not covered by Accounting Standard (AS 30) on “Financial instruments; Recognition and Measurement” relatable to acquisition of depreciable fixed assets, such difference is adjusted to the carrying cost of the depreciable fixed assets. In respect of other long term Foreign Currency Monetary items, the same is transferred to “Foreign Currency Monetary Translation Difference Account” and amortised over the balance period of such long term Foreign Currency Monetary items but not beyond 31 March 2011.
(l)	Issue expenses

Expenses of Debenture/Bond/FRN issues are charged to Profit & Loss Account using an effective interest rate method. Expenses related to equity & equity related instruments are adjusted against the security premium account.

(m)	Employee Benefits:
(i)	Short term employee benefits are recognised as an expense at the undiscounted amount in the profit and loss account of the year in which the related service is rendered. Provision for compensated absences to employees is on actual basis for the portion of accumulated leave which an employee can encash.

(ii)	Post employment and other long term employee benefits are recognised as an expense in the profit and loss account for the year in which the employee has rendered services. The expense is recognised at the present value of the amounts payable determined using actuarial valuation techniques. Actuarial gains and losses in respect of post employment and other long term benefits are charged to the profit and loss account.
(n)	Revenue Recognition:

Revenue is recognised only when it can be reliable measured and it is reasonable to expect ultimate collection. Turnover includes sale of goods, services, scrap, excise duty, export incentives and are net of sales tax/Value Added Tax, rebates and discounts. Dividend income is recognised when right to receive the payment is established by the Balance Sheet Date. Interest income is recognised on time proportion basis taking into account the amount outstanding and rate applicable.

(o)	Export incentives:

Duty drawback is recognised at the time of exports and the benefits in respect of advance license received by the Company against export made by it are recognised as and when goods are imported against them.

(p)	Import of copper concentrate and sale of copper and slime:

In accordance with the prevailing international market practice, purchase of Copper Concentrate and sale of Copper and Slimes are accounted for on provisional invoice basis pending final invoice in terms of Purchase Contract/Sales Contract respectively. The cases where quotational period price are not finalised as at the year end are restated at forward LME/LBMA rates as on the date of year end and adjustments are made based on the metal contents as per laboratory assessments done by the Company pending final invoice.

Sterlite Industries (India) Limited Annual Report 2010       91
Financial Statements
Schedule 21 continued
1	Statement of significant accounting policies continued

(q)	Derivative Instruments:

In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Company enters into forward, option, swap contracts and other derivative financial instruments. The Company neither hold nor issue any derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent balance sheet dates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Profit & Loss account. The hedged item is recorded at fair value and any gain or loss is recorded in the Profit & Loss account and is offset by the gain or loss from the change in the fair value of the derivative.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and are determined to be an effective hedge are recorded in Hedging Reserve account. Any cumulative gain or loss on the hedging instrument recognised in Hedging Reserve is kept in Hedging Reserve until the forecast transaction occurs. Amounts deferred to Hedging Reserve are recycled in the profit and loss account in the periods when the hedged item is recognised in the Profit & Loss Account or when the portion of the gain or loss is determined to be an in-effective hedge.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the balance sheet date and gains or losses are recognised in the Profit & Loss account immediately. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in Hedging Reserve is transferred to net profit or loss for the year.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the Profit & Loss Account.

(r)	Convertible notes:

Convertible notes issued in foreign currency are convertible at the option of the holder into ordinary shares of the Company as per the terms of the issue. Conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is recognized initially at the difference between the fair value of the note and the fair value of the conversion option. Directly attributable costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognized in profit and loss account. The conversion option is presented together with the related liability.

(s)	Provision for Current and Deferred tax:

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961. Deferred tax resulting from “timing differences” between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is reasonable/virtual certainty that asset will be realised in future.

(t)	Impairment of Assets:

The carrying amount of assets are reviewed at each Balance Sheet date if there is any indication of impairment based on internal/external factors. An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is recognised in the profit and loss account where the carrying amount of an asset exceeds its recoverable amount. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

(u)	Provision, Contingent Liabilities and Contingent assets:

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.

92       Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Accounts continued
Schedule 21 continued
2	(i)	During the year, the Company had issued 13,19,06,011 American Depository Shares (ADS) at US$12.15 per share, representing 13,19,06,011 underlying equity shares of Rs. 2/- each. As a result, the Issued, Subscribed & Paid up Equity Share Capital of the Company has increased by Rs. 26.38 Crore and Securities Premium by Rs. 7,626.50 Crore after adjusting ADS issue expenses. The proceeds is intended to be utilised for the further development of power generation business in India, planned capital expenditures, planned and other potential acquisitions of complementary business and other general purpose. Till 31 March 2010, the Company has utilised Rs. 7,020.07 Crore towards the referred purpose and the unutilised ADS proceeds have been invested temporarily in debt mutual funds in India.

	(ii)	The above referred ADS were issued before the fixation of record date for the purpose of payment of Dividend for financial year 2008-09 and since these ADS ranked pari passu with the existing equity shareholders, dividend for financial year 2008-09 were also paid to the said ADS holders which resulted in additional dividend payment of Rs. 53.54 Crore including dividend tax thereon in the current year.

	(iii)	The net proceeds amounting to Rs. 8,050.93 Crore, received from the ADR issued in June 2007, were intended to be used for general corporate purposes, including capital expenditures and working capital, reduction of debt and for possible acquisitions of complementary businesses and consolidation of the ownership of subsidiaries, as mentioned in ADS offering document. Till 31 March 2010, the Company has fully utilised the entire proceeds for above said purposes.
3	In terms of Scheme of Arrangement (Scheme) as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated 19 April, 2002 the Company during 2002-2003 reduced its paid up share capital by Rs. 10.03 Crore. There are 2,05,615 equity shares of Rs. 2 each pending clearance from NSDL/CDSL. A Special Leave Petition filed in the Hon’ble Supreme Court of India against the judgement of Hon’ble High Court of Mumbai by SEBI and Department of Company Affairs has been inter-alia dismissed. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the decision on which is pending.

4	Capital work-in-Progress includes:

		Current Year	Previous Year
		(Rs. in Crore)	(Rs. in Crore)

a.	Advances for Capital expenditure	160.01	16.94
b.	Pre-operative expenditure as follows:–
	Opening Balance	—	—
	Add: Pre-operative expenditure transferred from Profit & Loss Account
	Stores and Spares	0.66	—
	Salaries, Wages and Bonus	3.35	—
	Contribution To P. F, ESIC And Other Fund	0.15	—
	Employees Welfare and amenities	0.19	—
	Rent	0.03	—
	Rates and Taxes	0.07	—
	Insurance	0.01	—
	Conveyance	0.12	—
	Travelling Exp.	0.52	—
	Postage Telephone Telex	0.01	—
	General Expenses	1.19	—
	Interest and Finance Expenses	0.65	—

	Total	6.95	—

5	In accordance with the Accounting Standards (AS-28) on “Impairment of Assets”, during the year the Company has carried out a review to identify whether the recoverable value of any fixed assets is lower than its book value. Accordingly, additional provision for impairment/reversal of earlier provision recognised in the Profit & Loss Account Rs. Nil (Previous year Rs. 20.58 Crore).

6	Arising from the Announcement of the Institute of Chartered Accountants of India (ICAI) on 29 March 2008, With effect from financial year ended 31 March 2008, the Company has chosen to early adopt “Accounting Standard – 30”, Financial Instruments: Recognition and Measurement” in its entirety read with limited revisions in various other Accounting Standard as published by ICAI. Accordingly all the financial assets and financial liabilities & derivatives have been remeasured at their respective fair values as against cost or market value whichever is lower. Coterminous with this, in the spirit of complete adoption, the Company has also implemented the consequential limited revisions in view of AS – 30 as have been announced by the ICAI.

Sterlite Industries (India) Limited Annual Report 2010       93
Financial Statements
Schedule 21 continued
6	continued

Consequent to this adoption, Current investments which under Accounting Standard-13 on “Accounting for Investments” are carried at the lower of cost and fair value, have been accounted for at fair value resulting in investment being valued at Rs. 53.20 Crore (Previous year Rs. 39.42 Crore) above their cost and the profit before tax being lower by Rs. 18.00 Crore (Previous year lower by Rs. 24.15 Crore) and Investment revaluation reserve being higher by Rs. 32.60 Crore (Previous year Rs. 0.82 Crore).

7	Parent Company (Vedanta Resources plc) of the Company offers equity-based award plans to its employees, officers and directors based on the performance conditions as set out in the scheme, duly approved by the board of directors of the Company on 24 December 2003 and by the shareholders of the Company on 20 January 2004. The performance condition attached to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period or such period as the Board of Vedanta Resources Plc may determine with the performance of the companies as defined in the scheme from the date of grant. Under this scheme, initial awards under the LTIP were granted in February 2004 with further awards being made in June 2004, November 2004, February 2006, November 2007, February 2009, August 2009 and January 2010.

The fair values were calculated using a Monte Carlo model with suitable modifications to allow for the specific performance conditions of the LTIP. The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends and the risk free rate of interest. A progressive dividend growth policy is assumed in all fair value calculations. Expected volatility has been calculated using historical share prices over the period to date of grant that is commensurate with the performance period of the option. The share prices of the mining companies in the Adapted Comparator Group have been modelled based on historical price movements over the period to date of grant which is also commensurate with the performance period for the option. The history of share prices is used to determine the volatility and correlation of share prices for the companies in the Adapted Comparator Group and is needed for the Monte Carlo simulation of their future TSR performance relative to the Company’s TSR performance. All options are assumed to be exercised six weeks after vesting.

The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share. Vedanta is obligated to issue the shares. In accordance with the terms of agreement between Vedanta and the Company, the grant date fair value of the awards is recovered by Vedanta from the Company. Accordingly, the parent, Vedanta, on the basis of fair value of options granted to the Company employees charged a proportionate cost to the Company in the amount of Rs. 4.67 Crore (Previous Year Rs. 8.09 Crore) which is charged to the Profit & Loss Account under the head ‘Personnel Expenses’.

The parent Company has obtained an overall valuation of the options granted by it to Sterlite group. Hence the informations related to options granted to the eligible employees of the Company is not readily available and accordingly the movement in options have not been disclosed.

94       Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Accounts continued
Schedule 21 continued
7	continued

The assumptions used by actuary in the calculations of the charge in respect of the LTIP awards granted during the year are set out below:

Date of grant	1 Aug 2009		1 Jan 10
Number of instruments	Not available		Not available
Exercise price	10 US Cents		10 US Cents
Share price at the date of grant	17.64 Pound		26.11 Pound
Contractual life	3	Years	3	Years
Expected volatility	70%		70%
Expected option life	3.2	years	3.2	years
Expected dividends	1.40%		1.40%
Risk free interest rate	2.30%		2.30%
Expected annual forfeitures	13.50%		13.50%
Fair value per option granted	12.026 Pound		17.80 Pound

8	During the year the plan proposed by ASARCO and sponsored by the Company’s wholly owned subsidiary, Sterlite (USA) Inc was rejected by the US District Court. The Company has preferred to file an appeal against the order of US District Court. Subsequently, the Bankruptcy Court also approved the motion of ASARCO to terminate the settlement and Purchase and Sale Agreement (PSA) and allow it to draw on the USD 50 million Letter of Credit. The Company has contested the same and has filed an application before the Bankruptcy Court for refund of USD 50 million drawn down by ASARCO and payment of compensation for legal expenses. The Company has provided Rs. 273.53 Crore (being the USD 50 million referred to above and other expenses related thereto) as exceptional item during the year ended 31 March 2010. Based on the legal advice received, the Company has treated these expenses as deductible in computing tax expense for the year. Further in March 2010, ASARCO has filed a complaint in US Bankruptcy Court for the alleged breach of the PSA signed in May 2008.

9	The employees’ gratuity fund scheme is, managed by Life Insurance Corporation of India (LIC), a defined benefit plan. The present value of obligation is determined based on actuarial valuation using projected unit credit method, which recognize each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation. The obligation for short term compensated absences is recognised on actual basis for the portion of accumulated leave which an employee can encash.

Defined Contribution Plan

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

Employer’s Contribution to Provident Fund	2.48	2.52
Employer’s Contribution to Superannuation Fund	0.63	0.55

Sterlite Industries (India) Limited Annual Report 2010       95
Financial Statements
Schedule 21 continued
9	continued

Defined Benefit Plan: The disclosure as required under AS 15 regarding the Company’s gratuity plan (funded) is as follows:

	2009-10	2008-09	2007-08	2006-07

Actuarial assumptions
Particulars
Salary growth	5.00%	5.00%	5.00%	5.00%
Discount rate	7.50%	7.50%	7.50%	7.50%
Expected return on plan assets	7.50%	7.50%	7.50%	8.00%
Mortality Table (LIC)	1994-96	1994-96	1994-96	1994-96
	(duly modified )	(duly modified )	(duly modified )	(duly modified )

					(Rs. in Crore)
	2009-10	2008-09	2007-08		2006-07

Amount recognised in the income statement
Current service cost	1.59	1.42	0.94		0.84
Interest cost	0.76	0.60	0.44		0.38
Expected return on plan assets	(0.48)	(0.32)	(0.33)		—
Net actuarial (gains)/losses recognised in the year	3.20	1.21	1.78		0.10

Total	5.07	2.91	2.83		1.32

Movement in present value of defined benefit obligation
Particulars
Obligation at the beginning of the year	10.12	7.93	5.91		5.02
Current service cost	1.59	1.42	0.94		0.84
Interest cost	0.76	0.60	0.44		0.38
Actuarial loss on obligation	3.30	1.27	0.64		0.10
Benefits paid	(1.23)	(1.10)	—		(0.43)

Obligation at the end of the year	14.54	10.12	7.93		5.91

Movement in present value of plan assets
Particulars
Fair value at the beginning of the year	6.35	4.20	4.38		4.26
Expected returns on plan assets	0.47	0.32	0.33		—
Contribution	3.05	2.88	0.64		0.55
Actuarial gains and losses	0.11	0.05	(1.15)		—
Benefits paid	(1.23)	(1.10)	—		(0.43)

Fair value at the end of the year	8.75	6.35	4.20		4.38

Amount recognised in the balance sheet
Particulars
Present value of obligations at the end of the year	14.54	10.12	7.93		5.91
Less: Fair value of plan assets at the end of the year	8.75	6.35	4.20		4.38

Net liability recognised in the balance sheet	5.79	3.77	3.73		1.53

Experience Adjustment on actuarial Gain/(Loss)
Plan Liabilities	(3.30)	*		*		*
Plan Assets	0.11	*		*		*

*	The details of experience adjustments arising on account of plan assets and liabilities as required by paragraph 120(n)(ii) of AS 15 (Revised) on “Employee Benefits” are not available in the valuation report and hence, are not furnished.
Notes:

In the absence of detailed informations regarding Plan assets which is funded with Life Insurance Corporation of India, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.

The Contribution expected to be made by the Company during the financial year 2010-11 are Rs. 2.21 Crore.

The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

96       Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Accounts continued
Schedule 21 continued
10	Payment to Statutory Auditors:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

a. Audit fees	0.54	0.40
b. Certification & others*	3.97	2.07
c. Out of pocket expenses	0.48	0.09

	4.99	2.56

*	includes Rs. 1.05 Crore related to ADR adjusted against Security Premium.
11	Managerial Remuneration:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

A. Remuneration to Executive Directors*
(i) Salary & perquisites	7.67	12.41
(ii) Contribution to Provident Fund & Superannuation Fund	0.80	1.03
(iii) Other Benefits	2.00	1.66

	10.47	15.10

*	The above remuneration excludes provision for gratuity & compensated absences.

Computation of net profit in accordance with section 309(5) of the Companies Act, 1956:
Profit before tax	947.80	1,339.15
Add: Depreciation and impairment as per Accounts	150.64	166.18
Loss on sale of fixed asset	0.47	0.57
Bad debts and advances written off	20.74	—
Provision for corporate guarantees	—	23.69
Contribution to political parties	12.00
Managerial Remuneration to:
Vice Chairman, Managing Director and Wholetime Director	10.47	15.10

	1,142.12	1,544.69

Less: Depreciation under Companies Act, 1956	150.64	145.60
Write back of provision for impairment	—	79.00
Profit on sale of investment	85.75	26.92
Gain on mark to market on financial assets/liabilities	20.54	31.61
Gain on fair valuation of loans	6.37	12.54
Gain on fair valuation of embedded derivatives	58.66	—

Net Profit for the year	820.16	1,249.02

Commission to Vice Chairman, Managing Director and Wholetime Director maximum as per terms of appointment/special resolution	41.01	62.45
Commission as recommended by the board	—	—

B. Commission to Non-Executive Directors as determined by the Board	0.45	0.38

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

12 (a) Excise duty shown as a reduction from turnover	562.19	711.75
(b) Excise duty charged to profit and loss account
(i) Difference between closing and opening stock	—	(0.47)
(ii) Excise duty not billed to customers	(0.60)	18.08

Total	(0.60)	17.61

13	(a)	Lanjigarh Scheduled Area Development Foundation (LSADF) was incorporated on 23 Jan 2009 (an SPV formed as Supreme Court order) under section 25 of the Companies Act, 1956 as wholly owned Company with paid up capital of Rs. 0.05 Crore with main object to engage in activities for welfare and development of the people of the district of Kalhandi and Rayagada in the state of Orissa belonging to poor and weaker section. Investment in LSADF amounting to Rs. 0.03 Crore (Previous Year Rs. 0.03 Crore) has been shown under Advances recoverable in cash or in kind or for value to be received in Schedule 11.

Sterlite Industries (India) Limited Annual Report 2010       97
Financial Statements
Schedule 21 continued
(b)	The Govt. of Orissa (GOO), was of the opinion that the SPV should be incorporated by them rather than by Sterlite Industries India Limited (SIIL) and hence, a new SPV, viz., Lanjigarh Project Area Development Fund (LPADF) has been incorporated on October 06, 2009 with the same objects that of LSADF with a capital of Rs. 5 lacs and with GOO, Orissa Mining Corporation Limited and SIIL as promoter. The existing SPV Company, LSADF, will be closed and steps for striking off the name of the LSADF u/s 560 of the Companies Act, 1956 has been taken.
14	During the year, the Company has received 6,94,37,960 equity share on account of split of face value from Rs. 10 to Rs. 2 per share and 16,53,22,677 equity share on account of bonus issue in the ratio of 1.90:1 from Vedanta Aluminium Limited.

15	During the year, the Company has received 12,78,555 equity share on account of split of face value from Rs. 5 to Rs. 2 per share and 21,30,925 equity share on account of bonus issue in the ratio of 1:1 from Sterlite Technologies Limited.

16	Advance recoverable in cash or in kind includes Rs. 0.06 Crore (previous year Rs. 0.06 Crore) view from Lake City Ventures Private Limited (formally known as Sterlite Shipping Ventures Private Limited) in which directors are interested. Maximum amount outstanding at any time during the year is Rs. 0.06 Crore (previous year 0.06 Crore).

17	In Accordance with Clause 32 of Listing Agreement, Advance(s) in the nature of Loan is/are as under: (As Certified by the Management)
(a)	Loans & Advances in the nature of Loans

				(Rs. in Crore)
		Balance	Maximum	Balance
		as at	Amount	as at
		31 March	Outstanding	31 March
Name of the Company	Relationship	2010	during the Year	2009

Monte Cello BV	Subsidiary	1.19	1.29	0.77
Sterlite Opportunities & Ventures Limited*	Subsidiary	—	—	—
Talwandi Sabo Power Limited	Subsidiary	125.00	125.00	—
Sterlite Infra Limited (formerly known as Sterlite Paper Limited)	Subsidiary	38.80	38.80	38.18
Sterlite Energy Limited**	Subsidiary	2,917.51	2,917.51	—
Vedanta Aluminium Limited***	Associate	8,548.57	8,548.57	849.00

*	Excluding Debentures of Rs. 608.35 Crore (Previous year Rs. 718.09 Crore).

**	Excluding share application money pending allotment amounting to Rs. Nil (Previous year Rs. 1,335 Crore).

***	Excluding Debentures of Rs. 1,815 Crore (Previous year Rs. 2,019.16 Crore).
(b)	None of the loanees have made, per se, investment in the shares of the Company.
(c)	(i)	Investments made by Monte-Cello BV in Subsidiaries:- Investment in Copper Mines of Tasmania Pty. Ltd – 2 Shares & Thalanga Copper Mines Pty. Ltd – 5,78,240 Shares.

	(ii)	Investments made by Sterlite Energy Limited in Talwandi Sabo Power Limited 40,00,50,000 Shares.
Notes:
i)	The above loans & advances to subsidiary fall under the category of loans & advances in the nature of loans where there is no repayment schedule except in Sterlite Energy Limited and Talwandi Sabo Power Limited. The loans are free of interest except to Vedanta Aluminium Limited, Sterlite Energy Limited and Talwandi Sabo Power Limited.

ii)	As per the Company’s policy, loan to employees are not considered in (a) above.
18	The Debentures referred to in Schedule 3 of Balance Sheet at (A) are due for redemption as follows:

6.64% debentures on 10 April, 2010 of Rs. 40 Crore; 8.24% debentures on 10 April, 2013 of Rs. 60 Crore.

19	General expenses include donations aggregating to Rs. 12 Crore (Previous Year Rs. NIL) made during the year to political parties (Indian National congress Rs. 5 Crore & Bharatiya Janata Party Rs. 7 Crore).

98       Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Accounts continued
Schedule 21 continued
20	During the year 2004-05, the Company issued 3,58,60,049 equity shares of Rs. 5 each at a premium of Rs. 545 aggregating Rs. 1,972.30 Crore on Rights basis to existing share holders. In terms of Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (earlier known as SEBI (Disclosure and Investor Protection) Guidelines, 2000), proceeds of Rights Issue has been utilised as under:

		Actual utilisation (Rs. in Crore)
		Till	Till
Utilisation	Planned	31 March 2010	31 March 2009

Investment in BALCO	900.00	—	—
Reduction in Term loans	520.00	520.00	520.00
Reduction in Current liabilities	551.00	551.00	551.00
Rights Issue expenses	1.30	1.19	1.19

Total	1972.30	1072.19	1,072.19

Balance amount of Rs. 900.11 Crore (Previous Year Rs. 900.11 Crore) is lying in debt mutual funds as at Balance sheet date and been presented in Investment-Schedule 6.

21	During the year, the Company had raised USD 500 million through issue of 4% Convertible Senior Notes of USD 1,000 each at an initial conversion price of USD 23.33 per ADS. The Notes are convertible into 42.8688 ADSs per Note subject to adjustment in certain events.

As per AS 30, at inception, the issue proceeds of Convertible Senior Note has been allocated to the conversion option (which is an embedded derivative) with the residual value allocated to the Notes to establish its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss with changes in fair value to be recognised in the Profit and Loss account, and the Notes been carried at amortised cost.

The conversion option amounting to Rs. 596.30 Crore and un-amortised borrowing costs amounting to Rs. 24.21 Crore as at 31 March 2010 is included along with 4% Convertible Senior note of US$ 1,000 per note in Schedule 4 – Unsecured Loans. The referred accounting treatment of Notes has resulted into the profit net of tax for the year higher by Rs. 34.55 Crore.

22	The Company had recognised an amount of Rs. 57.80 Crore in the previous year as claims receivable on account of insurance claim due to the cooling tower failure, based on the confirmation from the insurers on a provisional estimate basis. During the year, the Company has written off an amount of Rs. 17.62 Crore in the Profit and Loss account based on the revised estimates by the Company.

23	Net exchange difference (gain)/loss amounting to Rs. (261.27) Crore [previous year Rs. 622.36 Crore] related to procurement of raw materials has been accounted under raw material consumption. Net exchange loss pertaining to sales, loans, professional fees, services etc amounting to Rs. 19.28 Crore (Previous Year exchange loss of Rs. 60.51 Crore) is disclosed under schedule 18 of profit and loss account.

24	Details regarding licenced and installed capacity and actual production (As certified by the management)
A.	Capacity

		Licenced Capacity		Installed Capacity
		Current	Previous	Current	Previous
Description	Unit	Year	Year	Year	Year

1 Continuous Cast Copper Rod	MT	N.A.	N.A.	268,000	268,000
2 Copper Cathodes	MT	N.A.	N.A.	405,000	405,000
3 Aluminium Cold Rolled Products	MT	N.A.	N.A.	20,000	20,000
4 Phosphoric Acid	MT	N.A.	N.A.	230,000	230,000
5 Sulphuric Acid	MT	N.A.	N.A.	1,300,000	1,300,000
N.A. – Delicensed vide notification No. 477(E) dated 25 July, 1991

B.	Production

		Current Year	Previous Year
Description	Unit	Quantity	Quantity

1 Continuous Cast Copper Rod*	MT	196,882	219,879
2 Copper Cathodes**	MT	334,174	312,833
3 Sulphuric Acid***	MT	1,036,353	987,512
4 Phosphoric Acid	MT	205,844	163,607

*	Net of Nil MT (Previous year 6 MT) loss of material.

**	(i) Includes 1,97,774 MT (Previous year 2,20,783 MT) used for captive consumption, (ii) Net of 28 MT loss of material.

***	Includes 5,60,628 MT (Previous year 4,59,510 MT) used for captive consumption.

Sterlite Industries (India) Limited Annual Report 2010       99
Financial Statements
Schedule 21 continued
25	Quantitative information in respect of opening stock, closing stock, turnover and consumption of raw materials (as certified by management)
A.	Opening Stock

		Current Year		Previous Year
			Value		Value
Description	Unit	Quantity	(Rs. in Crore)	Quantity	(Rs. in Crore)

Continuous Cast Copper Rod	MT	—	—	536	18.16
Copper Cathodes	MT	6	0.10	119	3.82
Sulphuric Acid	MT	18,178	2.73	3,482	1.34
Phosphoric Acid	MT	7,984	21.23	1,485	3.76
Others*			63.06		50.17

			87.12		77.25

B.	Closing Stock

		Current Year		Previous Year
			Value		Value
Description	Unit	Quantity	(Rs. in Crore)	Quantity	(Rs. in Crore)

Continuous Cast Copper Rod	MT	—	—	—	—
Copper Cathodes	MT	44	1.49	6	0.10
Sulphuric Acid	MT	9,451	4.47	18,178	2.73
Phosphoric Acid	MT	7,991	24.38	7,984	21.23
Others*			40.42		63.06

			70.76		87.12

C.	Turnover

		Current Year		Previous Year
			Value		Value
Description	Unit	Quantity	(Rs. in Crore)	Quantity	(Rs. in Crore)

Continuous Cast Copper Rod	MT	196,882	6,779.67	220,409	7,285.12
Copper Cathodes	MT	136,362	4,140.66	92,163	2,510.05
Copper Concentrate	DMT	16,972	86.93	19,073	66.50
Sulphuric Acid	MT	484,452	50.37	513,306	285.25
Phosphoric Acid	MT	205,837	528.55	157,108	1,134.46
Rock Phosphate	MT	12,502	7.96	5,437	4.34
Anode Slime			1,967.40		878.72
Export Benefits			10.16		12.10
Services			4.74		4.53
Others*			100.03		96.67

			13,676.47		12,277.74

*	Includes Realisable waste.
D.	Raw Material Consumed

		Current Year		Previous Year
			Value		Value
Description	Unit	Quantity	(Rs. in Crore)	Quantity	(Rs. in Crore)

Copper Concentrate	DMT	1,139,618	11,430.16	1,038,551	8,415.45
Rock Phosphate	MT	675,476	421.03	561,174	653.42
Others			142.66		354.28

			11,993.85		9,423.15

E.	Purchases

		Current Year		Previous Year
			Value		Value
Description	Unit	Quantity	(Rs. in Crore)	Quantity	(Rs. in Crore)

Rock Phosphate	MT	12,502	7.05	5,437	4.18
Copper Concentrate	DMT	16,972	86.17	19,073	71.52

			93.22		75.70

100       Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Accounts continued
Schedule 21 continued
26	CIF Value of Imports

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

Raw materials	12,073.88	8,148.89
Stores & Spares	37.11	48.12
Capital Goods	5.71	19.21

27	Expenditure in Foreign Currency

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

Long Term Incentive Plan expenses (net of recoveries)	4.67	8.09
Technical Service Charges	4.86	3.54
Share Issue Expenses	67.36	—
Interest & Finance charges	159.77	137.65
Professional Fees (including Representative office fees)	24.50	22.96
Acquisition related expenses	270.06	—
Others	9.51	11.09

	540.73	183.33

28	Earning in Foreign Currency

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

FOB value of exports	5,921.07	4,565.79
Management fees	17.23	4.53
Others	6.71	9.85

	5,945.01	4,580.17

29	Particulars of Dividend Paid to Non Resident Shareholders

	Current Year	Previous Year
Year to which Dividend relates	31 March 2009	31 March 2008
Number of Shareholders	1	1
Number of Shares held	411,306,383	403,715,750
Amount Remitted-Gross (Rs. in Crore)	143.96	161.49

30	Value of Raw Materials Consumed

	Current Year		Previous Year
		% of total		% of total
	(Rs. in Crore)	consumption	(Rs. in Crore)	consumption

Indigenous	329.09	2.74%	375.67	3.99%
Imported	11,664.76	97.26%	9,047.48	96.01%

	11,993.85		9,423.15

31	Value of Components, Stores & Spares Parts Consumed

	Current Year		Previous Year
		% of total		% of total
	(Rs. in Crore)	consumption	(Rs. in Crore)	consumption

Indigenous	64.56	70.55%	82.54	69.17%
Imported	26.95	29.45%	36.78	30.83%

	91.51		119.32

Sterlite Industries (India) Limited Annual Report 2010       101
Financial Statements
Schedule 21 continued
32	Contingent Liabilities

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

(a) Estimated amount of contracts remaining to be executed on Capital Account and not provided for (net of advances) (Cash outflow is expected on execution of such capital contracts, on progressive basis.)	1,182.45	35.11
(b) Disputed liabilities in appeal:
(i) Income Tax (No cash outflow is expected in the near future)	80.70	88.70
(ii) Sales Tax (relating to sale value)	7.26	4.25
(iii) Custom Duty (No cash outflow is expected in the near future)	10.20	6.23
(iv) Excise Duty (Mainly on account of difference in valuation of intermediate products meant for captive consumption at other locations and clearance of intermediate products to other locations on job basis. No cash outflow is expected in the near future).	38.39	34.56
(v) Claim against the Company not acknowledged as debt (No outflow is expected in the near future)	23.65	—
(vi) Service Tax (On account of credit taken on outward freight paid to goods transport agent & no outflow is expected in the near future)	18.57	15.94
(vii) FERA/FEMA (No outflow is expected in the near future)	59.90	59.90
(viii) Others (No outflow is expected in the near future)	10.92	10.09
(c) Letters of Credit given in favour of Asarco LLC, USA (refer note no. 8 of Schedule 21)	—	509.50
(d) Unexpired Letters of Credit (These are established in favour of vendors but cargo/material under the aforesaid Letter of Credit are yet to be received as on year end date. Cash outflow expected on the basis of payment terms as mentioned in Letter of Credit).	1,147.12	771.11
(e) Bank Guarantees (Bank guarantees are provided under contractual/legal obligation. No cash outflow is expected)	116.48	292.21
(f) Sales Bill Discounted (No cash outflow is expected)	920.70	192.46
(g) The Company has given Corporate Guarantees to Banks/Financial Institutions/others on behalf of Vedanta Aluminium Limited, CMT, TCM and Sterlite Energy Limited. The outstanding amount is Rs. 7,604.83 Crore (Previous Year Rs. 6,243.73 Crore) as on year end.

(h) Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice amounts to Rs. 14.41 Crore (Previous year Rs. 12.06 Crore).

(i) The Company has agreed to pay any liability upto Rs. 15 Crore that may arise in respect of Power Transmission Line Division (since divested) for the period upto 30 June 2006. This liability is enforceable on the Company upto 30 June 2011.

33	Disclosure on Financial and Derivatives Instruments
a)	Derivative contracts entered into by the Company and outstandings as at Balance Sheet date
(i)	To hedge currency related risks, the Company has entered into forex forward covers. The nominal amounts of such derivative contracts outstanding as at Balance sheet date are Rs. 1,690.93 Crore (net of Forward Sell covers of Rs. 38.48 Crore) (Previous year Rs. 2,502.37 Crore)

(ii)	For hedging commodity related risks:- Category wise break up is given below.

	As at 31 March 2010		As at 31 March 2009
Particulars	Purchases	Sales	Purchases	Sales

Forwards/Futures
Copper (MT)	7,550	7,125	25,125	24,000
Gold (Oz)	4,761	100,653	3,590	82,858
Silver (Oz)	50,093	940,322	106,052	1,299,485

b)	All derivative and Financial instruments acquired by the Company are for hedging purposes only.

c)	Unhedged foreign currency exposure is as under:-

	Rs. in Crore	Rs. in Crore
	As at	As at
	31 March 2010	31 March 2009

Payable	3,712.88	2,045.30
Unsecured Borrowings – Convertible Senior note	2,222.55	—
Receivable	255.47	149.21

102       Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Accounts continued
Schedule 21 continued
34	Segment Information as per Accounting Standard 17 on Segment Reporting for the year ended 31 March, 2010
l)	Information about Primary Business Segments.

	Business Segments								(Rs. in Crore)
Particulars	Copper		Others		Unallocated		Eliminations		Grand Total
	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous
Revenue	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year

External Turnover	13,056.54	11,057.45	619.93	1,220.29	—	—	—	—	13,676.47	12,277.74
Inter-Segment Turnover	77.54	280.41	—	—	—	—	(77.54)	(280.41)	—	—
Gross Turnover	13,134.08	11,337.86	619.93	1,220.29	—	—	(77.54)	(280.41)	13,676.47	12,277.74
Less: Excise Duty Recovered on Sales	555.05	702.49	7.14	9.26	—	—	—	—	562.19	711.75
Total Revenue	12,579.03	10,635.37	612.79	1,211.03	—	—	(77.54)	(280.41)	13,114.28	11,565.99
Results
Segment Result	398.03	558.16	11.25	235.55	—	—	—	—	409.28	793.71
Unallocated Expenses	—	—	—	—	42.16	39.85	—	—	42.16	39.85
Operating Profit/(loss)	398.03	558.16	11.25	235.55	(42.16)	(39.85)	—	—	367.12	753.86
Less: Interest Expenses	—	—	—	—	256.44	203.92	—	—	256.44	203.92
Add: Other Income	—	—	—	—	1,110.65	733.90	—	—	1,110.65	733.90
Less: Income Tax (including Deferred Tax)	—	—	—	—	116.30	102.72	—	—	116.30	102.72
Less: Exceptional items	—	—	—	—	273.53	(55.31)	—	—	273.53	(55.31)
Net Profit/(Loss)	398.03	558.16	11.25	235.55	422.22	442.72	—	—	831.50	1,236.43
Segment Assets	4,358.08	3,873.42	397.24	370.63	—	—	—	—	4,755.32	4,244.05
Unallocated Corporate Assets	—	—	—	—	24,969.60	15,607.87	—	—	24,969.60	15,607.87
Total Assets	4,358.08	3,873.42	397.24	370.63	24,969.60	15,607.87	—	—	29,724.92	19,851.92
Segment Liabilities	1,170.77	1,157.47	66.49	9.42	—	—	—	—	1,237.26	1,166.89
Unallocated Corporate liabilities	—	—	—	—	6,219.58	4,645.19	—	—	6,219.58	4,645.19
Total Liabilities	1,170.77	1,157.47	66.49	9.42	6,219.58	4,645.19	—	—	7,456.84	5,812.08
Capital Expenditure	323.60	96.14	2.59	3.99	9.13	6.18	—	—	335.32	106.31
Depreciation and impairment	133.00	149.12	15.86	15.44	1.78	1.62	—	—	150.64	166.18
Non-cash Expenditure (excluding depreciation and impairment)	20.74	—	—	—	—	—	—	—	20.74	—

(a)	The Company has disclosed business segment as primary segment. Segments have been identified and reported taking into account, the different risks and returns, the organization structure and the internal reporting systems. The main business segment are i) Copper which consist of manufacturing of copper cathode, continuous cast copper rod, anode slime and dore, ii) other business segment consists of Phosphoric Acid and aluminium Foils.

(b)	Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Sterlite Industries (India) Limited Annual Report 2010       103
Financial Statements
Schedule 21 continued
34	Segment Information as per Accounting Standard 17 on Segment Reporting for the year ended 31 March, 2010 continued
ll)	Information about secondary segment

	(Rs. in Crore)
Geographical Segment	Current Year	Previous Year

Revenue by geographical segment – Turnover
India	7,654.51	7,694.15
Outside India	6,021.96	4,583.59

Total	13,676.47	12,277.74

Carrying Amount of Segment Assets
India	4,551.09	4,039.82
Outside India	204.23	204.23

Total	4,755.32	4,244.05

Segment Capital Expenditure
India	326.19	100.13
Outside India	—	—

Total	326.19	100.13

35	Related Party disclosures

List of related parties and relationships
i)	Entities Controlling the Company (Holding Companies) Twinstar Holding Limited Vedanta Resources Holdings Limited Vedanta Resources Plc. Volcan Investments Limited

ii)	Fellow Subsidiary
Sesa Goa Limited
The Madras Aluminium Company Limited
Konkola Copper Mines Plc.
Sesa Industries Limited
V S Dempo & Co. Private Limited w.e.f. 11 June 2009
Dempo Mining Corporation Private Limited w.e.f. 11 June 2009

iii)	Subsidiaries
Bharat Aluminium Company Limited
Sterlite Infra Limited (formerly known as Sterlite Paper Limited)
Copper Mines of Tasmania Pty Limited
Thalanga Copper Mines Pty Limited
Montecello BV
Sterlite Opportunities & Ventures Limited
Hindustan Zinc Limited
Sterlite Energy Limited
Fujairah Gold FZE
Talwandi Sabo Power Limited
Sterlite (USA) Inc.

iv)	Associates Vedanta Aluminium Limited (Fellow Subsidiary and associate) India Foils Limited (Till 12 November 2008)

v)	Key Managerial Personnel Mr. Anil Agarwal Mr. Navin Agarwal Mr. Tarun Jain Mr. D. D. Jalan Mr. K. K. Kaura (Till 30 September 2008)

vi)	Relatives of Key management Personnel Mr. Dwarka Prasad Agarwal Relative of Mr. Anil Agarwal and Mr. Navin Agarwal

vii)	Others Anil Agarwal Foundation Trust

104       Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Accounts continued
Schedule 21 continued
35	Related Party disclosures continued
viii)	Transaction During the year with related parties

											Relative of
									Key Management		Key Managerial				(Rs. in Crore)
	Holding Companies		Fellow Subsidiary		Subsidiaries		Associates		Personnel		Personnel		Others		Total
	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous
Particulars	year	year	year	year	year	year	year	year	year	year	year	year	year	year	year	year

1 Loans & Advances
a Given/(Received) During the year	(0.11)	0.11	(25.25)	22.73	1,673.26	1,063.24	7,673.80	494.40	—	—	—	—	0.18	—	9,321.88	1,580.48
b Balance as at 31 March, 2010	0.00	0.11	1.97	27.22	3,093.14	1,419.89	8,654.58	884.48	—	—	—	—	0.18	—	11,749.87	2,331.70
2 (a) Investments made during the year	—	—	—	—	17.49	—	1,815.00	837.03	—	—	—	—	—	—	1,832.49	837.03
(b) Redemption of Investments during the year	—	—	—	—	(109.74)	(68.57)	(2,019.16)	—	—	—	—	—	—	—	(2,128.90)	(68.57)
3 Investments as at 31 March, 2010	—	—	—	—	2,620.79	2,713.04	2,378.04	2,582.20	—	—	—	—	—	—	4,998.83	5,295.24
4 Purchase/ (Sales) of Fixed Assets	—	—	—	—	—	—	—	(0.85)	—	—	—	—	—	—	—	(0.85)
5 Current Liabilities
Balance as at 31 March, 2010	87.46	168.53	4.49	—	143.78	79.92	—	—	—	—	—	—	—	—	235.73	248.45
6 Debtors
Balance as at 31 March, 2010	—	—	—	—	91.12	16.99	—	—	—	—	—	—	—	—	91.12	16.99
7 Income
a Sales	—	—	0.10	0.25	832.52	14.53	—	—	—	—	—	—	—	—	832.62	14.78
b Management Consultancy Services	—	—	—	—	4.74	4.53	—	—	—	—	—	—	—	—	4.74	4.53
c Interest & Guarantee Commission	—	—	—	—	109.09	2.34	367.58	52.75	—	—	—	—	—	—	476.67	55.09
d Dividend Income	—	—	—	—	2.81	5.78	—	—	—	—	—	—	—	—	2.81	5.78
8 Expenditure
a Long Term Incentive Plan expenses	38.28	81.14	—	—	—	—	—	—	—	—	—	—	—	—	38.28	81.14
b Purchases	—	—	74.93	13.94	803.84	567.93	—	—	—	—	—	—	—	—	878.77	581.87
c Remuneration/ Sitting Fees	—	—	—	—	—	—	—	—	15.21	16.42	—	0.03	—	—	15.21	16.45
d Allocation of Corporate Expenses	—	—	(0.43)	(1.38)	(15.99)	(25.59)	(3.46)	(1.50)	—	—	—	—	—	—	(19.88)	(28.47)
e Management Consultancy Services incl representative office fees	23.71	22.96	—	—	—	—	—	—	—	—	—	—	—	—	23.71	22.96
f Guarantee Commission	2.09	0.96	—	—	—	—	—	—	—	—	—	—	—	—	2.09	0.96
g Power Charges	—	—	18.40	5.35	—	—	—	—	—	—	—	—	—	—	18.40	5.35
h Recovery of deputed employees remuneration	—	—	(7.95)	(6.05)	(77.47)	(88.44)	(37.92)	(31.09)	—	—	—	—	(0.73)	(1.18)	(124.07)	(126.76)
i Recovery of other expenses	—	—	(4.84)	(21.27)	(43.77)	(46.11)	(9.80)	(9.13)	—	—	—	—	(0.60)	—	(59.01)	(76.51)
j Purchase of DEPB	—	—	—	—	—	40.29	—	—	—	—	—	—	—	—	—	40.29
9 Dividend paid	143.96	161.49	8.96	10.24	—	—	—	—	—	—	—	—	—	—	152.92	171.73
10 Guarantees Given	—	—	—	—	2,766.21	2,659.95	4,838.62	3,583.78	—	—	—	—	—	—	7,604.83	6,243.73
11 Guarantees taken	767.38	866.15	—	—	—	—	—	—	—	—	—	—	—	—	767.38	866.15

ix)	The Company has written back provision made in earlier years towards expected liability on account of guarantees given to Banks and Financial Institutions for the loans taken by IFL amounting to Rs. NIL (previous year Rs. 128.34 Crore).

Sterlite Industries (India) Limited Annual Report 2010       105
Financial Statements
Schedule 21 continued
35	Related Party disclosures continued
x)	Details of Major Transactions with related parties:-

1	Loans & Advances:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(a) Given/(Received) During the year:
(i) Hindustan Zinc Limited	5.20	—
(ii) Fujairah Gold FZE	0.07	0.09
(iii) Sterlite Infra Limited (Formerly known as Sterlite Paper Limited)	0.62	0.60
(iv) Bharat Aluminium Company Limited	(40.85)	(272.66)
(v) Talwandi Sabo Power Limited	125.14	—
(vi) Vedanta Aluminium Limited	7,673.80	494.40
(vii) Monte-Cello BV	0.43	0.35
(viii) Sterlite Energy Limited	1,582.25	1,334.80
(ix) Konkola Copper Mines Plc	(25.59)	21.25
(x) VS Dempo & Co Pvt Ltd	0.15	—
(xi) Twinstar Holding Limited	(0.11)	0.11
(xii) Sesa Goa Limited	(0.61)	1.48
(xiii) Sterlite Opportunities and Ventures Limited	0.40	0.06
(xiv) The Madras Aluminium Company Limited	0.68	—
(xv) Dempo Mining Corporation Private Limited	0.12	—
(xvi) Anil Agarwal Foundation Trust	0.18	—

	9,321.88	1,580.48

(b) Balance as at 31 March 2010:
(i) Bharat Aluminium Company Limited	4.50	45.34
(ii) Konkola Copper Mines Plc	0.06	25.65
(iii) Monte Cello BV	1.19	0.77
(iv) Sterlite Infra Limited (Formerly known as Sterlite Paper Limited)	38.80	38.18
(v) Sterlite Opportunities and Ventures Limited	0.46	0.06
(vi) VS Dempo & Co Private Limited	0.15	—
(vii) Talwandi Sabo Power Limited	125.14	—
(viii) Sterlite Energy Limited	2,917.69	1,335.45
(ix) Fujairah Gold FZE	0.16	0.09
(x) Anil Agarwal Foundation Trust	0.18	—
(xi) Sesa Goa Limited	0.96	1.57
(xii) Vedanta Aluminium Limited	8,654.58	884.48
(xiii) Hindustan Zinc Limited	5.20	—
(xiv) Twinstar Holding Limited	—	0.11
(xv) The Madras Aluminium Company Limited	0.68	—
(xvi) Dempo Mining Corporation Private Limited	0.12	—
(xvii) Vedanta Resources Plc. (Rs. 3,076)	0.00	—

	11,749.87	2,331.70

2	Investments/(Redemption) made during the year:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(i) Sterlite Opportunities and Ventures Limited	(109.74)	(68.57)
(ii) Vedanta Aluminium Limited (also refer Note number 14 of Schedule 21)	(204.16)	685.00
(iii) Sterlite Energy Limited	17.49	—
(iv) India Foils Limited	—	152.03
(v) Sterlite (USA) Inc (Previous year Rs. 42.77)	—	—

	(296.41)	768.46

106       Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Accounts continued
Schedule 21 continued
35	Related Party disclosures continued
3	Investments as at 31 March, 2010:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(i) Bharat Aluminium Company Limited	553.18	553.18
(ii) Monte Cello BV	204.23	204.23
(iii) Sterlite Opportunities and Ventures Limited	659.40	769.14
(iv) Sterlite Energy Limited	1,203.98	1,186.49
(v) Vedanta Aluminium Limited	2,378.04	2,582.20
(vi) Sterlite (USA) Inc (Current and previous year Rs. 42.77)	—	—

	4,998.83	5,295.24

4	Purchase/(Sales) of Fixed Assets:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(i) Vedanta Aluminium Limited	—	(0.85)

	—	(0.85)

5	Current Liabilities:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(i) Vedanta Resources Plc	87.46	168.53
(ii) Copper Mines of Tasmania Pty Limited	134.07	79.92
(iii) The Madras Aluminium Company Limited	2.22	—
(iv) Konkola Copper Mines Plc	2.27	—
(v) Fujairah Gold FZE	9.71	—

	235.73	248.45

6	Debtors:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(i) Copper Mines of Tasmania Pty Limited	0.38	2.54
(ii) Fujairah Gold FZE	90.74	14.45

	91.12	16.99

7	Income:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(a) Sales:
(i) The Madras Aluminium Company Limited	0.10	0.25
(ii) Fujairah Gold FZE	832.52	14.53

	832.62	14.78

(b) Management Consultancy Services:
(i) Copper Mines of Tasmania Pty Limited	4.74	4.53

	4.74	4.53

(c) Interest & Guarantee Commission:
(i) Vedanta Aluminium Limited	367.58	52.75
(ii) Sterlite Energy Limited	107.91	2.34
(iii) Talwandi Sabo Power Limited	1.18	—

	476.67	55.09

(d) Dividend Income:
(i) Monte-Cello BV	—	0.16
(ii) Bharat Aluminium Company Limited	2.81	5.62

	2.81	5.78

Sterlite Industries (India) Limited Annual Report 2010       107
Financial Statements
Schedule 21 continued
35	Related Party disclosures continued
8	Expenditure:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(a) Long Term Incentive Plan:
(i) Vedanta Resources Plc	38.28	81.14

	38.28	81.14

(b) Purchases:
(i) Copper Mines of Tasmania Pty Limited	794.11	567.93
(ii) Konkola Copper Mines	71.04	10.63
(iii) The Madras Aluminium Company Limited	0.01	0.30
(iv) Sesa Industries Limited	3.88	2.93
(v) Sesa Goa Limited	—	0.08
(vi) Fujairah Gold FZE	9.73	—

	878.77	581.87

(c) Remuneration/Sitting Fees:
(i) Mr. Navin Agarwal	8.18	7.00
(ii) Mr. K K Kaura	—	4.26
(iii) Mr. Tarun Jain	4.74	3.50
(iv) Mr. D. D. Jalan	2.29	1.66
(v) Mr. D. P. Agarwal	—	0.03

	15.21	16.45

(d) Allocation of Corporate Expenses:
(i) Hindustan Zinc Limited	(8.86)	(16.14)
(ii) Bharat Aluminium Company Limited	(7.13)	(9.45)
(iii) The Madras Aluminium Company Limited	(0.43)	(1.38)
(iv) Vedanta Aluminium Limited	(3.46)	(1.50)

	(19.88)	(28.47)

(e) Management Consultancy Services including representative office fees:
(i) Vedanta Resources Plc	23.71	22.96

	23.71	22.96

(f) Guarantee Commission:
(i) Vedanta Resources plc	2.09	0.96

	2.09	0.96

(g) Power Charges:
(i) The Madras Aluminium Company Limited	18.40	5.35

	18.40	5.35

(h) Recovery of deputed employees remuneration:
(i) Hindustan Zinc Limited	(38.12)	(46.22)
(ii) Bharat Aluminium Company Limited	(36.12)	(38.27)
(iii) The Madras Aluminium Company Limited	(1.42)	(3.40)
(iv) Konkola Copper Mines	(0.37)	—
(v) Vedanta Aluminium Limited	(37.92)	(31.09)
(vi) VS Dempo & Co Private Limited	(1.02)	—
(vii) Sterlite Energy Limited	(3.02)	(3.48)
(viii) Dempo Mining Corporation Private Limited	(0.38)	—
(ix) Anil Agarwal Foundation Trust	(0.73)	(1.18)
(x) Sesa Goa Limited	(4.76)	(2.65)
(xi) Talwandi Sabo Power Limited	(0.21)	(0.47)

	(124.07)	(126.76)

108       Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Accounts continued
Schedule 21 continued
35	Related Party disclosures continued

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(i) Recovery of expenses:
(i) Hindustan Zinc Limited	(31.37)	(22.84)
(ii) Bharat Aluminium Company Limited	(10.21)	(21.27)
(iii) The Madras Aluminium Company Limited	(1.21)	(2.88)
(iv) Konkola Copper Mines	(0.97)	(15.98)
(v) Vedanta Aluminium Limited	(9.80)	(9.13)
(vi) Talwandi Sabo Power Limited	(0.12)	(0.12)
(vii) Sterlite Energy Limited	(0.37)	(0.19)
(viii) Sterlite Infra Limited	(0.26)	(0.01)
(ix) Copper Mines of Tasmania Pty Limited	(1.33)	(1.60)
(x) Fujairah Gold FZE	(0.25)	(0.09)
(xi) Sterlite Opportunities & Ventures Limited	0.14	0.01
(xii) Sesa Goa Limited	(2.66)	(2.41)
(xiii) VS Dempo & Co Private Limited [Rs. (31,044)]	(0.00)	—
(xiv) Anil Agarwal Foundation Trust	(0.60)	—
(xv) Dempo Mining Corporation Private Limited [Rs. 34,278]	0.00	—

	(59.01)	(76.51)

(j) Purchase of DEPB:
(i) Hindustan Zinc Limited	—	40.29

	—	40.29

9	Dividend paid:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(i) Twinstar Holdings Limited	143.96	161.49
(ii) The Madras Aluminium Company Limited	8.96	10.24

	152.92	171.73

10	Guarantees given:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(i) Copper Mines of Tasmania Pty Limited	32.00	32.00
(ii) Thalanga Copper Mines Pty Limited	11.85	10.04
(iii) Vedanta Aluminium Limited	4,838.62	3,583.78
(iv) Sterlite Energy Limited	2,722.36	2,617.91

	7,604.83	6,243.73

11	Guarantees taken:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(i) Vedanta Resources Plc	767.38	866.15

	767.38	866.15

Sterlite Industries (India) Limited Annual Report 2010       109
Financial Statements
Schedule 21 continued
36	Earning Per Share (EPS)

		Current Year	Previous Year
		(Rs. in Crore)	(Rs. in Crore)

Net Profit after tax attributable to equity share holders for Basic EPS		831.50	1,236.43
Less: Interest and finance charges (net of exchange and derivative gain) recognised on
Convertible Senior Note (net of tax)		(34.55)	—

Profit after tax attributable to equity share holders for Diluted EPS		796.95	1,236.43

Weighted Average no. of equity shares outstanding during the year
for Basic EPS	Nos.	80,00,55,054	70,84,94,411
for Diluted EPS	Nos.	80,90,98,609	70,84,94,411

Basic EPS	Rs.	10.39	17.45
Diluted EPS	Rs.	9.85	17.45
Nominal Value per Share	Rs.	2	2

Reconciliation between number of shares used for calculating basic and diluted earning per share

	Current Year	Previous Year

a) Number of Shares used for calculating Basic EPS	80,00,55,054	70,84,94,411
b) Potential Equity Shares (Convertible Senior Note)	90,43,555	—

c) Number of shares used for calculating Diluted EPS (a+b)	80,90,98,609	70,84,94,411

37	Deferred Taxation

The breakup of Deferred Tax Liability arising of timing difference are:

	As at	As at
	31 March 2010	31 March, 2009
	(Rs. in Crore)	(Rs. in Crore)

Liabilities
Related to Fixed Assets	303.90	321.97
Reinstatement of financial assets/liabilities	21.81	20.15
Timing differences towards Convertible Senior Note	30.04	—
Others	16.68	—

Total	372.43	342.12

Assets
Provision for Doubtful Advances	4.17	4.42
Others	4.45	4.05

Total	8.62	8.47

Deferred Tax Liability (Net)	363.81	333.65

38	The figures of previous year have been recasted, rearranged and regrouped wherever considered necessary.
For and on behalf of the Board of Directors

Navin Agarwal	D.D. Jalan
Executive Vice Chairman	Whole Time Director

Kishore Kumar	Vinod Bhandawat	Rajiv Choubey
Chief Executive Officer	Chief Financial Officer	Company Secretary
Place: Mumbai
Dated: 26 April 2010

110      Sterlite Industries (India) Limited Annual Report 2010
Section 212
Statement Pursuant to Section 212 of the Companies Act, 1956 relating to Subsidiary Companies (Rs. in Crore except as stated)

	Bharat	Sterlite			Copper	Thalanga				Talwandi
	Aluminium	Opportunities	Hindustan		Mines of	Copper	Sterlite	Fujairah	Sterlite	Sabo	Sterlite
	Company	and Ventures	Zinc	Monte Cello	Tasmania	Mines	Infra	Gold	Energy	Power	(USA)
	Limited	Limited	Limited	BV	Pty. Limited	Pty. Limited	Limited	FZE	Limited	Limited	Inc.

1 Financial year of the Subsidiary Company ended on	31 March 2010	31 March 2010	31 March 2010	31 March 2010	31 March 2010	31 March 2010	31 March 2010	31 March 2010	31 March 2010	31 March 2010	31 December 2009

2 Shares of the Subsidiary Company held on the above date and extent of holding
a) Equity shares	11,25,18,495	25,50,000	27,43,15,331	40	2	5,78,240	50,000	1,000	1,18,73,14,715	50,000	100
b) Extent of Holding	51%	100%	64.92%	100%	100%	100%	100%	100%	100%	100%	100%

3 The net aggregate amount of the Subsidiaries profit/(loss) so far as it is concerned with the members of Sterlite Industries (India) Limited
(i) Not dealt within the holding company’s Accounts			(Refer Note No. 1)		(Refer Note No. 2)	(Refer Note No. 2)		(Refer Note No. 3)		(Refer Note No. 4)
a) For the financial year of the Subsidiary	Profit	Profit	Profit	Loss	Profit	Loss	Loss	Loss	Loss	Loss
	Rs. 270.07	Rs. 109.29	Rs. 2,431.76	€0.01	A$1.81	A$0.17	Rs. 0.88	AED 0.13	Rs. 6.66	Rs. 0.01	Nil
b) For the previous financial years of the subsidiary/ since it became the Holding	Profit	Pofit	Profit	Profit	Profit	Profit	Loss	Profit	Loss	Profit
company’s subsidiary	Rs. 1,250.42	Rs. 380.84	Rs. 8,724.89	€3.37	A$18.27	A$9.79	Rs. 134.3	0.28	Rs. 8.28	Nil	Nil
(ii) Dealt within the holding company’s accounts
a) For the financial year of the Subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
b) For the previous financial years of the subsidiary/ since it became the Holding company’s subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

4 Material changes, if any, between the end of the financial year of the subsidiary company and that of the Holding Company	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	31 March	31 March	31 March	31 March	31 March	31 March	31 March	31 March	31 March	31 March	31 March
	2010	2010	2010	2010	2010	2010	2010	2010	2010	2010	2010
5 Additional information on Subsidiary Companies Currency				EURO	AUD	AUD		AED			USD
Exchange rate on last day of the financial year				60.56	41.3437	41.3437		12.2633			45.14
Share Capital	220.62	2.55	422.53	0.11	0.00	2.39	0.05	45.07	1,187.31	400.05	0.00
Reserves	3,350.33	490.14	17,701.44	104.61	837.05	164.83	(5.38)	1.84	103.09	—	—
Total Assets	5,729.48	1,101.50	18,895.67	105.98	981.77	166.51	33.47	72.54	6,091.55	525.05	(0.00)
Total Liabilities	5,729.48	1,101.50	18,895.67	105.98	981.77	166.51	33.47	72.54	6,091.55	525.05	(0.00)
Investment (except incase of investment in subsidiaries)	719.18	—	10,949.17	—	—	—	—	—	339.37	19.26	—
Turnover	3,330.04	—	8,016.97	—	794.11	—	—	794.12	—	—	—
Profit before Taxation	584.72	109.29	5,014.11	(0.51)	102.67	(9.62)	(0.88)	(1.69)	11.23	—	—
Provision for Taxation	48.74	—	972.70	—	29.59	(2.90)	—	—	17.89	0.01	—
Profit after Taxation and write back	535.98	109.29	4,041.41	(0.51)	73.08	(6.72)	(0.88)	(1.69)	(6.66)	(0.01)	—
Proposed Dividend (including Dividend Distribution Tax thereon)	6.43	—	295.63	—	—	—	—	—	—	—	—

Notes:

1.	Hindustan Zinc Limited is a subsidiary of Sterlite Opportunities & Ventures Limited, which is 100% subsidiary of the Company.

2.	Copper Mines of Tasmania Pty. Limited and Thalanga Copper Mines Pty. Limited are subsidiary companies of Monte Cello BV which is 100% subsidiary of the Company.

3.	Fujairah Gold FZE is a subsidiary of Copper Mines of Tasmania Pty. Limited.

4.	Talwandi Sabo Power Limited is a subsidiary of Sterlite Energy Limited, which is 100% subsidiary of the Company.

5.	The Annual Accounts for 2009-10 for all the subsidiaries are available at Company’s Registered Office. Any investor either of Holding Company or any Subsidiary Company can seek any information at any point of time by making a request in writing to the Company Secretary of the Company.

Sterlite Industries (India) Limited Annual Report 2010      111
Financial Statements
Balance Sheet Abstract and Company’s
General Business Profile

## I. Registration details

| | | | |
|---|---|---|---|
| Registration number | 062634 | State code | 18 |
| Balance sheet date | 31 03 2010 | | |

## II. Capital raised during the year (Amount in Rs. Thousands)

| | | | |
|---|---|---|---|
| Bonus issue | NIL | Rights issue | NIL |
| Public issue | NIL | Private placement/conversion | NIL |

## III. Position of mobilisation and deployment of funds (Amount in Rs. Thousands)

| | | | |
|---|---|---|---|
| Total liabilities | 297249207 | Total assets | 297249207 |
| **Sources of funds** | | **Application of funds:** | |
| Paid-up equity share capital | 1680801 | Net fixed assets | 18266298 |
| Paid-up preference share capital | NIL | Investments | 109841707 |
| Reserves and surplus | 221000014 | Net current assets | 151432851 |
| Unsecured loans | 52221971 | Miscellaneous expenditure | NIL |
| Secured loans | 1000000 | Accumulated losses | NIL |

## IV. Performance of Company (Amount in Rs. Thousands)

| | | | |
|---|---|---|---|
| Turnover | 136764740 | Total expenditure | 138479409 |
| Other income | 11192645 | Profit after tax | 8315045 |
| Profit before tax | 9477976 | Earning per share in Rs. basic | 10.39 |
| Dividend rate (%) | 187.50 | Earning per share Rs. diluted | 9.85 |

## V. Generic names of three principal products of Company

| | |
|---|---|
| Item code Number (ITC code) | 7403.11 |
| Product description | COPPER CATHODE |
| Item code Number (ITC code) | 7407.10 |
| Product description | CONTINOUS CAST COPPER RODS |
| Item code Number (ITC code) | 2809 |
| Product description | PHOSPHORIC ACID |

For and on behalf of the Board

**Navin Agarwal**
Executive Vice Chairman

**D. D. Jalan**
Whole Time Director

**Kishore Kumar**
Chief Executive Officer

**Vinod Bhandawat**
Chief Financial Officer

**Rajiv Choubey**
Company Secretary

Place: Mumbai
Dated: 26th April, 2010

www.sterlite-industries.com

112      Sterlite Industries (India) Limited Annual Report 2010
Auditors’ Report on the Consolidated Financial Statements
TO THE BOARD OF DIRECTORS
STERLITE INDUSTRIES (INDIA) LIMITED
1.	We have audited the attached Consolidated Balance Sheet of Sterlite Industries (India) Limited (the Company), and its subsidiaries (collectively referred to as “the Group”), as at 31 March 2010, the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement for the year ended on that date, annexed thereto. The Consolidated Financial Statements are the responsibility of Company’s management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these Consolidated financial statements based on our audit.

2.	We conducted our audit in accordance with the generally accepted auditing standards in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	We did not audit the financial statements of Copper Mines of Tasmania Pty Limited, Thalanga Copper Mines Pty. Limited, Fujairah Gold FZE and Sterlite Infra Limited (Formerly known as Sterlite Paper Limited) the subsidiary companies, whose financial statements reflect total assets of Rs. 1,493.43 Crore as at 31 March 2010, total revenues (net turnover) of Rs. 1,588.23 Crore and net cash outflows amounting to Rs. 100.81 Crore for the year ended on that date as considered in the Consolidated Financial Statement. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion, is based solely on their reports.

4.	The financial statements of Monte Cello BV and Sterlite (USA) Inc. both subsidiary companies reflecting the total assets of Rs. 106.16 Crore as at March 31st, 2010 total revenues (net turnover) of Nil and net cash flows amounting to Rs. 0.01 Crore for the year ended on that date are not audited. These financial statements have been certified by management and our opinion, in so far as it relates to the amounts included in respect of the subsidiary, is based solely on these certified financial statements.

5.	The financial statements of Bharat Aluminium Company Limited (BALCO), Sterlite Energy Limited, Talwandi Sabo Power Limited, Sterlite Opportunities and Ventures Limited, and Hindustan Zinc Limited, all subsidiary companies, whose financial statements reflect total assets of Rs. 37,091.79 Crore as at 31 March 2010, total revenues (net turnover) of Rs. 11,347.01 Crore and net cash outflow amounting to Rs. 190.09 Crore for the year ended on that date have been audited by one of the joint auditors.

6.	The consolidated financial statements of Vedanta Aluminium Limited, an associate company, reflect group’s share of profit of Rs. 58.77 Crore for the year ended 31 March 2010; have been audited by one of the joint auditors.

7.	Attention is invited to Note no. 23 in Schedule 21 relating to long term investment, by Hindustan Zinc Limited, in equity shares of a power company being classified as an intangible asset and amortised. This treatment is in preference to requirements of Accounting Standard 30 ‘Financial Instruments: Recognition and Measurement’, Accounting Standard 26 ‘Intangible Assets’; and Schedule XIV of the Companies Act, 1956. This has resulted in profit after tax being lower by Rs. 3.41 Crore, investments being lower by Rs. 98.41 Crore, fixed assets being higher by Rs. 56.03 Crore, deferred tax liability being lower by Rs. 14.08 Crore and reserves and surplus being lower by Rs. 28.30 Crore.

Sterlite Industries (India) Limited Annual Report 2010      113
Financial Statements
8.	We report that the Consolidated Financial Statement have been prepared by the Company’s management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements, and Accounting Standard 23, Accounting for Investments in Associates in Consolidated Financial Statements as notified under the Companies (Accounting Standards) Rules, 2006.

9.	Based on our audit and on the consideration of reports of other auditors on separate financial statements and on other financial information of the components, and to the best of information and according to the explanations given to us, we are of the opinion that the attached Consolidated financial statements read together with notes thereto give a true and fair view in conformity with the accounting principles generally accepted in India:
a)	in case of the Consolidated Balance Sheet, of the state of affairs of Group as at 31 March, 2010;

b)	in case of the Consolidated Profit and Loss Account, of the profit of the Group for the year ended on that date; and

c)	in case of the Consolidated Cash Flow Statement, of the cash flows of the Group for the year ended on that date.

For CHATURVEDI & SHAH	For DELOITTE HASKINS & SELLS
Chartered Accountants	Chartered Accountants
(Registration No.: 101720W)	(Registration. No.: 117366W)

R. Koria	Shyamak R. Tata
Partner	Partner
Membership No. 35629	Membership No. 38320

MUMBAI, 26th APRIL, 2010

114      Sterlite Industries (India) Limited Annual Report 2010
Consolidated Balance Sheet
As at 31 March 2010

			As at		As at
			31 March		31 March
			2010		2009
	Schedule		(Rs. in Crore)		(Rs. in Crore)

I. Sources of Funds
1. Shareholders’ Funds
Share Capital	1	168.08		141.70
Reserves & Surplus	2	36,843.70		25,471.23
Deferred Government grant	3	0.22		0.23

			37,012.00		25,613.16
2. Minority Interest			8,409.56		6,813.22

3. Loan Funds
Secured Loans	4	1,811.06		1,720.08
Unsecured Loans	5	7,448.93		5,293.42

			9,259.99		7,013.50
4. Deferred Tax liability (net)			1,552.43		1,407.57
(Refer Note Number 10 of Schedule No. 21)

Total			56,233.98		40,847.45

II. Application of Funds
1. Fixed Assets	6
Gross Block		18,178.94		15,386.73
Less: Depreciation and Impairment		5,913.31		5,154.87

Net Block		12,265.63		10,231.86
Capital Work-in-Progress		11,084.37		6,978.58

			23,350.00		17,210.44
2. Investments
In Associates (Long Term Investments)		476.20		404.74
In Associates (Current Investments)		1,815.00		2,019.16
In Available for Sale Securities		37.76		5.98
In Other Current Investments		17,975.51		13,776.27

			20,304.47		16,206.15
3. Current Assets, Loans & Advances
Inventories	7	2,982.72		2,459.05
Sundry Debtors	8	570.92		876.03
Cash and Bank Balances	9	3,337.76		5,504.83
Other Current Assets	10	120.70		81.17
Loans & Advances	11	10,499.31		2,714.90

		17,511.41		11,635.98

Less: Current Liabilities & Provisions	12
Current Liabilities		3,810.71		3,165.46
Provisions		1,121.19		1,039.66

		4,931.90		4,205.12

Net Current Assets			12,579.51		7,430.86

Total			56,233.98		40,847.45

Schedule 1 to 21 form integral part of accounts

As per our report of even date

For Chaturvedi & Shah	For Deloitte Haskins & Sells	For and on behalf of the Board of Directors
Chartered Accountants	Chartered Accountants

		Navin Agarwal	D.D. Jalan
		Executive Vice Chairman	Whole Time Director

R Koria	Shyamak R. Tata	Kishore Kumar	Vinod Bhandawat	Rajiv Choubey
Partner	Partner	Chief Executive Officer	Chief Financial Officer	Company Secretary

Place : Mumbai
Dated : 26 April 2010

Sterlite Industries (India) Limited Annual Report 2010      115
Financial Statements
Consolidated Profit and Loss Account
For the year ended 31 March 2010

			Year ended		Year ended
			31 March		31 March
			2010		2009
	Schedule		(Rs. in Crore)		(Rs. in Crore)

I. Income
Turnover		25,614.33		22,773.71
Less: Excise Duty Recovered on Sales		1,204.00		1,629.49

Net Turnover			24,410.33		21,144.22
Other Income	13		1,959.35		2,154.26
Variation In Stock	14		198.16		(278.76)

Total			26,567.84		23,019.72

II. Expenditure
Purchases of Traded Goods			93.22		75.70
Manufacturing and other expenses	15		16,710.93		14,622.21
Personnel	16		853.96		756.08
Selling & Distribution	17		367.17		392.25
Administration & General	18		511.44		315.09
Interest & Finance charges	19		342.35		397.28

Total			18,879.07		16,558.61

Profit before depreciation and impairment, exceptional items and tax			7,688.77		6,461.11
Depreciation, Amortisation and impairment			749.79		700.67

Profit before exceptional items and tax			6,938.98		5,760.44
Exceptional Items	20		296.96		(55.31)

Profit before tax			6,642.02		5,815.75
Current year tax
Provision for current tax [including wealth tax provision for Rs. 0.19 Crore (Previous Year Rs. 0.20 Crore)]			1,147.89		873.64
Provision for Deferred tax			124.67		146.06
Provision for Fringe benefit tax			—		5.83
MAT Credit Charge/ (Entitlement)			(9.39)		—
Current Tax Provision related to earlier years written back			(34.66)		(91.30)
Deferred Tax provision for earlier years provided for/(written back)			4.46		(79.20)

Profit after tax before minority interest and consolidated share in the Profit/(Loss) of associate			5,409.05		4,960.72
Less — minority interest in income			1,724.08		1,267.14
Add/(Less) — Consolidated Share in the Profit/(Loss) of Associates			58.77		(153.59)

Profit after tax			3,743.74		3,539.99
Balance at the beginning of the year			9,672.97		7,027.32
Less: Transfer of premium on redemption of preference share to Minority Interest			—		2.48

Amount available for appropriation			13,416.71		10,564.83

116      Sterlite Industries (India) Limited Annual Report 2010
Consolidated Profit and Loss Account continued
For the year ended 31 March 2010

		Year ended	Year ended
		31 March	31 March
		2010	2009
	Schedule	(Rs. in Crore)	(Rs. in Crore)

Appropriations:
General Reserve		824.61	528.61
Transferred to Debenture redemption reserve [Net of Minority share of Rs. 49 Crore (Previous Year Rs. 49 Crore)]		53.90	54.00
Proposed Dividend on Equity Shares of the Company		315.15	247.97
Tax on Proposed Dividend		80.15	61.28
Additional dividend for previous year of the Company (Refer note number 37(b)(ii) of Schedule 21)		46.17	—
Tax on additional dividend for previous year of the Company (Refer note number 37(b)(ii) of Schedule 21)		7.37	—
Excess)/Short Provision of Dividend of earlier year (Rs. NIL) [Previous year (Rs. 23,580)]		—	—
(Excess)/Short Provision for tax on Dividend (Rs. NIL) [Previous year (Rs. 4,007)]		—	—
Balance carried to the Balance Sheet		12,089.36	9,672.97

Total		13,416.71	10,564.83

Earning (in Rs.) per Share of Rs. 2 each (Basic)		46.79	49.96
Earning (in Rs.) per Share of Rs. 2 each (Diluted)		45.84	49.96
(Refer note number 45 of Schedule 21)

Notes forming part of Accounts	21

Schedule 1 to 21 form integral part of accounts

As per our report of even date

For Chaturvedi & Shah	For Deloitte Haskins & Sells	For and on behalf of the Board of Directors
Chartered Accountants	Chartered Accountants

		Navin Agarwal	D.D. Jalan
		Executive Vice Chairman	Whole Time Director

R Koria	Shyamak R. Tata	Kishore Kumar	Vinod Bhandawat	Rajiv Choubey
Partner	Partner	Chief Executive Officer	Chief Financial Officer	Company Secretary
Place : Mumbai
Dated : 26 April 2010

Sterlite Industries (India) Limited Annual Report 2010      117
Financial Statements
Consolidated Cash Flow Statement

		Year ended		Year ended
		31 March 2010		31 March 2009
		(Rs. in Crore)		(Rs. in Crore)

A. Cash flow from Operating Activities
Net profit before tax as per P&L Account		6,642.02		5,815.73
Consolidated Share in Profit/ (Loss) of Associate Company		58.77		(153.59)

		6,700.79		5,662.14
Adjusted for:
— Exceptional Items	—		(55.31)
— Bad debts and Loans & advances written off	21.86		—
— Depreciation, Amortisation and Impairment (Net)	749.79		700.89
— Dividend Income	(591.29)		(892.79)
— Interest Income	(705.56)		(459.50)
— Interest & Finance charges	342.35		397.24
— Foreign Exchange Loss/(Profit)*	105.96		78.54
— (Profit) on Sale of Current Investment (net)	(131.96)		(95.22)
— (Profit) on Sale / Discarding of Assets (net)	(10.26)		(1.04)
— Provision for bad and doubtful debts	5.98		0.72
— Sundry Liabilities written back	(40.17)		(19.66)
— Deferred government grant transferred	(0.01)		—
— Consolidated Share in Profit/ (Loss) of Associate Company	(58.77)		153.59
— Gain on Mark to market of Current Investments	(138.42)		(130.22)
— Gain on Fair Valuation of deferred sales tax liabilities	(6.37)		(12.54)
— Gain on fair valuation of embedded derivatives	(58.66)
		(515.53)		(335.30)

Operating profit before working capital changes		6,185.26		5,326.84
Adjusted for:
— Trade and other receivables	(534.47)		(19.16)
— Inventories	(523.67)		875.06
— Trade payables	209.42		507.69
		(848.72)		1,363.59

Cash generation from operations		5,336.54		6,690.43
Direct taxes paid / TDS deducted/Refund received		(1,154.86)		(852.19)

Net cash flow from Operating Activities		4,181.68		5,838.24

B. Cash flow from Investing Activities
Purchase of Fixed Assets & Capital Work in Progress*		(6,214.26)		(4,017.99)
Sale of Fixed Assets		32.33		8.54
Purchase of current Investments		(128,823.53)		(91,706.33)
Sale of current Investment		125,151.04		91,944.25
Movement in Loans*		(6,544.45)		(697.41)
Interest Received		631.32		377.06
Dividend Received on Investments		596.60		903.01
Fixed Deposits held for more than three months placed		(3,680.88)		(5,027.68)
Fixed deposits with banks held for more than three months matured		5,585.18		500.00

Net cash flow used in Investing Activities		(13,266.65)		(7,716.55)

118      Sterlite Industries (India) Limited Annual Report 2010
Consolidated Cash Flow Statement continued

	Year ended	Year ended
	31 March 2010	31 March 2009
	(Rs. in Crore)	(Rs. in Crore)

C. Cash flow from Financing Activities
Proceeds from issue of Equity Share Capital including Security Premium	7,734.60	—
Share issue expenses (net)	(81.72)	—
(Redemption of) / Proceeds from issue of Preference Share Capital	(28.11)	—
Proceeds from Long Term Loans	3,587.24	1,153.63
Repayment of Long Term Loans	(851.56)	(693.28)
Proceeds from Short Term Loans	1,520.71	1,170.89
Repayment of Short Term Loans	(2,076.86)	(355.02)
Interest paid (net)	(546.92)	(409.27)
Dividend paid	(435.18)	(393.84)
Payment made towards Corporate Guarantees	—	(107.98)

Net Cash flow from Financing Activities	8,822.20	365.13

Net decrease in cash and cash equivalent	(262.77)	(1,513.18)
Cash and cash equivalent at the beginning of the year#	477.15	1,953.56
Add: On acquisition of Subsidiary	—	36.77

Cash and cash equivalent at the end of the year	214.38	477.15
Add: Fixed deposit with banks with maturity of more than three months	3,123.38	5,027.68

Closing balance of Cash and bank #	3,337.76	5,504.83

*	Includes exchange difference on account of translation of foreign subsidiary Company’s financial statements.

#	For Composition, refer Schedule 9

Notes:

1)	The above Cash Flow Statement has been prepared under the “Indirect Method” as set out in Accounting standard-3 “Cash Flow Statement”.

2)	Cash and cash equivalent Includes amount lying in Margin money Account amounting to Rs. 6.03 Crore (Previous year Rs. 5.89 Crore), Fixed Deposit in lien with bank amounting to Rs. 0.36 Crore (Previous year Rs. 715.14 Crore) and matured Dividend/Debenture/Debenture Interest Accounts amounting to Rs. 5.65 Crore (Previous year Rs. 5.62 Crore).

3)	The figures of previous year have been recasted, rearranged and regrouped wherever considered necessary.

As per our report of even date

For Chaturvedi & Shah	For Deloitte Haskins & Sells	For and on behalf of the Board of Directors
Chartered Accountants	Chartered Accountants

		Navin Agarwal	D.D. Jalan
		Executive Vice Chairman	Whole Time Director

R Koria	Shyamak R. Tata	Kishore Kumar	Vinod Bhandawat	Rajiv Choubey
Partner	Partner	Chief Executive Officer	Chief Financial Officer	Company Secretary
Place : Mumbai
Dated : 26 April 2010

Sterlite Industries (India) Limited Annual Report 2010      119
Financial Statements
Schedules forming part of the Consolidated Balance Sheet
Schedule 1
Share Capital:

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Authorised:
92,50,00,000 Equity Shares of Rs. 2 each.	185.00	185.00

	185.00	185.00

Issued, Subscribed & Paid up:
84,04,00,422 (Previous Year 70,84,94,411) Equity Shares of Rs. 2 each fully paid up.	168.08	141.70
Less: Unpaid Allotment Money/Calls in Arrears (other than Directors) (Current Year Rs. 11,790) (Previous year Rs. 11,790)	—	—

Total	168.08	141.70

Notes:

1	Of the above equity shares:

(a)	2,10,000 Equity Shares were allotted as fully paid up pursuant to a contract without payment being received in cash before buy back, extinguishment, subdivision and issue of bonus shares.

(b)	32,19,73,026 Equity Shares of Rs. 2 each were allotted as fully paid up Bonus Shares by way of capitalisation of General Reserve and Security Premium.

(c)	27,33,675 Equity Shares were allotted pursuant to scheme of Amalgamation without payment being received in cash before buy back, extinguishment, subdivision and issue of bonus shares.

(d)	40,99,400 Equity Shares were allotted as fully paid upon conversion of 50,000 Foreign Currency Convertible Bonds before subdivision and issue of bonus shares.

(e)	12,49,92,080 (Previous Year 7,56,78,479) American Depository Shares (ADS) share representing 12,49,92,080 (Previous Year 7,56,78,479) underlying equity shares.

2	Refer Note Number 28 of Schedule 21 in respect of reduction of Issued, Subscribed and Paid up capital.

3	Of the above equity shares, 45,31,23,492 (Previous year 40,69,61,874) equity shares (including ADS) are held by Company’s holding Company and 2,56,13,400 (previous year 2,63,17,719) by a fellow subsidiary of the Company.

120      Sterlite Industries (India) Limited Annual Report 2010
Schedules forming part of the Consolidated Balance Sheet
continued
Schedule 2
Reserves & Surplus:

		As at	As at
		31 March	31 March
		2010	2009
		(Rs. in Crore)	(Rs. in Crore)

Capital Reserve
As per Last Balance Sheet		1.71	1.71

Capital Reserve on Consolidation		1.48	1.48

Preference Share Redemption Reserve
As per Last Balance Sheet		76.88	76.88

Debenture Redemption Reserve
As per Last Balance Sheet	68.60		14.60
Add:- Transferred from Profit & Loss account [Net of Minority share of Rs. 49 Crore (Previous Year Rs. 49 Crore)]	53.90		54.00

		122.50	68.60

Security Premium Account
As per Last Balance Sheet	10,668.90		10,668.90
Add: Received during the year	7,708.22		—

	18,377.12		10,668.90
Less: Share Issue expenses	81.72		—

	18,295.40		10,668.90
Less: Unpaid Share Premium	0.03		0.03

		18,295.37	10,668.87

General Reserve
As per Last Balance Sheet	4,906.48		4,377.87
Add:- Transferred from Profit & Loss Account	824.61		528.61

		5,731.09	4,906.48

Investment Revaluation Reserve
As per last Balance Sheet	0.82		8.72
Add/(Less): Adjustment for the year on account of change in fair value of Available for Sale Investment	31.78		(7.90)

		32.60	0.82
Foreign Currency Translation Reserve		325.27	(31.61)

Hedging Reserve Account
As per Last Balance Sheet	105.03		(17.97)
(Less)/Add: amount reversed on settlement of hedge contracts (Including Minority share of Rs. 7.21 Crore)	(105.03)		17.97
Less: Transferred during the year (including share in associates Rs. 12.70 Crore)	167.46		97.82
Add/(Less): Minority’s Share	(0.02)		7.21

		167.44	105.03
Profit & Loss Account		12,089.36	9,672.97

Total		36,843.70	25,471.23

Schedule 3 Deferred Government Grant

		As at	As at
		31 March	31 March
		2010	2009
		(Rs. in Crore)	(Rs. in Crore)

Grants-in-aid received from Government of India towards setting up of pilot plant and research facilities for testing of Bauxite
As per Last Balance Sheet		0.23	0.23
Less: Transferred to profit and loss account (Previous year Rs. 63,347)		(0.01)	—

Total		0.22	0.23

Sterlite Industries (India) Limited Annual Report 2010     121
Financial Statements
Schedule 4
Secured Loans:

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

A. Redeemable Non Convertible Debentures (refer note number 29 of schedule 21)	599.99	599.63
B. Term Loans from Banks (Rupee Loans)	151.03	528.67
C. Working Capital Loans from Banks	43.42	253.05
D. Buyer’s Credit from banks	1,016.62	338.73

Total	1,811.06	1,720.08

Notes:

1.	Debentures referred at A above includes (a) Rs. 100 Crore of the Company secured by a first charge on pari passu basis in favour of the Trustees for the Debentures on the immovable properties situated at Tuticorin in the State of Tamilnadu; Lonawala and Pune in the State of Maharashtra, Chinchpada in the Union Territory of Dadra & Nagar Haveli and Mouje Chatral of Kalol Taluka, District Gandhinagar, Gujarat.(b) Rs. 499.99 Crore of BALCO secured by pari passu charge on the movable and immovable properties.

2.	The Term Loans at B above are of BALCO secured by pari passu charge on movable properties, present and future, tangible or intangible, and assets other than current assets and charge on immovable properties.

3.	Working Capital Loans at C above are of BALCO Secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based as well as non-fund based facilities.

4.	The Buyer’s credit at D above of BALCO for Rs. 1,016.62 Crore are secured by hypothecation by way of exclusive, pari passu and subservient charge on all charge on all present and future goods, movable properties including current assets and mortgage on the immovable properties of the Company.
Schedule 5
Unsecured Loans:

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

A. Deferred Sales Tax Liabilities	68.76	57.59
B. 4% Convertible Senior note of US$1,000 per note (refer note number 39 of Schedule 21)	2,222.55	—
C. Loans from Banks/Financial Institutions
(i) Foreign Currency Loans	199.94	123.79
(ii) Rupee Loans	549.75	539.23
D. Buyer’s Credit from banks*	4,407.54	4,515.31
E. Others	0.39	57.50

Total	7,448.93	5,293.42

*	(net of arrangement fees paid in advance)

Notes:

1)	Amount due within one year Rs. 4,592.42 Crore (Previous year Rs. 4,616.69 Crore).

2)	Loans above includes amount of commercial paper at the end of the year of Rs. NIL (Previous Year Rs. NIL). Maximum amount outstanding at any time during the year was Rs. 1,739.73 Crore (Previous year Rs. NIL)

122      Sterlite Industries (India) Limited Annual Report 2010
Schedules forming part of the Consolidated Balance Sheet
continued
Schedule 6
Fixed Assets:

	(Rs. in Crore)
											Net Block
											Before
	Gross Block					Depreciation					Impairment	Impairment		Net Block
		On	Additions/				On		Deductions/
		acquisition	Adjustments				acquisition		Adjustments
	As at	of	(refer note	Deductions/	As at	Upto	of	For the	(refer note	Upto	As at	As at		As at	As at
Nature of Fixed assets	01.04.2009	subsidiary	no. 12)	Adjustments	31.03.2010	31.03.2009	subsidiary	Year	no. 12)	31.03.2010	31.03.2010	31.03.2010		31.03.2010	31.03.2009

Goodwill on consolidation	1,052.53	—	227.32	—	1,279.85	—	—	—	—		1,279.85	—		1,279.85	1,052.53
Land	156.46	—	27.70	2.25	181.91	28.97	—	1.33	—	30.30	151.61	—		151.61	127.49
Buildings	1,162.74	—	235.17	2.05	1,395.86	310.41	—	53.45	28.97	334.89	1,060.97	3.50		1,057.47	848.83
Buildings (leasehold)	6.34	—	—	—	6.34	2.48	—	—	0.35	2.13	4.21	—		4.21	3.86
Plant & Machinery	12,167.18	—	2,040.24	25.02	14,182.40	4,131.54	—	647.81	150.87	4,628.48	9,553.92	81.15		9,472.77	7,954.49
Furniture & Fixtures	35.82	—	2.94	0.95	37.81	21.48	—	2.16	0.92	22.72	15.09	—		15.09	14.34
Data Processing Equipment	24.58	—	0.94	0.02	25.50	18.04	—	2.02	0.01	20.05	5.45	—		5.45	6.54
Office Equipments	93.87	—	33.07	1.24	125.70	40.83	—	7.76	1.06	47.53	78.17	—		78.17	53.04
Electrical Fittings	50.08	—	0.53	—	50.61	12.05	—	2.39	—	14.44	36.17	—		36.17	38.03
Vehicles	27.59	—	12.59	2.99	37.19	11.61	—	2.14	1.30	12.45	24.74	—		24.74	15.98
Mine reserve and development	411.42	—	80.83	—	492.25	411.26	—	73.71	—	484.97	7.28	—		7.28	0.16
Railway Siding	62.87	—	2.46	—	65.33	24.47	—	5.48	—	29.95	35.38	—		35.38	38.40
Rehabilitation Asset	20.85	—	3.66	4.20	20.31	13.78		5.77	—	19.55	0.76	—		0.76	7.07
Asset Retired from Active use	1.93	—	224.50	74.41	152.02	1.84	—	0.05	(96.37)	98.26	53.76	32.59	*	21.17	0.09
Intangible Assets**
Investment in Shares	98.41	—	—	—	98.41	37.70	—	4.67	—	42.37	56.04	—		56.04	60.71
Computer Software	6.77	—	13.39	—	20.16	2.54	—	3.84	—	6.38	13.78	—		13.78	4.23
Technical know-how	7.29	—	—	—	7.29	1.22	—	0.38	—	1.60	5.69	—		5.69	6.07

TOTAL:	15,386.73	—	2,905.34	113.13	18,178.94	5,070.22	—	812.96	87.11	5,796.07	12,382.87	117.24		12,265.63	10,231.86

Previous Year	14,563.73	0.11	895.42	72.53	15,386.73	4,445.27	0.03	669.04	44.12	5,070.22	10,316.51	84.65		10,231.86	—
Capital Work in Progress***														11,084.37	6,978.58

*	Refer note number 12 of Schedule 21

**	Other than internally generated

***	Refer note number 11 of Schedule 21

Notes:

1	Land includes leasehold land of Rs. 156.07 Crore (Previous Year Rs.129.58 Crore).

2	In case of HZL, title deeds are still to be executed in respect of 10.63 acres of free hold land at Vishakapatnam.

3	In case of BALCO transfer of some of title deeds is pending in respect of certain land.

4	Some land & quarters of BALCO including 40 nos. quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba and Bidhan Bagh have been unauthorisedly occupied by others for which evacuation efforts are in progress.

5	Buildings (free-hold) include (a) Cost of Shares of Rs. 750 in Co-op. housing society, (b) Cost of shares of Rs. 750 in Co-operative societies representing possession of office premises, (c) a residential flat in the joint names of the Company and one of its Directors.

6	Gross block of buildings of HZL includes Rs.1.03 Crore wherein bifurcation of the cost between land and building is not ascertained (previous year Rs. 1.03 Crore).

7	Plant and Machinery (Gross Block) include Rs.3.73 Crore (previous year Rs.3.73 Crore) and Rs. 1.68 Crore (previous year Rs. 1.68 Crore) being the amount spent for laying water pipe line and power line respectively, the ownership of which vests with the State Government Authorities.

8	Plant and machinery of BALCO includes capital expenditure of Rs. 25.16 Crore pertaining to Captive Power Plant which has been installed at the premises of National Thermal Power Corporation Ltd. in view of convenience of operations.

9	Additions to Gross block include gain of Rs. 99.26 Crore (Previous year Gain of Rs. 24.33 Crore) and Depreciation/Deletion is net of loss of Rs. 95.36 Crore (Previous year Gain of Rs. 24.51 Crore) on account of translation of fixed assets and depreciation to date respectively of foreign subsidiaries, the effect of which is considered in Foreign currency translation reserve.

10	Capital work in progress is net of provision for impairment of Rs. 147 Crore (Previous year Rs. 147 Crore).

11	Addition to Capital work in progress includes interest and finance charges amounting to Rs. 110.72 Crore (Previous Year Rs. NIL) capitalised on account of borrowing cost.

12	Additions/adjustments and Deletion/adjustments includes movement in Gross Block and Accumulated Depreciation respectively on account of classification of old unit as assets held for sale. Accordingly, the related fixed assets have been reclassified under the head Asset retired from Active Use. The details of movements as referred are as follows:

		Accumulated
Particulars	Gross Block	Depreciation	Net Block

(i) Land	1.74	—	1.74
(ii) Buildings	30.88	28.77	2.11
(iii) Plant and Machinery	191.87	130.47	61.40
(iv) Vehicles	0.01	—	0.01

Total	224.50	159.24	65.26

Sterlite Industries (India) Limited Annual Report 2010     123
Financial Statements
Schedule 7
Inventories:

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Raw Materials	1,112.66	762.47
Work-in-Process	1,274.94	1,071.60
Finished Goods	112.18	117.36
Stores, Spares, Packing Materials & Others	482.94	507.62

Total	2,982.72	2,459.05

Schedule 8
Sundry Debtors:

		As at		As at
		31 March		31 March
		2010		2009
		(Rs. in Crore)		(Rs. in Crore)

Unsecured, Considered Good (Unless otherwise stated)
(a) Due for a period exceeding 6 months:
— considered good		1.95		34.10
— considered doubtful	7.04		1.95
Less:- Provision for Doubtful Debts	7.04	—	1.95	—

(b) Others — considered good*		568.97		841.93

Total		570.92		876.03

*	Includes secured debtors of Rs. 67.64 Crore (Previous year Rs. 65.05 Crore)
Schedule 9
Cash and Bank Balances:

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Cash on hand	0.46	0.36
Balance with Scheduled Banks in:
(i) Current Accounts including Cheques in Hand	170.32	287.20
(ii) Deposit Accounts#	3,150.00	5,171.87
(iii) Dividend/Debenture/Debenture Interest Accounts*	5.65	5.62
Balance with Non Scheduled Banks	11.33	39.78

Total	3,337.76	5,504.83

			Maximum balance at any
	As at		time during the year
	31 March	31 March
Name of the Bank	2010	2009	2009-10	2008-09

Fortis Bank	0.01	—	0.21	—
National Bank	—	0.01	0.07	0.01
Emirates Bank, UAE	1.48	1.59	62.94	1.59
ANZ Bank, Australia	9.84	38.18	260.96	151.10

#	Includes (i) Margin money Account amounting to Rs. 6.03 Crore (Previous year Rs. 5.89 Crore), (ii) Fixed Deposit in lien with bank amounting to Rs. 0.36 Crore (Previous year Rs. 715.14 Crore).

*	Includes Fixed deposit of NIL (Previous year Rs. 0.10 Crore) under lien with bank.

124      Sterlite Industries (India) Limited Annual Report 2010
Schedules forming part of the Consolidated Balance Sheet
continued
Schedule 10
Other Current Assets

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Interest accrued on investments and Fixed deposits	120.70	81.17

Total	120.70	81.17

Schedule 11
Loans & Advances (Unsecured & Considered Good Unless Otherwise Stated):

		As at	As at
		31 March	31 March
		2010	2009
		(Rs. in Crore)	(Rs. in Crore)

Advances recoverable in cash or in kind or for value to be received
— Considered Good*	928.69		933.42
— Considered Doubtful	15.27		15.79

	943.96		949.21
Less: Provision for Doubtful Advances	15.27		15.79

		928.69	933.42
Loans and advances given to Fellow Subsidiary**		680.53	562.07
Balances with Central Excise Authorities
— Considered Good	145.59		43.41
— Considered Doubtful	0.69		0.69

	146.28		44.10
Less: Provision for Doubtful Advances	0.69		0.69

		145.59	43.41
Income Tax — Advance Tax and Tax Deducted at Source (Net of Provision)		66.54	10.76
MAT Credit Entitlement		9.39	—
Fair value Derivative Hedging receivable		11.28	153.78
Deposits		108.72	162.46
Loans Given to Associate Company (including overdue interest of Rs. 59.57 Crore) ***		8,548.57	849.00

Total		10,499.31	2,714.90

*	Includes (a) Secured advances of Rs. 1 7.54 Crore (Previous year Rs. 19.38 Crore) (b) Rs. NIL (Previous Year Rs. NIL) Vedanta Resources Plc respectively, the companies under the same management [Maximum amount outstanding during the year Rs. NIL (Previous year Rs. 8.53 Crore)]

**	Includes Rs. 680.53 Crore (Previous year Rs. 562.07 Crore) due from Konkola Copper Mines Plc, the Company under the same management [Maximum amount outstanding during the year Rs. 725.52 Crore (Previous year Rs. 570.28 Crore)]

***	Represents amount due from Vedanta Aluminium Limited, the company under same management [Maximum amount outstanding during the year Rs. 8,654.58 Crore (Previous year Rs. 849 Crore)]

Sterlite Industries (India) Limited Annual Report 2010     125
Financial Statements
Schedule 12
Current Liabilities & Provisions:

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

1. Current Liabilities:
Sundry Creditors*	2,882.73	2,374.68
Other Liabilities	830.50	704.21
Investor Education and Protection Fund
(a) Unclaimed Dividend	3.84	3.68
(b) Unclaimed Matured Deposits	0.08	0.08
(c) Unclaimed Matured Debentures	1.92	2.05
(d) Interest Accrued on (a) to (c) above	0.27	0.27
Interest accrued but not due on Loans	91.37	80.49

Total	3,810.71	3,165.46

*	The Company has not received any intimation from “suppliers” regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006 and hence disclosures relating to amount unpaid as at year end together with interest paid/payable under this Act have not been given.

2. Provisions:
Provision for Current Tax & Fringe Benefit Tax (Net of taxes paid and TDS)	83.51	67.55
Provision for Dividend to Minority Equity Shareholder of Subsidiary and Tax thereon	106.85	72.52
Proposed Dividend on Equity Shares	315.15	247.97
Provision for Tax on Proposed Dividend	80.15	61.28
Provision For Compensated Absences/Superannuation/Gratuity	167.18	135.12
Provision for Rehabilitation	36.84	32.84
Other Provisions**	273.57	158.47
Fair Value Derivative hedging Payable	57.94	263.91

	1,121.19	1,039.66

Total	4,931.90	4,205.12

**	The Company has recognised liability based on substantial degree of estimation for:-
(i)	Excise duty payable on clearance of goods lying in stock as on 31 March, 2009 of Rs. 17.79 Crore as per the estimated pattern of despatches. As against it, during the year Rs. 17.87 Crore has been incurred for clearance of such goods. The additional amount of Rs. 0.07 Crore has been charged off to Profit and loss account. Liability recognised under this class for the year is Rs. 14.26 Crore which is outstanding as on 31 March 2010. Actual outflow is expected in the next financial year.

(ii)	Final price payable on purchase of copper concentrate for which the quotational period price was not finalised as on 31 March, 2009, a provision of Rs. 140.68 Crore based on forward LME rate of copper and LBMA rate of precious metals was made. As against it, during the year Rs. 153.31 Crore has been incurred towards final price settlement. The additional amount of Rs. 12.63 Crore has been charged to profit and loss account under raw-material consumption. Liability recognised under this class for the year is Rs. 259.31 Crore which is outstanding as on 31 March 2010. Actual outflow is expected on finalisation of quotational period price in the next financial year.

126      Sterlite Industries (India) Limited Annual Report 2010
Schedules forming part of the Consolidated Profit & Loss Account
continued
Schedule 13
Other Income:

	Year ended	Year ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Gain on Fair Valuation of Embedded Derivatives	58.66	—
Gain on mark to market of Current Investments	138.42	130.32
Dividend on Current Investments	591.29	897.72
Profit on Sale of Current Investments (net)	131.96	95.22
Profit on sale/discarding of Fixed Assets (net)	10.26	1.04
Interest on:
Loans	162.91	43.42
Current investments	190.83	5.21
Others	358.19	423.41
(Tax Deducted at Source Rs. 124.89 Crore, Previous Year Rs. 73.48 Crore)
Unclaimed Liabilities/Provisions written back (Net)	40.17	19.66
Wheeled Power	90.27	119.44
Miscellaneous Income	186.39	216.98
Foreign Exchange Difference (net)	—	201.84

Total	1,959.35	2,154.26

Schedule 14
Variation in Stock:

	Year ended	Year ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Closing Stock:
Work-in-Process	1,274.94	1,071.60
Finished Goods	112.18	117.36

	1,387.12	1188.96

Opening Stock:
Work-in-Process	1,071.60	1,336.78
Finished Goods	117.36	130.94

	1,188.96	1,467.72

Variation In Stock	198.16	(278.76)

Schedule 15
Manufacturing & Other Expenses:

	Year ended	Year ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Raw materials consumed	12,273.56	10,279.87
Stores & Spares	826.43	874.95
Power, Fuel & Water	1,953.38	2,131.83
Machinery Repairs	500.94	453.12
Building Repairs	29.04	29.38
Other Repairs	22.06	19.52
Carriage Inward	53.27	54.77
Excise Duty	(5.35)	8.44
Rehabilitation and Redundancy	3.89	0.45
Mining Expenses	172.70	166.22
Royalty	612.79	364.24
Other Manufacturing Expenses	268.22	239.42

Total	16,710.93	14,622.21

Sterlite Industries (India) Limited Annual Report 2010     127
Financial Statements
Schedule 16
Personnel:#

	Year ended	Year ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Salaries, Wages, Bonus & Commission*	698.96	621.72
Contribution to Provident Fund, ESIC and other Funds	39.21	33.44
Employees’ Welfare & Other Amenities	84.25	85.32
Gratuity	31.54	15.60

Total	853.96	756.08

#	Net of recoveries

*	(Refer note number 30 of Schedule 21)
Schedule 17
Selling and Distribution:

	Year ended	Year ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Packing Expenses	10.25	12.28
Carriage Outward	311.11	338.46
Commission & Brokerage	5.37	8.91
Other Expenses	40.44	32.60

Total	367.17	392.25

Schedule 18
Administration & General:*

	Year ended	Year ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Rent	3.53	2.75
Rates & Taxes	12.08	12.66
Insurance	37.08	35.72
Conveyance & Travelling Expenses	18.45	19.79
Directors’ Sitting Fees	0.20	0.19
Bad Debts and Advances written off	21.86	—
Provision for doubtful debts/advances	5.98	0.72
General Expenses	269.54	243.26
Foreign Exchange Difference including forward premium (net)	142.72	—

Total	511.44	315.09

*	Net of recoveries
Schedule 19
Interest & Finance Charges:

	Year ended	Year ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

On Debentures and Fixed Loans	194.01	139.34
Others	136.24	236.35
Bank charges	12.10	21.59

Total	342.35	397.28

128      Sterlite Industries (India) Limited Annual Report 2010
Schedules forming part of the Consolidated Profit & Loss Account
continued
Schedule 20
Exceptional Items:

	Year ended	Year ended
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Provisions/Payments towards project expenses*	273.53	—
Voluntary Retirement Expenses	23.43	—
Writeback of provision for impairment	—	(79.00)
Loss on sale of Investments	—	152.03
(write back), provision and payment towards corporate guarantees	—	(128.34)

Total	296.96	(55.31)

*	(Refer note number 5 of Schedule 21)

Sterlite Industries (India) Limited Annual Report 2010     129
Financial Statements
Notes Forming Part of the Consolidated Accounts
Schedule 21
1.	Statement of significant accounting policies:
(a)	Basis of Consolidation:
(I)	The Consolidated financial Statements relate to Sterlite Industries (India) Limited (‘the Company’), its subsidiary companies and its associate Company. The Consolidated financial statements have been prepared on the following basis:
(i)	The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together the value of like items of assets, liabilities, income and expenses after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profit or loss.

(ii)	The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances with certain exceptions mentioned in Note 9 below and are presented to the extent possible, in the same manner as the Company’s separate financial statements.

(iii)	The difference between the cost of investments in the subsidiaries over the net assets at the time of acquisition of shares in the subsidiaries is recognised in the financial statements as Goodwill, which is not being amortised, or Capital Reserve as the case may be.

(iv)	Minority Interest’s share of net profit of Consolidated financial statements for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the Company.

(v)	Minority Interest’s share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the Company’s shareholders.

(vi)	In case of associate where the Company directly or indirectly through subsidiaries holds more than 20% of equity Investments in associate are accounted for using equity method in accordance with Accounting Standard (AS) 23 – “Accounting for Investments in associates in Consolidated Financial Statements”.

(vii)	The Company accounts for its share in the change in the net assets of the associate, post acquisition, after eliminating unrealised profits and losses resulting from transaction between the Company and its associate to the extent of its share, through its profit and loss account to the extent such change is attributable to the associates’ profit and loss account and through its reserves for the balance, based on available information.

(viii)	The difference between the cost of investment in the associate and the share of net assets at the time of acquisition of shares in the associate is identified in the financial statements as Goodwill or Capital Reserve as the case may be.
(II)	Financial Statements of Foreign Subsidiaries — Monte Cello BV, Thalanga Copper Mines Pty Limited, Copper Mines of Tasmania Pty Limited, Fujairah Gold FZE and Sterlite (USA) Inc have been converted in Indian Rupees at following Exchange Rates:-
(i)	Revenue and Expenses: At the Average of the year.

(ii)	Assets and Liabilities: At the end of the year.
The resultant translation exchange difference has been transferred to Foreign Currency Translation Reserve.
(b)	Investments other than in subsidiaries and associates have been accounted as per Accounting Standard 30 on Financial Instruments: Recognition and Measurement issued by The Institute Of Chartered Accountants Of India.

(c)	Other significant accounting Policies:

These are set out in the notes to accounts under significant accounting Policies for financial statements of the respective companies — Sterlite Industries (India) Limited (SIIL), Copper Mines of Tasmania Pty Limited (CMT), Thalanga Copper Mines Pty Limited (TCM), Monte Cello BV, Bharat Aluminium Company Limited (BALCO), Sterlite Infra Limited (formerly known as Sterlite Paper Limited), Sterlite Opportunities and Ventures Limited (SOVL), Hindustan Zinc Limited (HZL), Sterlite Energy Limited (SEL), Talwandi Sabo Power Limited (TSPL), Fujairah Gold FZE and Sterlite (USA) Inc.

130     Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Consolidated Accounts continued
Schedule 21 continued
2	Following Subsidiary Companies and Associate Company have been considered in the preparation of Consolidated Financial Statements:

Subsidiaries

			%
			Voting Power
	Country of	Basis of	held by
Name of the Company	Incorporation	Subsidiary	the parent

Copper Mines of Tasmania Pty Limited*	Australia	Shareholding	100
Thalanga Copper Mines Pty Limited*	Australia	“	100
Monte Cello BV	Netherland	“	100
Bharat Aluminium Company Limited	India	“	51
Sterlite Infra Limited (Formerly known as Sterlite Paper Limited)	India	“	100
Talwandi Sabo Power Limited **	India	“	100
Sterlite Opportunities and Ventures Limited (SOVL)	India	“	100
Sterlite (USA) Inc.	USA	“	100
Hindustan Zinc Limited***	India	“	64.92
Sterlite Energy Limited	India	“	100
Fujairah Gold FZE ****	UAE	“	100

*	100% subsidiary of Monte Cello BV.

**	100% subsidiary of Sterlite Energy Limited

***	Subsidiary of SOVL.

****	100% subsidiary of Copper Mines of Tasmania Pty Limited
Associate

		%
		Voting Power
	Country of	held by
Name of the Company	Incorporation	the parent

Vedanta Aluminium Limited (VAL)	India	29.5

3	Financial statements of Monte Cello BV have not been audited in accordance with the Statutory size exemption under Article 396, Title 9, Book 2, of the Dutch civil code. Financial statements of Sterlite (USA) Inc. is unaudited.

4	The carrying amount of investment is net of capital reserve arising on acquisition of associate Rs. 13.52 Crore (Previous year Rs. 13.52 Crore).

5	During the year the plan proposed by ASARCO and sponsored by the Company’s wholly owned subsidiary, Sterlite (USA) Inc was rejected by the US District Court. The Company has preferred to file an appeal against the order of US District Court. Subsequently, the Bankruptcy Court also approved the motion of ASARCO to terminate the settlement and Purchase and Sale Agreement (PSA) and allow it to draw on the USD 50 million Letter of Credit. The Company has contested the same and has filed an application before the Bankruptcy Court for refund of USD 50 million drawn down by ASARCO and payment of compensation for legal expenses. The Company has provided Rs. 273.53 Crore (being the USD 50 million referred to above and other expenses related thereto) as exceptional item during the year ended 31 March 2010. Based on the legal advice received, the Company has treated these expenses as deductible in computing tax expense for the year. Further in March 2010, ASARCO has filed a complaint in US Bankruptcy Court for the alleged breach of the PSA signed in May 2008.

6	Lanjigarh Scheduled Area Development Foundation (LSADF) was incorporated on 23 Jan 2009 (an SPV formed as Supreme Court order) under section 25 of the Companies Act, 1956 as wholly owned Company with paid up capital of Rs. 0.05 Crore with main object to engage in activities for welfare and development of the people of the district of Kalhandi and Rayagada in the state of Orissa belonging to poor and weaker section. Investment in LSADF amounting to Rs. 0.03 Crore (Previous Year Rs. 0.03 Crore) has been shown under Advances recoverable in cash or in kind or for value to be received in Schedule 11.

The Govt. of Orissa (GOO), was of the opinion that the SPV should be incorporated by them rather than by Sterlite Industries (India) Limited (SIIL) and hence, a new SPV, viz., Lanjigarh Project Area Development Fund (LPADF) has been incorporated on 06 October 2009 with the same objects that of LSADF with a capital of Rs. 5 lacs and with GOO, Orissa Mining Corporation Limited and SIIL as promoter. The existing SPV Company, LSADF, will be closed and steps for striking off the name of the LSADF u/s 560 of the Companies Act, 1956 has been taken.

Sterlite Industries (India) Limited Annual Report 2010     131
Financial Statements
Schedule 21 continued
7	(a)	During the year, the Company has received 6,94,37,960 equity share on account of Split of Face value from Rs. 10 to Rs. 2 per share and 16,53,22,677 equity shares on account of Bonus issue in the ratio of 1.90:1 from Vedanta Aluminium Limited.

	(b)	During the year, the Company has received 12,78,555 equity share on account of Split of Face value from Rs. 5 to Rs. 2 per share and 21,30,925 equity shares on account of Bonus issue in the ratio of 1:1 from Sterlite Technologies Limited.
8	Loan in previous year amounting to Rs. 56.96 Crore was payable to Monte Cello Corporation NV, Netherlands. This loan was assigned by Citibank to Monte Cello Corporation upon acquisition of CMT. The entire Loan has been paid off during the year.
9	(i)	In respect of following items Accounting Policies followed by the subsidiary companies are different than that of the Company:

			As at
			31 March
			2010	Proportion
Item	Particulars		Rs. in Crore	to the Item

(a) Depreciation	BALCO has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the Company:
	(i) Medical/Office Equipment, Air Conditioners, Furniture and Electrical Appliances.	20%	0.95	0.13%
	(ii) Personal Computer and Electronic Equipment.	33.33%	0.80	0.11%
	(iii) Leasehold land including land development expenses.	Over 20 Years	0.32	0.04%
	(iv) Red Mud Pond and Ash Dyke.	Over technically estimated life	0.00	0.00%
	HZL has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the Company:
	Individual items of Plant & Machinery and vehicles costing upto Rs. 25,000/–	100%	0.90	0.12%
	TSPL has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the Company:
	Temporary building	20%	0.12	0.02%

(b) Fixed Assets	For the purpose of depreciation, in case of HZL additions/disposals are reckoned on the first day and last day of quarter respectively.	Additions	2,395.86	82.46%
		Disposals	10.71	9.47%

(c) Inventory	BALCO and HZL has determined Cost of Inventory as per Weighted average method as against FIFO method being followed by the Company.		574.16	22.97%

(ii)	The financial statements of MCBV, CMT, TCM & Fujairah Gold FZE are general purpose financial reports which have been prepared in accordance with generally accepted accounting principles and complies with other requirements of the law of the country in which the companies are incorporated. The Financial statements of those foreign subsidiaries reflect total income of Rs. 1,617.63 Crore (Previous year Rs. 880.33 Crore) and total expenditure of Rs. 1,553.48 Crore (Previous year Rs. 566.65 Crore) for the year ended 31 March 2010 and total assets of Rs. 1,566.03 Crore (Previous year Rs. 1,338.64 Crore) and total Liabilities of Rs. 410.16 Crore (Previous year Rs. 424.15 Crore) as on 31 March 2010. The proportion of income, expenditure, assets and liabilities are 6.13%, 7.41%, 2.56%, 2.61% (Previous year 3.78%, 3.08%, 2.97%, 2.19%) respectively to the Consolidated financial Statements.

132     Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Consolidated Accounts continued
Schedule 21 continued
10	Break-up of deferred tax liability arising out of timing difference are:

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

Liabilities
Related to Fixed Assets	1,514.15	1,335.91
Reinstatement of financial assets/liabilities	27.55	50.74
Timing differences towards Convertible Senior Note	30.04	—
Others	39.49	80.28

Total	1,611.23	1,466.93

Assets
Provision for doubtful advances	4.17	4.42
Payment for VRS	31.36	1.32
Others	23.27	53.62

Total	58.80	59.36

Deferred tax liability (net)	1,552.43	1,407.57

11	Capital Work-in-Progress includes:

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

a. Advances for Capital expenditure	1,984.25	1,439.72
b. Pre-operative expenditure (net):–
Opening Balance	324.02	17.96
Add: Pre-operative expenditure:
(i) on account of acquisition of subsidiary	—	14.76
(ii) Power fuel & water	—	0.10
(iii) Stores & spares	0.66	0.02
(iv) Building Repairs	—	0.07
(v) Machinery Repairs	—	0.02
(vi) Personnel Expenses	29.77	12.71
(vii) General Expenses	15.91	14.10
(viii) Interest Others	193.98	287.19
(ix) Depreciation expenses	0.42	0.26

Total Expenditure	564.76	347.19
(x) Dividend on current investments	5.31	5.33
(xi) Profit on sale of investments (net)	3.71	7.56
(xii) Interest Others	204.61	10.28

Total Income	213.63	23.17

	351.13	324.02

12	In accordance with the Accounting Standards (AS-28) on “Impairment of Assets”, during the year the Company has carried out a review to identify whether the recoverable value of any fixed assets is lower than its book value. Accordingly, a provision for impairment amounting to Rs. 32.59 Crore (previous year Rs. 20.58 Crore) has been made in the Profit and Loss Account.

13	Excise duty:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(a) Excise duty shown as a reduction from turnover	1204.00	1,629.49
(b) Excise duty charged to profit and loss account
— difference between closing and opening stock	(4.83)	(10.05)
— Excise duty not billed to customers	(0.60)	18.08
— shortages, etc.	0.08	0.41

Total	(5.35)	8.44

Sterlite Industries (India) Limited Annual Report 2010     133
Financial Statements
Schedule 21 continued
14	Payment to Auditors comprise of:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(a) Statutory Auditors:
Audit fees	2.45	1.68
Tax Audit fees	0.71	0.89
Certifications and Others*	4.48	3.13
Out of pocket expenses	0.71	0.13

	8.35	5.83

(b) Cost Auditors:
Cost Audit fees	0.01	0.01

*	includes Rs. 1.05 Crore related to ADR adjusted against Security Premium.
15	Managerial Remuneration:

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

A. Remuneration to Executive Directors of the Company*
(i) Salary & perquisites	7.67	12.41
(ii) Contribution to Provident & other funds	0.80	1.03
(iii) Other Benefits	2.00	1.66

	10.47	15.10

B. Commission to Non-Executive Directors as determined by the Board	0.45	0.38

*	The above remuneration excludes provision for gratuity & leave encashment.
16	In accordance with the Hon’ble Supreme Court’s directives, BALCO had made an advance payment of Rs. 6.14 Crore to the workmen during the period of strike from 2 March, 2001 to 8 May, 2001. The Hon’ble Supreme Court has not issued any further direction in this matter.

17	BALCO is yet to execute an agreement for the purchase of 171.44 acres of Korba Super Thermal Power Station land for captive power plant and 34.74 acres land for captive power plant staff quarters. This land was transferred at the time of takeover of captive power plant from National Thermal Power Corporation of India. Transfer of title deeds is also pending in respect of certain land.

18	BALCO has recognised claims recoverable from Madhya Pradesh Electricity Board (MPEB)/Chhatisgarh State Electricity Board (CSEB) amounting to Rs. 10.08 Crore (Previous year Rs. 10.08 Crore), which are disputed by them. BALCO is also disputing the claim for Electricity duty/surcharge made by MPEB/CSEB amounting to Rs. 15.25 Crore (Previous year Rs. 15.05 Crore). The net amount recoverable/payable can be ascertained on settlement of the disputes.

19	BALCO has a receivable of Rs. 16 Crore in respect of the balance claim for material damage claim recognised in 2006-07. Of the aggregate recognised claim of Rs. 36 Crore, the Company received adhoc payments of Rs. 12 Crore in March 2007 and Rs. 8 Crore in March 2008 and for balance Rs. 16 Crore, arbitration proceedings are on and final date of hearing is fixed in May 2010. The Company has obtained a legal opinion and is of the view that it has good arguable case for getting the claim settled in 2010-11.

20	BALCO, in terms of a Memorandum of Understanding signed with the Government of Chhatisgarh, commenced its 1200 MW power projects. Arising from the Company’s growing needs of power, consequent to its planned expansions, the Board of BALC0 determined that this power project related assets Rs. 2,106.18 Crore (Previous year Rs. 1285.99 Crore) will be used for generating power to be used captively.

21	Sterlite Energy Limited (SEL) has paid monies to Orissa Industrial Mining Corporation (OIDCO) towards allotment of land, disclosed as Capital work in progress. Further, SEL has entered into mutual understanding with VAL for the said land, wherein on allotment, the land shall be allocated between the both the parties on an agreed basis.

134     Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Consolidated Accounts continued
Schedule 21 continued
22	Rs. 1.10 Crore (previous year Rs. 1.10 Crore) not credited to Investor Education and Protection fund due to pending legal cases.

23	In HZL, intangible assets represents Rs. 98.41 Crore (Previous year Rs. 98.41 Crore) being long term investment in equity shares of Andhra Pradesh Gas Power Corporation Limited, Hyderabad, which entitles the Company to draw power in Andhra Pradesh for its Vishakapatnam unit. This has been amortised as a fixed asset. Amortisation for the year is Rs. 4.67 Crore (Previous year Rs. 4.67 Crore), cumulative Rs. 42.38 Crore (Previous year Rs. 37.71 Crore).

24	SEL has entered into secured term loan facility of $140 million with India Infrastructure Finance Company (UK) Limited as lender and Rs. 5,569 Crore with a syndicate of banks, with SBI acting as a facility agent, to finance the costs of construction of its 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of the Company as well as charges over trust and retention bank accounts. SEL has paid Rs. 40.60 Crore as upfront fees and syndication fees for the above loan facility which will be amortised using effective interest rate method as per AS 30 during the tenure of the loan. Pending disbursement, as of 31 March, 2010, the Company has drawn down Rs. 1,141.30 Crore as buyer’s credit and short term facility as interim disbursement.

25	SEL had entered into an EPC contract with SEPCO Electric Power Construction Corporation (SEPCO) for setting up 1,980 MW Independent Power Plant at Talwandi Punjab and had paid Rs. 493.75 Crore as mobilization advance. The said contract has been novated in the name of Talwandi Sabo Power Limited (TSPL) by virtue of a novation agreement dated 17 November 2009 between SEL, TSPL and SEPCO and all rights and obligations of SEL have been assigned to TSPL by virtue of the novation agreement. SEL has guaranteed to SEPCO to discharge TSPL’s obligation, including right of recourse to SEL under the guarantee, in case of failure of TSPL to perform its obligations under the EPC contract.

26	During the Current year, BALCO has received a demand from Chief Electrical Inspector, Government of Chhattisgarh to pay Rs. 240.43 Crore on account of electricity duty on generation of power of its 540 MW power plant due to non submission of Eligibility certificate. The Company has already applied for the eligibility certificate. On the basis of legal opinion obtained, the Company is of the view that it is legally entitled to receive the exemption from payment of electricity duty under the Industrial Policy 2001-06 and the demand raised by Chief Electrical Inspector is misconceived in law. Therefore, BALCO has neither recognised a provision nor disclosed as a contingent liability.

27	An under construction chimney at the 1200MW power plant project of BALCO, at Korba, collapsed on 23 September 2009 resulting in disruption of construction activities in the affected area. The cause of collapse is under judicial investigation. Consequent to the accident, a sum of Rs. 20.58 Crore, being the cost incurred by BALCO for construction of chimney, and Rs. 2.92 Crore for rescue and restoration expenses and other expenses have been incurred till date.

28	In terms of Scheme of Arrangement (Scheme) as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated 19 April, 2002 the Company during 2002-2003 reduced its paid up share capital by Rs. 10.03 Crore. There are 2,05,615 equity shares of Rs. 2 each pending clearance from NSDL/CDSL. A Special Leave Petition filed in the Hon’ble Supreme Court of India against the judgement of Hon’ble High Court of Mumbai by SEBI and Department of Company Affairs has been inter-alia dismissed. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the decision on which is pending.

29	The Debentures referred to in Schedule 4 of Balance Sheet at A are due for redemption as follows:
a)	6.64% debentures on 10 April, 2010 of Rs. 40 Crore; 8.24% debentures on 10 April, 2013 of Rs. 60 Crore

b)	12.25% Rated Taxable Secured redeemable Non-Convertible debentures of Rs. 499.99 Crore redeemable at par in three equal annual Instalments on 17 November 2013, 17 November 2014 and 17 November 2015.
30	Parent Company (Vedanta Resources plc) of the Company offers equity-based award plans to its employees, officers and directors based on the performance conditions as set out in the scheme, duly approved by the board of directors of the Company on 24 December 2003 and by the shareholders of the Company on 20 January 2004. The performance condition attached to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period or such period as the Board of Vedanta Resources Plc may determine with the performance of the companies as defined in the scheme from the date of grant. Under this scheme, initial awards under the LTIP were granted in February 2004 with further awards being made in June 2004, November 2004, February 2006, November 2007, February 2009, August 2009 and January 2010.

Sterlite Industries (India) Limited Annual Report 2010     135
Financial Statements
Schedule 21 continued
30	continued

The fair values were calculated using a Monte Carlo model with suitable modifications to allow for the specific performance conditions of the LTIP. The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends and the risk free rate of interest. A progressive dividend growth policy is assumed in all fair value calculations. Expected volatility has been calculated using historical share prices over the period to date of grant that is commensurate with the performance period of the option. The share prices of the mining companies in the Adapted Comparator Group have been modelled based on historical price movements over the period to date of grant which is also commensurate with the performance period for the option. The history of share prices is used to determine the volatility and correlation of share prices for the companies in the Adapted Comparator Group and is needed for the Monte Carlo simulation of their future TSR performance relative to the Company’s TSR performance. All options are assumed to be exercised six weeks after vesting.

The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share. Vedanta is obligated to issue the shares. In accordance with the terms of agreement between Vedanta and the Company, the grant date fair value of the awards is recovered by Vedanta from the Company. Accordingly, the parent, Vedanta, on the basis of fair value of options granted to the Company employees charged a proportionate cost to the Company in the amount of Rs. 28.81 Crore (Previous Year Rs. 51.56 Crore) which is charged to the Profit & Loss Account under the head ‘Personnel Expenses’.

The Parent Company has obtained an overall valuation of the option granted by it to Sterlite Group. Hence the information related to options granted to the eligible employees of the Company is not readily available and accordingly the movement in options has not been disclosed.

The assumptions used by actuary in the calculations of the charge in respect of the LTIP awards granted during the year are set out below:

Date of grant	1-Aug-09	1-Jan-10
Number of instruments	1,909,150	10,000
Exercise price	10 US Cents	10 US Cents
Share price at the date of grant	17.64 Pound	26.11 Pound
Contractual life	3 Years	3 Years
Expected volatility	70%	70%
Expected option life	3.2 years	3.2 years
Expected dividends	1.40%	1.40%
Risk free interest rate	2.30%	2.30%
Expected annual forfeitures	13.50%	13.50%
Fair value per option granted	12.026 Pound	17.80 Pound

31	The Company had recognised an amount of Rs. 57.80 Crore in the previous year as claims receivable on account of insurance claim due to the cooling tower failure, based on the confirmation from the insurers on a provisional estimate basis. During the year, the Company has written off an amount of Rs. 17.62 Crore in the Profit and Loss account based on the revised estimates by the Company.

32	General expenses include donations aggregating to Rs. 12 Crore (Previous Year Rs. NIL) made during the year to political parties (Indian National congress Rs. 5 Crore & Bharatiya Janata Party Rs. 7 Crore).

33	HZL, BALCO & SEL has export obligations of Rs. 465.37 Crore (Previous year Rs. 460.41 Crore), Rs. 2,127.28 Crore (Previous year Rs. 1,482.85 Crore) & Rs. 6,495.61 Crore (previous year Rs. 4,565.76 Crore) respectively against the import licenses taken for import of capital goods under Export Promotion Capital Goods Scheme & Advance License.

136     Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Consolidated Accounts continued
Schedule 21 continued
34	Prior to cessation of mining activities, Thalanga Copper Mines Pty Limited has entered into various joint venture operations for the purposes of mining and processing of copper concentrate and exploration for copper and other base metals. The Company’s participating interest in these joint ventures and entitlement to output is detailed below. The joint ventures reporting date is 30 June.

		Ownership Interest
Name of Venture	Principal activity	Current Year	Previous year

Highway	Mining	70.00%	70.00%
Reward	Mining	68.85%	68.85%
Mount Windsor Joint Venture	Exploration	70.00%	70.00%
Reward Deeps & Conviction	Mining	70.00%	70.00%

				Reward	(Rs. in Crore)
				Deeps &
Current Year	Highway	Reward	Exploration	conviction	Total

Current assets
Cash	2.01	0.21	—	—	2.22

Total Current Assets	2.01	0.21	—	—	2.22

Fixed Assets
Freehold land	—	2.06	—		2.06

Total non-current assets	—	2.06	—	—	2.06

Share of Assets employed in Joint Venture	2.01	2.27	—	—	4.28

				Reward	(Rs. in. Crore)
				Deeps &
Previous Year	Highway	Reward	Exploration	conviction	Total

Current assets
Cash	1.64	0.18	—	—	1.82

Total Current Assets	1.64	0.18	—	—	1.82

Fixed Assets
Freehold land	—	1.74	—		1.74

Total Fixed Assets	—	1.74	—	—	1.74

Share of Assets employed in Joint Venture	1.64	1.92	—	—	3.56

35	HZL has entered into Joint Venture with “Madanpur South Coal Company Limited” where it holds 18.05% (Previous year 18.05%) of ownership interest and has access upto 31.50 Million tonnes of coal. During the year, the Company has been allotted additional 13,536 shares amounting to Rs. 0.27 Crore in the same proportion of its ownership interest. The details of interest in Joint Venture are as follows:

Name of the Company:	Madanpur South Coal Company Limited
Country of incorporation:	India
Principal activities:	Mining of coal
Ownership interest:	18.05% (Previous year 18.05%)
Original Cost of investment:	Rs. 0.01 Crore (initial investment)

Sterlite Industries (India) Limited Annual Report 2010     137
Financial Statements
Schedule 21 continued
35	continued

Aggregate amounts related to the interest of the Company in joint venture:

	(Rs. in Crore)
	31 March	31 March
Summarised balance sheet as at	2010	2009

Assets
Fixed Assets	1.19	1.09
Current Assets	0.54	0.54
Profit and loss Account	0.36	0.19

Total	2.09	1.82

Liabilities
Unsecured Loan	0.01	0.01
Share Capital	2.08	1.81

Total	2.09	1.82

	(Rs. in Crore)
	31 March	31 March
Summarised Profit and Loss Account for the Year Ended	2010	2009

Income	—	—
Expenditure	0.17	0.07

Profit/(Loss)	(0.17)	(0.07)

36	Sterlite Energy Limited has subscribed to the memorandum of association of M/s Rampia Coal Mines & Energy Pvt. Ltd., a joint venture Company incorporated in India under Companies Act, 1956 for the purpose of development of coal block. The Company has invested 104,34,864 (Previous year: 52,17,432) equity shares of Re 1 each amounting to Rs. 104,34,864 (Previous year: 52,17,432) representing 17.391% of total equity shares. During the year ended 31 March 2010, 52,17,432 equity shares were allotted against the share application money given by the Company.

Following are the information pertaining to the Company’s interest in the above jointly controlled entity.

	(Rs. in Crore)
Particulars	Current Year	Previous year

Assets (Net of Liability)	1.04	1.04
Equity contribution	1.04	1.04

37	(a)	During the year 2004-05,the Company issued 3,58,60,049 equity shares of Rs. 5 each at a premium of Rs. 545 aggregating to Rs. 1972.30 Crore on Rights basis to existing share holders. In terms of Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (earlier known as SEBI (Disclosure and Investor Protection) Guidelines, 2000), proceeds of Rights Issue has been utilised as under:

		Actual utilisation (Rs. in Crore)
Utilisation	Planned	Till 31 March 2010	Till 31 March 2009

Investment in BALCO	900.00	—	—
Reduction in Term loans	520.00	520.00	520.00
Reduction in Current liabilities	551.00	551.00	551.00
Rights Issue expenses	1.30	1.19	1.19

Total	1,972.30	1,072.19	1,072.19

Balance amount of Rs. 900.11 Crore (Previous Year Rs. 900.11 Crore) is lying in debt mutual funds as at Balance sheet date and been grouped in Investments.
(b)
(i) During the year, the Company had issued 13,19,06,011 American Depository Shares (ADS) at US$12.15 per share, representing 13,19,06,011 underlying equity shares of Rs. 2/- each. As a result, the Issued, Subscribed & Paid up Equity Share Capital of the Company has increased by Rs. 26.38 Crore and Securities Premium by Rs. 7,626.50 Crore after adjusting ADS issue expenses. The proceeds is intended to be utilised for the further development of power generation business in india, planned capital expenditures, planned and other potential acquisitions of complementary business and other general purpose. Till 31 March 2010, the Company has utilised Rs. 7,020.07 Crore towards the referred purpose and the unutilised ADS proceeds have been invested temporarily in debt mutual funds in India.

138      Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Consolidated Accounts continued
Schedule 21 continued
37	continued
the Company has utilised Rs. 7,020.07 Crore towards the referred purpose and the unutilised ADS proceeds have been invested temporarily in debt mutual funds in India.

(ii)	The above referred ADS were issued before the fixation of record date for the purpose of payment of Dividend for financial year 2008-09 and since these ADS ranked pari passu with the existing equity shareholders, dividend for financial year 2008-09 were also paid to the said ADS holders which resulted in additional dividend payment of Rs. 53.54 Crore including dividend tax thereon in the current year.

(iii)	The net proceeds amounting to Rs. 8,050.93 Crore, received from the ADR issued in June 2007, were intended to be used for general corporate purposes, including capital expenditures and working capital, reduction of debt and for possible acquisitions of complementary businesses and consolidation of the ownership of subsidiaries, as mentioned in ADS offering document. Till 31 March 2010, the Company has fully utilised the entire proceeds for abovesaid purposes.
38	Arising from the Announcement of the Institute of Chartered Accountants of India (ICAI) on 29 March 2008, With effect from financial year ended 31 March 2008, the Company had chosen to early adopt “Accounting Standard — 30”, Financial Instruments: Recognition and Measurement” in its entirety read with limited revisions in various other Accounting Standard as published by ICAI. Accordingly all the financial assets and financial liabilities & derivatives have been remeasured at their respective fair values as against cost or market value whichever is lower. Coterminous with this, in the spirit of complete adoption, the Company has also implemented the consequential limited revisions in view of AS — 30 as have been announced by the ICAI.
Consequent to this adoption, current investments which under Accounting Standard-13 on “Accounting for Investments” are carried at the lower of cost and fair value, have been accounted for at fair value resulting in investment being valued at Rs. 172.36 Crore (Previous year Rs. 402.62 Crore) above their cost and the profit before tax being lower by Rs. 3.26 Crore (Previous year Rs. 271.74 Crore) and Investment revaluation reserve being higher by Rs. 32.60 Crore (Previous year Rs. 0.82 Crore).
39	During the year, the Company had raised USD 500 million through issue of 4% Convertible Senior Notes of USD 1,000 each at an initial conversion price of USD 23.33 per ADS. The Notes are convertible into 42.8688 ADSs per Note subject to adjustment in certain events.
As per AS 30 , at inception, the issue proceeds of Convertible Senior Note has been allocated to the conversion option (which is an embedded derivative) with the residual value allocated to the Notes to establish its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss with changes in fair value to be recognised in the Profit and Loss account, and the Notes been carried at amortised cost.
The conversion option amounting to Rs. 596.30 Crore and un-amortised borrowing costs amounting to Rs. 24.21 Crore as at 31 March 2010 is included along with 4% Convertible Senior note of US$ 1,000 per note , in Schedule 5 — Unsecured Loans .The referred accounting treatment of Notes has resulted into the profit net of tax for the year higher by Rs. 34.55 Crore.
40	Advance recoverable in cash or in kind includes Rs. 0.06 Crore (Previous year Rs. 0.06 Crore) due from Lake city Ventures Private Limited (formerly known as Sterlite Shipping Ventures Private Limited) in which directors are interested. Maximum amount outstanding at any time during the year is Rs. 0.06 Crore (Previous Year Rs. 0.06 Crore).
41	Disclosure on Financial and Derivatives Instruments
Derivative contracts entered into and outstanding as at Balance sheet date.
(a)	(i)	To hedge currency related risks, the Company has entered into forex forward covers. The nominal amounts of such derivative contracts outstanding as at Balance sheet date are Rs. 2,553.40 Crore (net of forward sell covers of Rs. 38.48 Crore) (Previous year Rs. 3,800.95 Crore)

	(ii)	For hedging commodity related risks:- Category wise break up is given below.

	As at 31 March 2010		As at 31 March 2009
Particulars	Purchases	Sales	Purchases	Sales

Forwards/Futures
Copper (MT)	7,550	7,125	25,125	24,000
Gold (Oz)	4,761	100,653	3,590	82,858
Silver (Oz)	50,093	940,322	106,052	1,299,485
Zinc (MT)	—	2,200	—	3,775
Lead (MT)	—	—	—	—

Sterlite Industries (India) Limited Annual Report 2010      139
Financial Statements
Schedule 21 continued
41	Disclosure on Financial and Derivatives Instruments continued
(b)	All derivative and Financial instruments acquired are for hedging purposes only.

(c)	Unhedged foreign currency exposure is as under:-

	Rs. in Crore
	As at
	31 March	31 March
	2010	2009

Payable	7,412.96	5,663.39
Unsecured Borrowings — Convertible Senior note	2,222.55	—
Receivable	1,002.49	758.68

42	Segment Information as per Accounting Standard 17 on Segment Reporting for the year ended 31 March 2010
I)	Information about Primary Business Segments.

	Business Segments														(Rs. in Crore)
	Copper		Aluminium		Zinc & Lead		Power		Others		Unallocated		Eliminations		Total
	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous
Particulars	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year

Revenue
External Sales	13,013.39	11,038.40	2,959.55	4,373.56	8,364.29	6,064.17	657.17	77.30	619.93	1,220.28	—	—	—	—	25,614.33	22,773.71
Intra Segment Sales	77.54	280.41	7.81	16.58	—	—	147.17	—	—	—	—	—	(232.52)	(296.99)	—	—
Gross Turnover	13,090.93	11,318.81	2,967.36	4,390.14	8,364.29	6,064.17	804.34	77.30	619.93	1,220.28	—	—	(232.52)	(296.99)	25,614.33	22,773.71
Less: Excise Duty recovered on Sales	555.05	702.49	220.91	456.54	420.90	461.20	—	—	7.14	9.26	—	—		—	1,204.00	1,629.49
Total Revenue	12,535.88	10,616.32	2,746.45	3,933.60	7,943.39	5,602.97	804.34	77.30	612.79	1,211.02	—	—	(232.52)	(296.99)	24,410.33	21,144.22

Results
Segment Result	636.66	1,129.66	378.21	685.66	4,446.42	2,567.02	342.04	33.20	10.38	234.96	—	—	—	—	5,813.71	4,650.50
Unallocated Corporate Expenses	—	—	—	—	—	—	—	—	—	—	168.94	49.42	—	—	168.94	49.42
Operating Profit/(loss)	636.66	1,129.66	378.21	685.66	4,446.42	2,567.02	342.04	33.20	10.38	234.96	(168.94)	(49.42)	—	—	5,644.77	4,601.08
Less: Interest Expenses	—	—	—	—	—	—	—	—	—	—	342.35	397.28	—	—	342.35	397.28
Add: Other Income	—	—	—	—	—	—	—	—	—	—	1,636.55	1,556.64	—	—	1,636.55	1,556.64
Less: Income Tax (including Deferred Tax)	—	—	—	—	—	—	—	—	—	—	1,232.97	855.03	—	—	1,232.97	855.03
Less: Exceptional items	—	—	23.43	—	—	—	—	—	—	—	273.53	(55.31)	—	—	296.96	(55.31)
Net Profit/(Loss)	636.66	1,129.66	354.78	685.66	4,446.42	2,567.02	342.04	33.20	10.38	234.96	(381.24)	310.22	—	—	5,409.04	4,960.72

Other Information
Segment Assets	4,849.28	4,740.23	6,695.06	5,703.20	8,148.12	6,089.21	7,662.65	5,045.99	430.75	404.40	—	—	—	—	27,785.86	21,983.02
Unallocated Corporate Assets	—	—	—	—	—	—	—	—	—	—	33,380.02	23,069.55	—	—	33,380.02	23,069.55
Total Assets	4,849.28	4,740.23	6,695.06	5,703.20	8,148.12	6,089.21	7,662.65	5,045.99	430.75	404.40	33,380.02	23,069.55	—	—	61,165.88	45,052.57
Segment Liabilities	977.06	1,047.63	771.36	972.31	968.77	881.03	1,195.71	431.44	66.57	9.49	—	—	—	—	3,979.47	3,341.90
Unallocated Corporate Liabilities	—	—	—	—	—	—	—	—	—	—	11,764.85	9,284.29	—	—	11,764.85	9,284.29
Total Liabilities	977.06	1,047.63	771.36	972.31	968.77	881.03	1,195.71	431.44	66.57	9.49	11,764.85	9,284.29	—	—	15,744.32	12,626.19

Capital Expenditure*	722.03	123.02	1,528.04	1,058.83	2,400.43	1,317.97	2,349.11	2,874.50	2.39	3.99	9.13	6.18	—	—	7,011.13	5,384.49
Depreciation & Amortisation	157.36	189.15	240.22	208.87	272.33	224.69	62.19	60.84	15.91	15.49	1.78	1.62	—	—	749.79	700.67
Non-cash Expenditure	20.74	—	7.10	0.72	—	—	—	—	—	—	—	—	—	—	27.84	0.72

*	Including movement in foreign currency translation reserve and reinstatement of goodwill on consolidation.

140      Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Consolidated Accounts continued
Schedule 21 continued
42	Segment Information as per Accounting Standard 17 on Segment Reporting for the year ended 31 March 2010 continued
(a)	Segments have been identified and reported taking into account, the different risks and returns, the organization structure and the internal reporting systems. The main business segment are, (i) Copper which consist of mining of copper concentrate, manufacturing of Copper Cathode, Continuous Cast Copper Rod, Anode Slime and Dore, (ii) Aluminium which consist of mining of bauxite and various aluminium products (iii) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (iv) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (v) Other business segment comprise of Phosphoric Acid, Infrastructure, Paper etc.

(b)	Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

II)	Information about secondary segment

	Current Year	Previous Year
Geographical Segment	Rs. in Crore	Rs. in Crore

Revenue by geographical segment
India	16,609.11	15,495.60
Outside India	9,005.22	7,278.11

Total	25,614.33	22,773.71

Carrying Amount of Segment Assets
India	26,742.50	20,725.21
Outside India	1,043.36	1,257.80

Total	27,785.86	21,983.01

Segment Capital Expenditure
India	6,603.57	5,351.43
Outside India	398.43	26.89

Total	7,002.00	5,378.32

43	The disclosures as required by AS 15 on “Employee Benefits” are as follows:
(a)	Defined Contribution Plan:

				(Rs. in Crore)
Particulars	2009-10	2008-09	2007-08	2006-07

Employer’s Contribution to Provident Fund	34.52	28.64	27.67	24.12
Employer’s Contribution to Superannuation Fund	1.95	1.87	1.84	1.59

Sterlite Industries (India) Limited Annual Report 2010      141
Financial Statements
Schedule 21 continued
43	The disclosures as required by AS 15 on “Employee Benefits” are as follows: continued
(b)	Defined Benefit Plan:
The disclosure as required under AS 15 regarding the Company’s gratuity plan (funded) is as follows:
The Company, BALCO, HZL have constituted a trust recognized by Income Tax authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India. In accordance with revised Accounting Standard-15 ‘Employee Benefits’, the Company has provided the liability on actuarial basis. As per the actuarial certificate (on which the auditors have relied), the details of the employees; benefits plan — gratuity are:

Particulars	2009-10	2008-09	2007-08	2006-07

Actuarial assumptions
Salary growth	3.00% – 5.00%	3.00% – 5.00%	3.00% – 5.00%	3.00% – 5.00%
Discount rate	7.50%	7.50%	7.50% – 8.00%	7.50% – 8.00%
Expected return on Plan Assets	7.50% – 9.45%	7.50% – 9.45%	7.50% – 9.10%	8.00% – 8.40%
Mortality Table (LIC)	1994-96	1994-96	1994-96	1994-96
	(duly modified)	(duly modified)	(duly modified)	(duly modified)

Amount recognised in the income statement
Current service cost	9.71	8.14	7.50	6.48
Interest cost	11.95	11.14	10.36	8.90
Expected return on plan assets	(8.74)	(7.98)	(6.89)	(5.61)
Net actuarial (gains)/losses recognised in the period	21.45	5.57	(0.49)	6.90

Total	34.37	16.87	10.48	16.67

Movement in present value of defined benefit obligation
Obligation at the beginning of the year	164.93	148.28	135.87	119.40
Current service cost	9.71	8.15	7.51	6.49
Interest cost	11.95	11.13	10.35	8.90
Actuarial loss on obligation	21.95	5.78	(1.15)	6.62
Benefits paid	(16.42)	(8.41)	(4.30)	(5.54)

Obligation at the end of the year	192.12	164.93	148.28	135.87

Movement in present value of plan assets
Fair value at the beginning of the year	98.14	86.93	77.88	71.59
Expected returns on plan assets	8.73	7.98	6.89	5.21
Employees’ contribution	—	—	—	—
Contribution	21.21	11.43	7.12	6.02
Actuarial gains and losses	0.51	0.21	(0.66)	0.12
Benefits paid	(16.42)	(8.41)	(4.30)	(5.06)

Fair value at the end of the year	112.17	98.14	86.93	77.88

Amount recognised in the balance sheet
Present value of obligations at the end of the year	192.12	164.93	148.28	135.87
Less: Fair value of plan assets at the end of the year	(112.17)	(98.14)	(86.95)	(77.88)

Net liability recognised in the balance sheet	79.95	66.79	61.33	57.99

Experience Adjustment on actuarial Gain/(Loss)
Plan Liabilities	(21.95)	*	*	*
Plan Assets	0.11	*	*	*

Note:
In the absence of detailed informations regarding Plan assets which is funded with Life Insurance Corporation of India, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.
*	The details of experience adjustments arising on account of plan assets and liabilities as required by paragraph 120(n)(ii) of AS 15 (Revised) on “Employee Benefits” are not available in the valuation report and hence, are not furnished.
The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

142      Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Consolidated Accounts continued
Schedule 21 continued
44	Related Party disclosures

List of related parties and relationships
i)	Entities Controlling the Company (Holding Companies) Twinstar Holding Limited Vedanta Resources Holdings Limited Vedanta Resources Plc. Volcan Investments Limited Twinstar Infrastructure Limited
ii)	Associates India Foils Limited (Till 19 November 2008) Vedanta Aluminium Limited (Fellow Subsidiary and Associate) Henry Davis York
iii)	Fellow Subsidiary
The Madras Aluminium Company Limited
Konkola Copper Mines Plc.
Sesa Goa Limited
Sesa Industries Limited
Monte Cello NV
V S Dempo & Co. Private Limited
w.e.f. 11 June 2009
Dempo Mining Corporation Private
Limited w.e.f. 11th June 2009
iv)	Key Managerial Personnel
Mr. Anil Agarwal
Mr. Navin Agarwal
Mr. Tarun Jain
Mr. K.K. Kaura (Till 30 September 2008)
Mr. M. S. Mehta
Mr. D D Jalan
Mr. Pramod Suri
Mr. C.V. Krishnan
Mr. Gunjan Gupta (w.e.f. 16 October 2008)
Mr. Akhilesh Joshi (w.e.f. 21 October 2008)
Mr. Agnivesh Agarwal
Mr. M Siddiqi
Mr. Scot Clyde
Mr. Ajay Jajoo (Till 31 March 2009)
v)	Relatives of Key management Personnel
Mr. Dwarka Prasad Agarwal Relative of Mr. Anil Agarwal and
Mr. Navin Agarwal
Ms. Vedvati Agarwal Relative of Mr. Anil Agarwal and
Mr. Navin Agarwal
Ms. Suman Didwania Relative of Mr. Anil Agarwal and
Mr. Navin Agarwal
vi)	Others
Anil Agarwal Foundation Trust
Agarwal Galvanising Pvt. Limited
Madanpur South Coal Company Limited (Joint Venture)
Rampia Coal Mines & Energy Private Limited (Joint Venture)
Vedanta Medical Research Foundation
Sterlite Foundation

Sterlite Industries (India) Limited Annual Report 2010      143
Financial Statements
Schedule 21 continued
44	Related Party disclosures continued
vii)	Transaction During the year with related parties

										Relatives of
								Key Managerial		Key Managerial				(Rs. in Crore)
		Holding Companies		Fellow Subsidiary		Associates		Personnel		Personnel		Others		Total
		Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous
		year	year	year	year	year	year	year	year	year	year	year	year	year	year

1a	Current Assets, Loans and Advances:
	Balance as at 31 March, 2010	—	—	0.43	0.43	34.99	1.60	—	—	—	—	—	—	35.42	2.03
b	Advances Recoverable in Cash or in Kind Given/(received) during the year	(0.11)	0.11	200.45	559.15	7,673.80	531.65	—	—	—	—	20.65	0.52	7,894.79	1,091.43
	Balance as at 31 March, 2010	0.00	0.11	2.00	27.22	8,654.58	921.73	—	—	—	—	0.72	0.52	8,657.30	949.58
c	Loan Balance as at 31 March, 2010	—	—	680.18	536.42	—	—	—	—	—	—	—	—	680.18	536.42
2	a) Investments made during the year	—	—	—	—	1,815.00	837.03	—	—	—	—	—	—	1,815.00	837.03
	Investments redeemed during the year	—	—	—	—	(2,019.16)	—	—	—	—	—	0.79	—	(2,018.37)	—
	b) Investments as at 31 March, 2010	—	—	—	—	2,378.04	2,582.20	—	—	—	—	3.12	0.66	2,381.16	2,582.86
3	Current Liabilities
	Balance as at 31 March, 2010	87.46	168.53	4.49	56.96	9.00	0.43	—	—	—	—	—	—	100.95	225.92
4	Purchase/ (Sales) of Fixed Assets	—	—	—	—	7.81	8.08	—	—	—	—	—	—	7.81	8.08
5	Income
a	Sales	—	—	0.10	0.25	124.94	216.22	—	—	—	—	—	—	125.04	216.47
b	Rent	—	—	—	—	2.06	1.16	—	—	—	—	—	—	2.06	1.16
c	Guarantee Commission & Interest	—	—	21.63	15.63	367.58	52.75	—	—	—	—	—	—	389.21	68.38
6	Expenditure
a	Long Term Incentive Plan expenses/ (Recovery)	38.28	81.14	(0.92)	(20.57)	(8.55)	(9.01)	—	—	—	—	—	—	28.81	51.56
b	Purchased during the year	—	—	351.69	16.89	27.23	435.44	—	—	—	—	—	—	378.92	452.34
c	Remuneration/Sitting Fees	—	—	—	—	—	—	24.34	26.28	—	0.03	—	—	24.34	26.31
d	Allocation of Corporate Expenses	—	—	(0.43)	(1.38)	(3.46)	(1.50)	—	—	—	—	—	—	(3.89)	(2.88)
e	Management Consultancy Services	23.71	22.96	—	—	—	—	—	—	—	—	—	—	23.71	22.96
f	Power Charges	—	—	18.40	5.35	—	—	—	—	—	—	—	—	18.40	5.35
g	Legal Advice Fee	—	—	—	—	1.79	3.37	—	—	—	—	—	—	1.79	3.37
h	Recovery of deputed employees remuneration	—	—	(6.62)	(3.55)	(5.93)	(20.29)	—	—	—	—	(0.73)	(1.18)	(13.28)	(25.02)
i	Recovery of other expenses	—	—	(3.92)	(0.70)	(1.24)	(0.12)	—	—	—	—	(0.60)	—	(5.76)	(0.82)
j	Donation	—	—	—	—	—	—	—	—	—	—	3.26	—	3.26	—
K	Interest paid	—	—	—	65.33	—	—	—	—	—	—	—	—	—	65.33
l	Guarantee Commission	2.09	0.96	—	—	—	—	—	—	—	—	—	—	2.09	0.96
7	Dividend paid	143.96	161.49	8.96	10.24	—	—	—	—	—	—	—	—	152.92	171.73
8	Guarantees given	—	—	—	—	4,838.62	3,583.78	—	—	—	—	22.17	—	4,860.79	3,583.78
9	Guarantees taken	767.38	866.15	—	—	—	—	—	—	—	—	—	—	767.38	866.15

viii)	In Previous Year, the Company had written back provision made in earlier years towards expected liability on account of guarantees given to Banks and Financial Institutions for the loans taken by IFL amounting to Rs. 128.34 Crore.

144      Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Consolidated Accounts continued
Schedule 21 continued
44	Related Party disclosures continued
ix)	Details of Major Transactions with related parties:-
1a Debtors

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(a) Balance as at 31 March 2010
(i) Vedanta Aluminium Limited	34.99	1.60
(ii) Konkola Copper Mines Plc	0.43	0.43

	35.42	2.03

(b) Advances Recoverable in Cash or in Kind Given/(Received) during the year
(i) Konkola Copper Mines Plc	200.11	557.67
(ii) Vedanta Aluminium Limited	7,673.80	531.65
(iii) Twinstar Holding Limited	(0.11)	0.11
(iv) Sesa Goa Limited	(0.61)	1.48
(v) Rampia Coal Mines & Energy Pvt Limited (Represents advance against share application money)	—	0.52
(vi) The Madras Aluminium Company Limited	0.68	—
(vii) Dempo Mining Corporation Private Limited	0.12	—
(viii) Anil Agarwal Foundation Trust	0.18	—
(ix) VS Dempo & Co Pvt Ltd	0.15	—
(x) Vedanta Medical Research Foundation	20.47	—

	7,894.79	1,091.43

Balance as at 31 March 2010
(i) Sesa Goa Limited	0.99	1.57
(ii) Rampia Coal Mines & Energy Pvt Limited (Represents advance against share application money)	0.52	0.52
(iii) Konkola Copper Mines Plc	0.06	25.65
(iv) Twinstar Holding Limited	—	0.11
(v) Anil Agarwal Foundation Trust	0.18	—
(vi) Vedanta Aluminium Limited	8,654.58	921.73
(vii) Madanpur South Coal Company Limited	0.02	—
(viii) VS Dempo & Co Private Limited	0.15	—
(ix) The Madras Aluminium Company Limited	0.68	—
(x) Dempo Mining Corporation Private Limited	0.12	—
(xi) Vedanta Resources Plc. (Rs. 3,076)	0.00	—

	8,657.30	949.58

(c) Loan Balance as at 31 March 2010
(i) Konkola Copper Mines Plc	680.18	536.42

	680.18	536.42

2 a Investments made/(redeemed) during the year

(i) Vedanta Aluminium Limited (net of purchase of Rs. 1,815 Crore in Current Year) (also refer to note number 7(a) of Schedule 21)	(204.16)	685.00
(ii) India Foils Limited	—	152.03
(iii) Madanpur South Coal Company Limited	0.27	—
(iv) Rampia Coal Mines & Energy Pvt. Limited	0.52	—

	(203.37)	837.03

b Investments as at 31 March, 2010
(i) Madanpur South Coal Company Limited	2.08	0.14
(ii) Vedanta Aluminium Limited	2,378.04	2,582.20
(iii) Rampia Coal Mines & Energy Pvt Limited	1.04	0.52

	2,381.16	2,582.86

Sterlite Industries (India) Limited Annual Report 2010     145
Financial Statements
Schedule 21 continued
44	Related Party disclosures continued
3	Current Liabilities

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(i) Vedanta Resources Plc	87.46	168.53
(ii) Vedanta Aluminium Limited	8.86	0.43
(iii) Monte Cello NV	—	56.96
(iv) The Madras Aluminium Company Limited	2.22	—
(v) Konkola Copper Mines Plc	2.27	—
(vi) Henry Davis York	0.14	—

	100.95	225.92

4	Purchase/(Sales) of Fixed Assets

(i) Vedanta Aluminium Limited	7.81	8.08

	7.81	8.08

5	Income:

(a) Sales:
(i) The Madras Aluminium Company Limited	0.10	0.25
(ii) India Foils Limited	—	54.86
(iii) Vedanta Aluminium Limited	124.94	161.36

	125.04	216.47

(b) Rent Income
(i) Vedanta Aluminium Limited	2.06	1.16

	2.06	1.16

(c) Guarantee Commission & interest:
(i) Vedanta Aluminium Limited	367.58	52.75
(ii) Konkola Copper Mines Plc	21.63	15.63

	389.21	68.38

6	Expenditure:

(a) Long Term Incentive Plan expenses/(Recovery)
(i) Vedanta Resources Plc	38.28	81.14
(ii) Konkola Copper Mines Plc	—	(15.67)
(iii) The Madras Aluminium Company Limited	(0.92)	(2.67)
(iv) Vedanta Aluminium Limited	(8.55)	(9.01)
(v) Sesa Goa Limited	—	(2.23)

	28.81	51.56

(b) Purchases:
(i) The Madras Aluminium Company Limited	275.67	3.06
(ii) Sesa Industries Limited	3.88	2.93
(iii) Sesa Goa Limited	1.10	0.27
(iv) Konkola Copper Mines Plc	71.04	10.63
(v) Vedanta Aluminium Limited (including material taken on loan basis)	27.23	435.44

	378.92	452.34

146     Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Consolidated Accounts continued
Schedule 21 continued

44 Related Party disclosures continued

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(c) Remuneration/Sitting Fees:
(i) Mr. Navin Agarwal	8.19	7.01
(ii) Mr. K K Kaura	—	4.27
(iii) Mr. Tarun Jain	4.74	3.51
(iv) Mr. M S Mehta	2.32	1.53
(v) Mr. C.V. Krishnan	—	2.86
(vi) Mr. Gunjan Gupta	1.31	0.75
(vii) Mr. D.D.Jalan	2.29	1.66
(viii) Mr. D. P. Agarwal	—	0.03
(ix) Mr. Pramod Suri	1.10	1.69
(x) Mr. Akhilesh Joshi	1.33	0.29
(xi) Mr. Agnivesh Agarwal	0.00 *	0.00 *
*(Rs. 40,000 Previous Year Rs. 20,000)
(xii) Mr. M. Siddiqi	1.72	1.35
(xiii) Mr. Scot Clyde	1.34	1.25
(xiv) Mr. Ajay Jajoo	—	0.11

	24.34	26.31

(d) Allocation of Corporate Expenses:
(i) The Madras Aluminium Company Limited	(0.43)	(1.38)
(ii) Vedanta Aluminium Limited	(3.46)	(1.50)

	(3.89)	(2.88)

(e) Management Consultancy Services:
(i) Vedanta Resources Plc	23.71	22.96

	23.71	22.96

(f) Power Charges
(i) The Madras Aluminium Company Limited	18.40	5.35

	18.40	5.35

(g) Legal advice fees
(i) Henry Davis York	1.79	3.37

	1.79	3.37

(h) Recovery of deputed employees remuneration
(i) The Madras Aluminium Company Limited	(0.08)	(1.02)
(ii) Vedanta Aluminium Limited	(5.93)	(20.29)
(iii) VS Dempo & Co Private Limited	(1.02)	—
(iv) Konkola Copper Mines Plc	(0.34)	—
(v) Anil Agarwal Foundation Trust	(0.73)	(1.18)
(vi) Dempo Mining Corporation Private Limited	(0.38)	—
(vii) Sesa Goa Limited	(4.80)	(2.53)

	(13.28)	(25.02)

(i) Recovery of Other Expenses
(i) The Madras Aluminium Company Limited	(0.29)	(0.21)
(ii) Konkola Copper Mines Plc	(0.97)	(0.31)
(iii) Vedanta Aluminium Limited	(1.24)	(0.12)
(iv) Sesa Goa Limited	(2.66)	(0.18)
(v) Anil Agarwal Foundation Trust	(0.60)	—
(vi) VS Dempo & Co Private Limited [Rs. (31,044)]	(0.00)	—
(vii) Dempo Mining Corporation Private Limited [Rs. 34,278]	0.00	—

	(5.76)	(0.82)

(j) Donation paid
(i) Sterlite Foundation	3.26	—

	3.26	—

Sterlite Industries (India) Limited Annual Report 2010     147
Financial Statements
Schedule 21 continued
44	Related Party disclosures continued

	Current Year	Previous Year
	(Rs. in Crore)	(Rs. in Crore)

(k) Interest paid
(i) Monte Cello NV	—	65.33

	—	65.33

(i) Guarantee Commission
(i) Vedanta Resources plc.	2.09	0.96

	2.09	0.96

7	Dividend paid

(i) Twinstar Holdings Limited	143.96	161.49
(ii) The Madras Aluminium Company Limited	8.96	10.24

	152.92	171.73

8	Guarantees given

(i) Vedanta Aluminium Limited	4,838.62	3,583.78
(ii) Rampia Coal Mines & Energy Pvt. Limited	22.17	—

	4,860.79	3,583.78

9	Guarantees taken

(i) Vedanta Resources Plc.	767.38	866.15

	767.38	866.15

45	Earning Per Share (EPS)

		Rs. in Crore	Rs. in Crore
		Current Year	Previous Year

Profit attributable to Equity Shareholders for Basic Earning per Share		3,743.74	3,539.99
Less: Interest and finance charges (net of exchange and derivative gain) recognised on Convertible Senior Note (net of tax)		(34.55)	—

Profit attributable to equity shareholders for Diluted EPS		3,709.19	3,539.99

Weighted average No. of equity shares outstanding during the year:–
For Basic Earning per Share	Nos.	80,00,55,054	70,84,94,411
For Diluted Earning per Share	Nos.	80,90,98,609	70,84,94,411

Basic EPS	Rs.	46.79	49.96
Diluted EPS	Rs.	45.84	49.96
Nominal Value per Share	Rs.	2/–	2/–

Reconciliation between number of shares used for calculating basic and diluted earning per share

	Current Year	Previous Year

(i) Weighted Average no. of shares used for calculating Basic earning per share	80,00,55,054	70,84,94,411
(ii) Potential Equity Shares (Convertible Senior Note)	90,43,555	—

(iii) Weighted Average no. of shares used for calculating Diluted earning per share	80,90,98,609	70,84,94,411

148     Sterlite Industries (India) Limited Annual Report 2010
Notes Forming Part of the Consolidated Accounts continued
Schedule 21 continued
46 Contingent Liabilities

	As at	As at
	31 March	31 March
	2010	2009
	(Rs. in Crore)	(Rs. in Crore)

(a) Estimated amount of contracts remaining to be executed on Capital Account and not provided for (net of advances)	12,332.43	6,760.63
(b) Disputed liabilities in appeal (No outflow is expected in the near future):
(i) Income Tax	484.82	221.18
(ii) Sales Tax	44.28	30.70
(iii) Excise Duty	109.26	98.50
(iv) Service tax	18.57	15.94
(v) Custom Duty	10.20	6.23
(vi) Others	70.82	59.90
(c) Claims against the Company not acknowledged as debts	166.66	154.69
(d) Relating to Energy Development Cess claimed by the Government of Chhattisgarh	262.23	216.85
(e) Letters of Credit given in favour of Asarco LLC, USA (refer note no. 5 of Schedule 21)	—	509.50
(f) Unexpired Letters of Credit (These are established in favour of vendors but cargo/material under the aforesaid Letter of Credit are yet to be received as on year end date. Cash outflow expected on the basis of payment terms as mentioned in Letter of Credit).	1,147.12	771.11
(g) Bank Guarantees (Bank guarantees are provided under contractual/legal obligation. No cash outflow is expected)	369.43	538.67
(h) Sales Bill Discounted (No cash outflow is expected)	1,026.51	400.36
(i) Custom Duty Bond taken for Project Import	265.91	185.36
(j) Claim for compensation (CLZS) Land of HZL	Not Ascertainable	Not Ascertainable
(k) Dividend on 2% Redeemable Cumulative Convertible Preference shares (not provided in absence of profit)	—	0.02
(l) In TSPL, There are around 200 land cases filed by the erstwhile owners of the land for enhancement of compensation. The Mansa District Administration & PSEB, which acquired the land, is defending the case and TSPL has not been made party to these cases. There may be a liability on TSPL in case of award in favour of land owners. TSPL has obtained a legal advice that in case of such an eventuality, TSPL can remand such award and hence has advised not to become party to these cases.

(m) In July 2005, in case of TCM, it was reported that the Highway Road passing beside the mine was showing signs of cracking at some areas. To mitigate further risks to the users the cracks were repaired and a detour was constructed. Monitoring of the movements of the road is ongoing. The Department of Main Roads has submitted the claim and evaluating possible realignment paths and costs. Matter is handled by lawyer of the insurance Company. The Company is subject to a deductible under insurance policy which has been paid.

(n) In January 2006, SV Partners made a claim against TCM acting as liquidators of Faminco Mining Services Pty Ltd (Faminco) (in liquidation). TCM had previously been a party to a mining agreement with Faminco. SV partners allege that a reduction by Faminco in its balance account was a preferential payment to the Company as a creditor and therefore recoverable. TCM has obtained release from all contractual obligations form Faminco. TCM has responded to SV partners on this issue and refuted SV Partners’ claim that the payment was a preference payment. The Company has received final confirmation from SV Partners wherein claim against the Company was dropped and consequently no contingent liability exists as at 31 March 2010 (Previous Year Rs. 1.23 Crore).

(o) The Company has given Corporate Guarantees to Banks/Financial Institutions/Others on behalf of Vedanta Aluminium Limited, CMT, TCM and Sterlite Energy Limited. The outstanding amount is Rs. 7,604.83 Crore (Previous year Rs. 6,243.73 Crore) at year end.

(p) Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice amounts to Rs. 14.41 Crore (Previous year Rs. 12.06 Crore).

(q) The Company has agreed to pay any liability upto Rs. 15 Crore that may arise in respect of Power Transmission Line Division (since divested) for the period upto 30 June 2006. This liability is enforceable on the Company upto 30 June 2011.

Sterlite Industries (India) Limited Annual Report 2010     149
Financial Statements
Schedule 21 continued
47 The figures of previous year have been recasted, rearranged and regrouped wherever considered necessary.
For and on behalf of the Board of Directors

Navin Agarwal	D.D. Jalan
Executive Vice Chairman	Whole Time Director

Kishore Kumar	Vinod Bhandawat	Rajiv Choubey
Chief Executive Officer	Chief Financial Officer	Company Secretary

Place: Mumbai
Dated: 26 April 2010

150     Sterlite Industries (India) Limited Annual Report 2010
Notes

Sterlite Industries (India) Limited Annual Report 2010     151
Financial Statements

152     Sterlite Industries (India) Limited Annual Report 2010
Notes

Corporate Information
Board of Directors
Mr. Anil Agarwal
Chairman
Mr. Navin Agarwal
Executive Vice-Chairman
Mr. Gautam Doshi
Mr. Berjis Desai
Mr. Sandeep Junnarkar
Mr. D.D. Jalan
Whole-time Director
Company Secretary
Mr. Rajiv Choubey
Auditors
M/s. Chaturvedi & Shah
M/s. Deloitte Haskins & Sells
Registered Office
Sterlite Industries (India) Limited
SIPCOT Industrial Complex,
Madurai Bye Pass Road,
T V Puram P.O.,
Tuticorin – 628 002,
Tamil Nadu,
India
Corporate Office
Vedanta
75 Nehru Road,
Vile Parle (E),
Mumbai - 400 099.
Transfer Agents
Karvy Computershare Private Limited,
Plot No 17 - 24, Vittal Rao Nagar,
Madhapur, Hyderabad - 500 081
Phone:  040 23420815 - 28
Fax:      040 23420814
E-mail: mailmanager@karvy.com
             einward.ris@karvy.com
www.karvycomputershare.com
Bankers
ABN Amro Bank N.V.
Australia & New Zealand Banking Group Ltd
Bank of India
Calyon Bank
CITI Bank
DBS Bank Ltd.
Deutsche Bank AG
HDFC Bank Ltd.
ICICI Bank Ltd.
IDBI Bank Ltd.
JP Morgan Chase Bank
Standard Chartered Bank
State Bank of India
Syndicate Bank
The Hongkong and Shanghai Banking Corporation Ltd

               Sterlite Industries (India) Limited
Sterlite Industries (India) Limited
SIPCOT Industrial Complex
Madurai Bye Pass Road, TV Puram P.O.
Tuticorin - 628002, Tamil Nadu, India
Tel: +91 461 661 2591